UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No
Consolidated financial statements

Year ended December 31, 2017

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

Table of contents

Financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Analysis of changes in shareholders' equity related to components of the other comprehensive income

Consolidated statement of cash flows

Notes to the consolidated financial statements

NOTE 1     Segment information

1.1     Segment revenues

1.2     Segment revenues to segment reported EBITDA

1.3     Segment reported EBITDA to segment operating income and segment investments

1.4     Segment assets

1.5     Segment equity and liabilities

1.6     Simplified statement of cash flows on telecommunication and Orange Bank activities

1.7     Transition from adjusted EBITDA to reported EBITDA

NOTE 2     Description of business and basis of preparation of the consolidated financial statements

2.1     Description of business

2.2     Basis of preparation of the 2017 consolidated financial statements

2.3     Standards and interpretations compulsory after December 31, 2017 with no early application elected by the Group

2.4     Use of estimates and judgment

NOTE 3     Gains and losses on disposal and main changes in scope of consolidation

3.1     Gains (losses) on disposal of securities and businesses

3.2     Main changes in the scope of consolidation

NOTE 4     Sales

4.1     Revenues

4.2     Other operating income

4.3     Trade receivables

4.4     Deferred income

4.5     Other assets

4.6     Related party transactions

NOTE 5     Purchases and other expenses

5.1     External purchases

5.2     Other operating expenses

5.3     Restructuring and integration costs

5.4     Broadcasting rights and equipment inventories

5.5     Prepaid expenses

5.6     Trade payables

5.7     Other liabilities

5.8     Related party transactions

NOTE 6     Employee benefits

6.1     Labor expenses

6.2     Employee benefits

6.3     Share-based payment

6.4     Executive compensation

NOTE 7     Goodwill

7.1     Impairment loss

7.2     Goodwill

7.3     Key assumptions used to determine recoverable amounts

7.4     Sensitivity of recoverable amounts

NOTE 8     Fixed assets

8.1     Depreciation and amortization

8.2     Impairment of fixed assets

8.3     Other intangible assets

8.4     Property, plant and equipment

8.5     Fixed assets payables

8.6     Dismantling provision

NOTE 9     Taxes

9.1     Operating taxes and levies

9.2     Income tax

NOTE 10   Interests in associates and joint ventures

NOTE 11   Financial assets, liabilities and financial results (excluding Orange Bank)

11.1   Financial assets and liabilities of telecom activities

11.2   Profits and losses related to financial assets and liabilities (excluding Orange Bank)

11.3   Net financial debt

11.4   TDIRA

11.5   Bonds

11.6   Loans from development organizations and multilateral lending institutions

11.7   Financial assets (excluding Orange Bank)

11.8   Derivatives instruments (excluding Orange Bank)

NOTE 12   Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)

12.1   Interest rate risk management

12.2   Foreign exchange risk management

12.3   Liquidity risk management

12.4   Financial ratios

12.5   Credit risk and counterparty risk management

12.6   Equity market risk

12.7   Capital management

12.8   Fair value of financial assets and liabilities (excluding Orange Bank)

NOTE 13   Shareholders' equity

13.1   Changes in share capital

13.2   Treasury shares

13.3   Dividends

13.4   Subordinated notes

13.5   Translation adjustment

13.6   Non-controlling interests

13.7   Earnings per share

NOTE 14   Unrecognized contractual commitments (excluding Orange Bank)

14.1   Operating activities commitments

14.2   Consolidation scope commitments

14.3   Financing commitments

NOTE 15   Activities of Orange Bank

15.1   Financial assets and liabilities of Orange Bank

15.2   Information on market risk management with respect to Orange Bank operations

15.3   Orange Bank’s unrecognized contractual commitments

NOTE 16   Litigation

16.1   Litigation in France

16.2   Litigation in Europe

16.3   Litigation in the Middle East and Africa

16.4   Litigation related to banking activities

16.5   Other Group litigation

NOTE 17   Subsequent events

NOTE 18   Main consolidated entities

NOTE 19   Auditors’ fees
The accompanying notes form an integral part of the consolidated financial statements.

The accounting principles are split within each note in gray areas.

Consolidated income statement

(in millions of euros, except for per share data)	Note	2017	2016	2015
Revenues	4.1	41,096	40,918	40,236
External purchases	5.1	(18,475)	(18,281)	(17,697)
Other operating income	4.2	701	739	642
Other operating expense	5.2	(730)	(543)	(1,069)
Labor expenses	6.1	(8,572)	(8,866)	(9,058)
Operating taxes and levies	9.1.1	(1,846)	(1,808)	(1,783)
Gains (losses) on disposal of investments and activities	3.1	(5)	59	178
Restructuring and integration costs	5.3	(167)	(499)	(172)
Depreciation and amortization	8.1	(6,846)	(6,728)	(6,465)
Effects resulting from business combinations	3.2	(27)	97	6
Reclassification of translation adjustment from liquidated entities		(8)	14	-
Impairment of goodwill	7.1	(20)	(772)	-
Impairment of fixed assets	8.2	(190)	(207)	(38)
Share of profits (losses) of associates and joint ventures	10	6	(46)	(38)
Operating income		4,917	4,077	4,742
Cost of gross financial debt	11.2	(1,274)	(1,407)	(1,597)
Gains (losses) on assets contributing to net financial debt	11.2	11	23	39
Foreign exchange gains (losses)	11.2	(63)	(149)	1
Other net financial expenses	11.2	(17)	(31)	(26)
Effects resulting from BT stake	11.7	(372)	(533)	-
Finance costs, net		(1,715)	(2,097)	(1,583)
Income tax	9.2.1	(1,088)	(970)	(649)
Consolidated net income of continuing operations		2,114	1,010	2,510
Consolidated net income of discontinued operations (EE)	3.2	29	2,253	448
Consolidated net income		2,143	3,263	2,958
Net income attributable to owners of the parent company		1,906	2,935	2,652
Non-controlling interests	13.6	237	328	306
Earnings per share (in euros) attributable to parent company	13.7
Net income of continuing operations
• basic		0.61	0.15	0.72
• diluted		0.61	0.15	0.72
Net income of discontinued operations
• basic		0.01	0.85	0.17
• diluted		0.01	0.85	0.17
Net income
• basic		0.62	1.00	0.89
• diluted		0.62	1.00	0.89

Consolidated statement of comprehensive income

(in millions of euros)	Note	2017	2016	2015
Consolidated net income		2,143	3,263	2,958
Remeasurements of the net defined benefit liability	6.2	16	(80)	53
Income tax relating to items that will not be reclassified	9.2.2	(23)	20	(15)
Share of other comprehensive income in associates and joint ventures that will not be reclassified	10	(9)	-	(2)
Items that will not be reclassified to profit or loss (a)		(16)	(60)	36
Assets available for sale	11.7-15.1	23	(4)	15
Cash flow hedges	11.8.2	49	(364)	538
Translation adjustment gains and losses	13.5	(180)	(227)	77
Income tax relating to items that are or may be reclassified	9.2.2	6	123	(187)
Items that are or may be reclassified subsequently to profit or loss (b)		(102)	(472)	443
Other comprehensive income from continuing operations (a) + (b)		(118)	(532)	479
Remeasurements of the net defined benefit liability in associates and joint ventures		-	52	-
Income tax relating to items that are not reclassified in associates and joint ventures		-	(4)	-
Items that are not reclassified to profit or loss (c)		-	48	-
Translation adjustment gains and losses	13.5	-	(836)	-
Net Investment hedges	11.8	-	65	-
Cash flow hedges in associates and joint ventures		-	(5)	-
Income tax relating to items that are reclassified	9.2.2	-	(22)	-
Items that are reclassified to profit or loss (d)		-	(798)	-
Other comprehensive income of discontinued operations (EE) (c) + (d)	3.2	-	(750)	-
Other consolidated comprehensive income (a) + (b) + (c) + (d)		(118)	(1,282)	479
Consolidated comprehensive income		2,025	1,981	3,437
Comprehensive income attributable to the owners of the parent company		1,835	1,669	3,104
Comprehensive income attributable to non-controlling interests		190	312	333

Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2017	December 31, 2016	December 31, 2015
Assets
Goodwill	7.2	27,095	27,156	27,071
Other Intangible assets	8.3	14,339	14,602	14,327
Property, plant and equipment	8.4	26,665	25,912	25,123
Interests in associates and joint ventures	10	77	130	162
Non-current financial assets	11.1	3,711	3,882	835
Non-current derivatives assets	11.1	213	915	1,297
Other non-current assets	4.5	110	106	85
Deferred tax assets	9.2.3	1,825	2,116	2,430
Total non-current assets		74,035	74,819	71,330
Inventories	5.4	827	819	763
Trade receivables	4.3	5,175	4,964	4,876
Loans and receivables of Orange Bank (1)	15.1	3,096	3,091	-
Current financial assets	11.1	2,865	1,862	1,283
Current derivatives assets	11.1	34	57	387
Other current assets	4.5	1,101	1,073	983
Operating taxes and levies receivables	9.1.2	1,045	918	893
Current tax assets	9.2.3	132	170	163
Prepaid expenses	5.5	594	540	495
Cash and cash equivalents	11.1	5,810	6,355	4,469
Total current assets		20,679	19,849	14,312
Assets held for sale (2)		-	-	5,788
Total assets		94,714	94,668	91,430

Equity and liabilities
Share capital		10,640	10,640	10,596
Share premiums and statutory reserve		16,859	16,859	16,790
Subordinated notes		5,803	5,803	5,803
Retained earnings		(2,814)	(2,614)	(2,282)
Equity attributable to the owners of the parent company		30,488	30,688	30,907
Non-controlling interests		2,454	2,486	2,360
Total equity	13	32,942	33,174	33,267
Non-current financial liabilities	11.1	26,293	28,909	29,528
Non-current derivatives liabilities	11.1	1,002	578	252
Non-current fixed assets payables	8.5	610	907	1,004
Non-current employee benefits	6.2	2,674	3,029	3,142
Non-current provision for dismantling	8.6	774	716	715
Non-current restructuring provision	5.3	251	185	225
Other non-current liabilities	5.7	521	608	792
Deferred tax liabilities	9.2.3	611	658	879
Total non-current liabilities		32,736	35,590	36,537
Current financial liabilities	11.1	6,311	4,759	4,536
Current derivatives liabilities	11.1	34	50	131
Current fixed assets payables	8.5	3,046	2,800	2,728
Trade payables	5.6	6,522	6,211	6,227
Debts related to Orange Bank activities (1)	15.1	4,660	4,364	-
Current employee benefits	6.2	2,448	2,266	2,214
Current provision for dismantling	8.6	15	21	18
Current restructuring provision	5.3	126	190	189
Other current liabilities	5.7	1,935	1,530	1,695
Operating taxes and levies payables	9.1.2	1,262	1,241	1,318
Current tax payables	9.2.3	596	338	434
Deferred income	4.4	2,081	2,134	2,136
Total current liabilities		29,036	25,904	21,626
Liabilities related to assets held for sale (2)		-	-	-
Total equity and liabilities		94,714	94,668	91,430

(1) Financial assets and liabilities, related to loans and debts to customers and credit institutions, classified as non-current as at December 31, 2016, have been fully reclassified as current in 2017.

(2) Telkom Kenya and EE in 2015. (See Note 3.2)

Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subordinated notes	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2015		2,648,885,383	10,596	16,790	5,803	(4,040)	410	29,559	1,894	248	2,142	31,701
Consolidated comprehensive income		-	-	-	-	2,652	452	3,104	306	27	333	3,437
Share-based compensation	6.3	-	-	-	-	4	-	4	6	-	6	10
Purchase of treasury shares	13.2	-	-	-	-	0	-	0	-	-	-	0
Dividends	13.3	-	-	-	-	(1,589)	-	(1,589)	(304)	-	(304)	(1,893)
Subordinated notes remuneration	13.4	-	-	-	-	(272)	-	(272)	-	-	-	(272)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	24	-	24	4	-	4	28
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	-	-	-	185	-	185	185
Other movements		-	-	-	-	77	-	77	(6)	-	(6)	71
Balance at December 31, 2015		2,648,885,383	10,596	16,790	5,803	(3,144)	862	30,907	2,085	275	2,360	33,267
Consolidated comprehensive income		-	-	-	-	2,935	(1,266)	1,669	328	(16)	312	1,981
Capital increase	13.1	11,171,216	44	69	-	-	-	113	-	-	-	113
Share-based compensation	6.3	-	-	-	-	52	-	52	6	-	6	58
Purchase of treasury shares	13.2	-	-	-	-	1	-	1	-	-	-	1
Dividends	13.3	-	-	-	-	(1,596)	-	(1,596)	(259)	-	(259)	(1,855)
Subordinated notes remuneration	13.4	-	-	-	-	(291)	-	(291)	-	-	-	(291)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(94)	-	(94)	72	-	72	(22)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	70	-	70	(13)	-	(13)	57
Other movements		-	-	-	-	(143)	-	(143)	8	-	8	(135)
Balance at December 31, 2016		2,660,056,599	10,640	16,859	5,803	(2,210)	(404)	30,688	2,227	259	2,486	33,174
Consolidated comprehensive income		-	-	-	-	1,906	(71)	1,835	237	(47)	190	2,025
Share-based compensation	6.3	-	-	-	-	8	-	8	(3)	-	(3)	5
Purchase of treasury shares	13.2	-	-	-	-	(5)	-	(5)	-	-	-	(5)
Dividends	13.3	-	-	-	-	(1,729)	-	(1,729)	(234)	-	(234)	(1,963)
Subordinated notes remuneration	13.4	-	-	-	-	(282)	-	(282)	-	-	-	(282)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(2)	-	(2)	2	-	2	-
Other movements		-	-	-	-	(25)	-	(25)	13	-	13	(12)
Balance at December 31, 2017		2,660,056,599	10,640	16,859	5,803	(2,339)	(475)	30,488	2,242	212	2,454	32,942

Analysis of changes in shareholders' equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests						Total other comprehensive income
	Assets available for sale	Hedging instruments	Transla-tion adjustment	Actuarial gains and losses	Deferred tax	Other comprehensive income of associates and joint ventures (1)	Total	Assets available for sale	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Total
Balance at January 1, 2015	21	(487)	1,152	(516)	312	(72)	410	-	(1)	272	(30)	7	248	658
Variation	15	539	60	36	(196)	(2)	452	-	(1)	17	17	(6)	27	479
Balance at December 31, 2015	36	52	1,212	(480)	116	(74)	862	-	(2)	289	(13)	1	275	1,137
Variation	(2)	(301)	(1,049)	(77)	120	43	(1,266)	(2)	2	(14)	(3)	1	(16)	(1,282)
Balance at December 31, 2016	34	(249)	163	(557)	236	(31)	(404)	(2)	-	275	(16)	2	259	(145)
Variation	22	53	(135)	16	(18)	(9)	(71)	1	(4)	(45)	-	1	(47)	(118)
Balance at December 31, 2017	56	(196)	28	(541)	218	(40)	(475)	(1)	(4)	230	(16)	3	212	(263)

(1) Amounts excluding translation adjustment.

Consolidated statement of cash flows

(in millions of euros)	Note	2017	2016	2015
Operating activities
Consolidated net income		2,143	3,263	2,958
Non-monetary items and reclassified items for presentation
Operating taxes and levies	9.1	1,846	1,808	1,783
Gains (losses) on disposal of investments and activities	3.1	5	(59)	(178)
Others gains (losses) (1)		(102)	(132)	(57)
Depreciation and amortization	8.1	6,846	6,728	6,465
Change in provisions	4-5-6-8	(73)	(159)	28
Remeasurement to fair value of previously held equity interests	3.2	27	(97)	(6)
Reclassification of cumulative translation adjustment from liquidated entities		8	(14)	-
Impairment of goodwill	7.1	20	772	-
Impairment of non-current assets	8.2	190	207	38
Share of profits (losses) of associates and joint ventures	10	(6)	46	38
Net income after tax of discontinued operations (EE)	3.2	(29)	(2,253)	(448)
Operational net foreign exchange and derivatives		2	44	17
Finance costs, net	11.2	1,715	2,097	1,583
Income tax	9.2	1,088	970	649
Share-based compensation		5	61	9
Changes in working capital
Decrease (increase) in inventories, gross		(14)	(62)	(48)
Decrease (increase) in trade receivables, gross		(262)	113	52
Increase (decrease) in trade payables		409	85	86
Changes in other assets and liabilities (2)		132	(767)	185
Other net cash out
Operating taxes and levies paid	9.1	(1,934)	(1,897)	(1,749)
Dividends received other than from EE		55	63	23
Dividends received from EE	3.2	-	173	446
Interest paid and interest rates effects on derivatives, net		(1,314)	(1,334)	(1,620)
Income tax paid	9.2.3	(583)	(906)	(727)
Net cash provided by operating activities (a)		10,174	8,750	9,527
o/w discontinued operations (EE)	3.2	-	208	535
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (3)	8.3-8.4	(7,527)	(8,492)	(7,771)
Increase (decrease) in fixed assets payables		(69)	32	1,239
Investing donations received in advance		71	-	-
Proceeds from sales of property, plant and equipment and intangible assets		147	145	91
Cash paid for investment securities, net of cash acquired
Liberia	3.2	-	(122)	-
Democratic Republic of the Congo	3.2	-	(178)	-
Burkina Faso	3.2	(10)	(515)	-
Sierra Leone	3.2	-	(305)	-
Jazztel	3.2	-	-	(3,306)
Médi Telecom	3.2	-	-	(80)
Others		(24)	(69)	(69)
Investments in associates and joint ventures		-	(17)	-
Others purchases of assets available for sale		(43)	(12)	-
Purchases of equity securities measured at fair value		(7)	(1)	(10)
Proceeds from sales of EE	3.2	50	4,481	-
Proceeds from sales of BT	11.7	433	-	-
Proceeds from sales of investment securities, net of cash transferred
Dailymotion	3.2	26	-	238
Other securities		6	107	59
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		(1,013)	(501)	389
Others		19	568	(186)
Net cash used in investing activities (b)		(7,941)	(4,879)	(9,406)
o/w discontinued operations (EE)		-	4,481	-

(in millions of euros)	Note	2017	2016	2015
Financing activities
Medium and long-term debt issuances	11.5-11.6	2,450	3,411	817
Medium and long-term debt redemptions and repayments	11.5-11.6	(2,728)	(2,694)	(4,412)
Increase (decrease) of bank overdrafts and short-term borrowings		949	134	(101)
Decrease (increase) of cash collateral deposits		(1,127)	(884)	1,809
Exchange rates effects on derivatives, net		(66)	201	320
Coupon on subordinated notes	13.4	(282)	(291)	(272)
Proceeds (purchases) from treasury shares	13.2	(4)	2	(0)
Employees shareholding plans	6.3	-	-	32
Capital increase (decrease) - owners of the parent company	13.1	-	113	-
Capital increase (decrease) - non-controlling interests		34	(4)	-
Changes in ownership interests with no gain / loss of control
Egypt	3.2	-	-	(210)
Others		1	(16)	(12)
Dividends paid to owners of the parent company	13.3	(1,729)	(1,596)	(1,589)
Dividends paid to non-controlling interests	13.6	(236)	(259)	(306)
Net cash used in financing activities (c)		(2,738)	(1,883)	(3,924)
o/w discontinued operations (EE)	3.2	-	(220)	(16)
Net change in cash and cash equivalents (a) + (b) + (c)		(505)	1,988	(3,803)

Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		6,355	4,469	6,758
o/w continuing operations		6,355	4,469	6,758
o/w discontinued operations		-	-	-
Cash change in cash and cash equivalents		(505)	1,988	(3,803)
Non-cash change in cash and cash equivalents		(40)	(102)	1,514
Monetary financial securities in connection with the offer on Jazztel	3.2	-	-	1,501
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(40)	(102)	13
Cash and cash equivalents in the closing balance		5,810	6,355	4,469

(1) Corresponds to disposals on fixed assets and interests related to Orange Bank NBI (interests on banking investments).

(2) Of which flows from operating activities related to Orange Bank and excluding operating tax receivables and payables. In 2016, the variance is mainly due to the payment of the amend for the Enterprise Market litigation for (350) million euros.

(3) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 43 million euros (91 million euros at December 31, 2016 and 43 million euros at December 31, 2015) have no impact on the statement of cash flows at the time of acquisition.

NOTE 1         Segment information

1.1        Segment revenues

(in millions of euros)	France						Europe
		Spain	Poland	Belgium & Luxembourg	Central European countries	Eliminations Europe	Total

2017
Revenues (1)	18,052	5,371	2,674	1,251	1,749	(19)	11,026
Mobile services	6,450	2,769	1,160	1,021	1,376	(15)	6,311
Mobile equipment sales	727	559	283	117	166	1	1,126
Fixed services	10,315	2,041	1,074	89	150	(3)	3,351
Other revenues	560	2	157	24	57	(2)	238
Voice services	-	-	-	-	-	-	-
Data services	-	-	-	-	-	-	-
IT & integration services	-	-	-	-	-	-	-
International Carriers	-	-	-	-	-	-	-
Shared services	-	-	-	-	-	-	-
External	17,470	5,318	2,638	1,222	1,725	-	10,903
Inter-operating segments	582	53	36	29	24	(19)	123

2016
Revenues (1)	17,945	5,014	2,644	1,242	1,648	(7)	10,541
Mobile services	6,506	2,630	1,222	1,021	1,344	(6)	6,211
Mobile equipment sales	684	508	249	122	122	-	1,001
Fixed services	10,178	1,872	1,068	73	134	(1)	3,146
Other revenues	577	4	105	26	48	-	183
Voice services	-	-	-	-	-	-	-
Data services	-	-	-	-	-	-	-
IT & integration services	-	-	-	-	-	-	-
International Carriers	-	-	-	-	-	-	-
Shared services	-	-	-	-	-	-	-
External	17,371	4,978	2,611	1,225	1,629	-	10,443
Inter-operating segments	574	36	33	17	19	(7)	98

2015
Revenues (1)	18,104	4,253	2,831	1,235	1,648	(4)	9,963
Mobile services	6,792	2,403	1,314	1,006	1,358	(3)	6,078
Mobile equipment sales	641	470	154	128	115	-	867
Fixed services	10,102	1,375	1,215	80	130	(1)	2,799
Other revenues	569	5	148	21	45	-	219
Voice services	-	-	-	-	-	-	-
Data services	-	-	-	-	-	-	-
IT & integration services	-	-	-	-	-	-	-
International Carriers	-	-	-	-	-	-	-
Shared services	-	-	-	-	-	-	-
External	17,501	4,215	2,800	1,220	1,626	-	9,861
Inter-operating segments	603	38	31	15	22	(4)	102

(1) Description of product lines presented in Note 4.1.

(2) Including, in 2017, revenues of 5,235 million euros in France, 34 million euros in Spain, 21 million euros in Poland, 634 million euros in other European countries and 1,328 million euros in other countries.

Including, in 2016, revenues of 5,203 million euros in France, 27 million euros in Spain, 17 million euros in Poland, 596 million euros in other European countries and 1,510 million euros in other countries.

Including, in 2015, revenues of 5,206 million euros in France, 26 million euros in Spain, 16 million euros in Poland, 592 million euros in other European countries and 1,539 million euros in other countries.

(3) Including revenues of 1,530 million euros in France in 2017. Including revenues of 1,711 million euros in France in 2016. Including revenues of 1,812 million euros in France in 2016.

Africa & Middle-East	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

5,030	7,252	1,651	(1,914)	41,097	-	(1)	41,096
4,207	857	-	-	-	-	-	-
79	151	-	-	-	-	-	-
672	-	-	-	-	-	-	-
72	-	-	-	-	-	-	-
-	1,452	-	-	-	-	-	-
-	2,700	-	-	-	-	-	-
-	2,092	-	-	-	-	-	-
-	-	1,374	-	-	-	-	-
-	-	277	-	-	-	-	-
4,779	6,861	1,083	-	41,096	-	-	41,096
251	391	568	(1,914)	1	-	(1)	-

5,245	7,353	1,812	(1,978)	40,918	-	-	40,918
4,331	887	-	-	-	-	-	-
79	95	-	-	-	-	-	-
754	-	-	-	-	-	-	-
81	-	-	-	-	-	-	-
-	1,515	-	-	-	-	-	-
-	2,789	-	-	-	-	-	-
-	2,067	-	-	-	-	-	-
-	-	1,527	-	-	-	-	-
-	-	285	-	-	-	-	-
4,971	6,933	1,200	-	40,918	-	-	40,918
274	420	612	(1,978)	-	-	-	-

4,899	7,379	1,915	(2,024)	40,236			40,236
3,953	908	-	-	-			-
78	92	-	-	-			-
770	-	-	-	-			-
98	-	-	-	-			-
-	1,547	-	-	-			-
-	2,817	-	-	-			-
-	2,015	-	-	-			-
-	-	1,555	-	-			-
-	-	360	-	-			-
4,601	6,956	1,317	-	40,236			40,236
298	423	598	(2,024)	-			-

1.2        Segment revenues to segment reported EBITDA

(in millions of euros)	France						Europe
		Spain	Poland	Belgium & Luxembourg	Central European countries	Eliminations Europe	Total

2017
Revenues	18,052	5,371	2,674	1,251	1,749	(19)	11,026
External purchases	(7,110)	(3,282)	(1,509)	(820)	(1,034)	25	(6,620)
Other operating income	1,460	110	71	26	80	(6)	281
Other operating expenses	(548)	(202)	(59)	(16)	(81)	-	(358)
Labor expenses	(3,988)	(255)	(398)	(131)	(159)	-	(943)
Operating taxes and levies	(965)	(160)	(72)	(8)	(8)	-	(248)
Gains (losses) on disposal	-	-	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-	-	-
Adjusted EBITDA (1)	6,901	1,582	707	302	547	-	3,138
Significant litigations	(115)	-	-	-	-	-	-
Specific labour expenses	(307)	-	1	-	-	-	1
Investments and businesses portfolio review	-	-	-	(1)	-	-	(1)
Restructuring and integration costs	(11)	(4)	(49)	10	-	-	(43)
Reported EBITDA (1)	6,468	1,578	659	311	547	-	3,095

2016
Revenues	17,945	5,014	2,644	1,242	1,648	(7)	10,541
External purchases	(7,003)	(3,156)	(1,475)	(805)	(937)	15	(6,358)
Other operating income	1,501	127	61	33	58	(8)	271
Other operating expenses	(517)	(203)	(60)	(6)	(58)	-	(327)
Labor expenses	(4,149)	(249)	(375)	(130)	(148)	-	(902)
Operating taxes and levies	(971)	(184)	(70)	(18)	(9)	-	(281)
Gains (losses) on disposal	-	-	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-	-	-
Adjusted EBITDA (1)	6,806	1,349	725	316	554	-	2,944
Significant litigations	-	-	-	-	-	-	-
Specific labour expenses	(435)	-	-	-	-	-	-
Investments and businesses portfolio review	-	-	-	17	(17)	-	-
Restructuring and integration costs	(166)	(127)	-	(16)	-	-	(143)
Other special items	-	-	-	-	-	-	-
Reported EBITDA (1)	6,205	1,222	725	317	537	-	2,801

2015
Revenues	18,104	4,253	2,831	1,235	1,648	(4)	9,963
External purchases	(7,063)	(2,736)	(1,501)	(793)	(925)	12	(5,943)
Other operating income	1,491	107	75	7	44	(8)	225
Other operating expenses	(591)	(163)	(72)	-	(60)	-	(295)
Labor expenses	(4,274)	(235)	(419)	(134)	(139)	-	(927)
Operating taxes and levies	(929)	(158)	(72)	(39)	(14)	-	(283)
Gains (losses) on disposal	-	-	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-	-	-
Adjusted EBITDA (1)	6,738	1,068	842	276	554	-	2,740
Significant litigations	(23)	-	-	54	-	-	54
Specific labour expenses	(472)	-	10	-	-	-	10
Investments and businesses portfolio review	1	-	(1)	-	(8)	-	(9)
Restructuring and integration costs	(99)	(22)	(31)	(9)	-	-	(62)
Reported EBITDA (1)	6,145	1,046	820	321	546	-	2,733

(1) Report to Note 1.7 for EBITDA adjustments.

(2) Orange Bank's net banking income is recognized in other operating income and amounts to 73 million euros as at December 31, 2017 (21 million euros as of December 31, 2016). The cost of risk is included in other operating expenses and amounts to (6) million euros as at December 31, 2017 ((2) million euros as of December 31, 2016).

(3) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement.

Africa & Middle-East	Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Orange Bank (2)	Eliminations telecom activities / bank	Total	Presentation adjustments (3)	Orange consolidated financial statements

5,030	7,252	1,651	(1,914)	41,097	-	(1)	41,096	-	41,096
(2,444)	(3,735)	(2,771)	4,266	(18,414)	(63)	2	(18,475)	-	(18,475)
79	169	2,366	(3,739)	616	78	(7)	687	14	701
(209)	(652)	(53)	1,387	(433)	(14)	7	(440)	(290)	(730)
(426)	(1,588)	(1,191)	-	(8,136)	(62)	-	(8,198)	(374)	(8,572)
(418)	(139)	(80)	-	(1,850)	(1)	-	(1,851)	5	(1,846)
-	-	-	-	-	-	-	-	(5)	(5)
-	-	-	-	-	-	-	-	(167)	(167)
1,612	1,307	(78)	-	12,880	(62)	1	12,819	(817)
-	-	(156)	-	(271)	-	-	(271)	271	-
-	(15)	(53)	-	(374)	-	-	(374)	374	-
-	-	(4)	-	(5)	-	-	(5)	5	-
(21)	(33)	(59)	-	(167)	-	-	(167)	167	-
1,591	1,259	(350)	-	12,063	(62)	1	12,002	-	12,002

5,245	7,353	1,812	(1,978)	40,918	-	-	40,918	-	40,918
(2,575)	(3,748)	(2,943)	4,362	(18,265)	(16)	-	(18,281)	-	(18,281)
124	173	2,445	(3,802)	712	20	-	732	7	739
(270)	(688)	(68)	1,418	(452)	(2)	-	(454)	(89)	(543)
(460)	(1,608)	(1,207)	-	(8,326)	(14)	-	(8,340)	(526)	(8,866)
(406)	(140)	(95)	-	(1,893)	-	-	(1,893)	85	(1,808)
-	-	-	-	-	-	-	-	59	59
-	-	-	-	-	-	-	-	(499)	(499)
1,658	1,342	(56)	-	12,694	(12)	-	12,682	(963)
-	-	10	-	10	-	-	10	(10)	-
-	(17)	(73)	-	(525)	-	-	(525)	525	-
16	47	(4)	-	59	-	-	59	(59)	-
(36)	(74)	(80)	-	(499)	-	-	(499)	499	-
-	-	(8)	-	(8)	-	-	(8)	8	-
1,638	1,298	(211)	-	11,731	(12)	-	11,719	-	11,719

4,899	7,379	1,915	(2,024)	40,236			40,236	-	40,236
(2,335)	(4,089)	(3,022)	4,755	(17,697)			(17,697)	-	(17,697)
58	164	2,466	(3,816)	588			588	54	642
(179)	(424)	(36)	1,085	(440)			(440)	(629)	(1,069)
(418)	(1,614)	(1,253)	-	(8,486)			(8,486)	(572)	(9,058)
(358)	(147)	(66)	-	(1,783)			(1,783)	-	(1,783)
-	-	-	-	-			-	178	178
-	-	-	-	-			-	(172)	(172)
1,667	1,269	4	-	12,418			12,418	(1,141)
-	-	(481)	-	(450)			(450)	450	-
-	(29)	(81)	-	(572)			(572)	572	-
(123)	22	162	-	53			53	(53)	-
(15)	(27)	31	-	(172)			(172)	172	-
1,529	1,235	(365)	-	11,277			11,277	-	11,277

1.3        Segment reported EBITDA to segment operating income and segment investments

(in millions of euros)	France						Europe
		Spain	Poland	Belgium & Luxembourg	Central European countries	Eliminations Europe	Total

2017
Reported EBITDA	6,468	1,578	659	311	547	-	3,095
Depreciation and amortization	(3,073)	(1,009)	(606)	(230)	(321)	-	(2,166)
Effects resulting from business combinations	-	-	-	-	-	-	-
Reclassification of cumulative translation
adjustment from liquidated entities	-	-	-	-	-	-	-
Impairment of goodwill	-	-	-	(19)	-	-	(19)
Impairment of fixed assets	(3)	-	(1)	-	-	-	(1)
Share of profits (losses) of associates and joint ventures	-	-	-	-	-	-	-
Operating income	3,392	569	52	62	226	-	909

2016
Reported EBITDA	6,205	1,222	725	317	537	-	2,801
Depreciation and amortization	(2,823)	(946)	(623)	(210)	(335)	-	(2,114)
Effects resulting from business combinations	-	-	-	-	-	-	-
Reclassification of cumulative translation
adjustment from liquidated entities	-	-	-	-	-	-	-
Impairment of goodwill	-	-	(507)	-	-	-	(507)
Impairment of fixed assets	(1)	-	-	-	-	-	-
Share of profits (losses) of associates and joint ventures	-	-	-	6	-	-	6
Operating income	3,381	276	(405)	113	202	-	186

2015
Reported EBITDA	6,145	1,046	820	321	546	-	2,733
Depreciation and amortization	(2,705)	(771)	(687)	(201)	(331)	-	(1,990)
Effects resulting from business combinations	-	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-	-
Impairment of fixed assets	(12)	-	3	-	(27)	-	(24)
Share of profits (losses) of associates and joint ventures	-	-	-	(1)	-	-	(1)
Operating income	3,428	275	136	119	188	-	718

2017
Investments in property, plant and equipment and intangible assets
Capex (3)	3,451	1,115	443	188	266	-	2,012
Telecommunications licenses	11	10	-	-	-	-	10
Finance leases	1	4	11	-	-	-	15
Total investments (4)	3,463	1,129	454	188	266	-	2,037

2016
Investments in property, plant and equipment and intangible assets
Capex (3)	3,421	1,086	455	168	251	-	1,960
Telecommunications licenses	-	51	719	-	9	-	779
Finance leases	-	4	4	-	-	-	8
Total investments (5)	3,421	1,141	1,178	168	260	-	2,747

2015
Investments in property, plant and equipment and intangible assets
Capex (3)	3,097	864	463	193	263	-	1,783
Telecommunications licenses	954	25	-	76	13	-	114
Finance leases	-	5	13	-	-	-	18
Total investments (6)	4,051	894	476	269	276	-	1,915

(1) Including investments in tangible and intangible assets of 285 million euros in France in 2017.

Including investments in tangible and intangible assets of 248 million euros in France in 2016.

Including investments in tangible and intangible assets of 236 million euros in France in 2015.

(2) Including investments in tangible and intangible assets of 280 million euros in France in 2017.

Including investments in tangible and intangible assets of 329 million euros in France in 2016.

Including investments in tangible and intangible assets of 353 million euros in France in 2015.

Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Elimination telecom activities	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

1,591	1,259	(350)	-	12,063	(62)	1	12,002
(902)	(370)	(331)	-	(6,842)	(4)	-	(6,846)
-	-	-	-	-	(27)	-	(27)

-	-	(8)	-	(8)	-	-	(8)
(1)	-	-	-	(20)	-	-	(20)
(180)	1	(7)	-	(190)	-	-	(190)
14	-	(8)	-	6	-	-	6
522	890	(704)	-	5,009	(93)	1	4,917

1,638	1,298	(211)	-	11,731	(12)	-	11,719
(1,056)	(376)	(359)	-	(6,728)	-	-	(6,728)
-	-	-	-	-	97	-	97
						-
-	1	13	-	14	-	-	14
(265)	-	-	-	(772)	-	-	(772)
(204)	(1)	(1)	-	(207)	-	-	(207)
(45)	-	(7)	-	(46)	-	-	(46)
68	922	(565)	-	3,992	85	-	4,077

1,529	1,235	(365)	-	11,277			11,277
(1,034)	(367)	(369)	-	(6,465)			(6,465)
-	6	-	-	6			6
-	-	-	-	-			-
-	-	(2)	-	(38)			(38)
(32)	(3)	(2)	-	(38)			(38)
463	871	(738)	-	4,742			4,742

1,021	382	282	-	7,148	61	-	7,209
297	-	-	-	318	-	-	318
1	24	2	-	43	-	-	43
1,319	406	284	-	7,509	61	-	7,570

962	336	277	-	6,956	15	-	6,971
742	-	-	-	1,521	-	-	1,521
4	24	55	-	91	-	-	91
1,708	360	332	-	8,568	15	-	8,583

922	325	359	-	6,486			6,486
217	-	-	-	1,285			1,285
-	23	2	-	43			43
1,139	348	361	-	7,814			7,814

(3) Capex relate to tangible and intangible investments except telecommunication licenses and financial leases and they are used internally to allocate resources. Capex are not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

(4) Including 1,893 million euros for other intangible assets and 5,677 million euros for tangible assets.

(5) Including 3,007 million euros for other intangible assets and 5,576 million euros for tangible assets.

(6) Including 2,771 million euros for other intangible assets and 5,043 million euros for tangible assets.

1.4        Segment assets

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg	Central European countries

December 31, 2017
Goodwill	14,364	6,818	245	348	2,180
Other intangible assets	4,099	1,742	1,260	304	640
Property, plant and equipment	13,637	3,542	2,551	810	875
Interests in associates and joint ventures	-	1	-	4	-
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	4	17	13	-	3
Total non-current assets	32,104	12,120	4,069	1,466	3,698
Inventories	402	79	52	25	72
Trade receivables	1,590	686	670	185	289
Prepaid expenses	76	152	16	11	10
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	828	64	21	4	27
Total current assets	2,896	981	759	225	398
Total assets	35,000	13,101	4,828	1,691	4,096

December 31, 2016
Goodwill	14,364	6,818	232	362	2,160
Other intangible assets	4,269	1,861	1,299	320	713
Property, plant and equipment	13,054	3,313	2,420	830	874
Interests in associates and joint ventures	-	1	-	6	-
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	4	16	13	1	1
Total non-current assets	31,691	12,009	3,964	1,519	3,748
Inventories	433	73	37	31	64
Trade receivables	1,515	729	512	176	223
Prepaid expenses	70	92	18	12	11
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	766	12	9	1	11
Total current assets	2,784	906	576	220	309
Total assets	34,475	12,915	4,540	1,739	4,057

December 31, 2015
Goodwill	14,364	6,818	769	362	2,159
Other intangible assets	4,378	2,222	707	347	743
Property, plant and equipment	12,294	2,768	2,583	840	897
Interests in associates and joint ventures	1	1	-	-	-
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	5	15	12	1	2
Total non-current assets	31,042	11,824	4,071	1,550	3,801
Inventories	370	67	57	21	63
Trade receivables	1,614	903	422	194	177
Prepaid expenses	67	43	20	17	12
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	824	30	27	2	13
Total current assets	2,875	1,043	526	234	265
Assets held for sale	-	-	-	-	-
Total assets	33,917	12,867	4,597	1,784	4,066

(1) Including in 2017 tangible and intangible assets of 565 million euros in France, 541 million euros in 2016, and 577 million euros in 2015.

(2) Including in 2017 tangible and intangible assets of 2,144 million euros in France, 2,203 million euros in 2016, and 2,251 million euros in 2015. Intangible assets also include the Orange brand for 3,133 million euros.

	Europe	Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements
Eliminations Europe	Total

-	9,591	1,629	1,493	18	-	27,095	-	-	27,095
-	3,946	2,160	342	3,720	1	14,268	71	-	14,339
-	7,778	3,193	479	1,575	-	26,662	3	-	26,665
-	5	70	1	1	-	77	-	-	77
-	-	-	-	-	888	888	-	-	888
-	33	13	22	18	3,412 (3)	3,502	1,496 (4)	(27)	4,971
-	21,353	7,065	2,337	5,332	4,301	72,492	1,570	(27)	74,035
-	228	78	45	74	-	827	-	-	827
4	1,834	690	807	881	(618)	5,184	-	(9)	5,175
-	189	67	187	93	(19)	593	1	-	594
-	-	-	-	-	8,014	8,014	-	-	8,014
(1)	115	757	165	268	147	2,280	3,941 (5)	(152)	6,069
3	2,366	1,592	1,204	1,316	7,524	16,898	3,942	(161)	20,679
3	23,719	8,657	3,541	6,648	11,825	89,390	5,512	(188)	94,714

-	9,572	1,709	1,496	15	-	27,156	-	-	27,156
-	4,193	2,103	327	3,694	-	14,586	16	-	14,602
-	7,437	3,270	487	1,662	-	25,910	2	-	25,912
-	7	111	1	11	-	130	-	-	130
-	-	-	-	-	980	980	-	-	980
-	31	13	21	18	4,427 (3)	4,514	1,552 (4)	(27)	6,039
-	21,240	7,206	2,332	5,400	5,407	73,276	1,570	(27)	74,819
-	205	84	50	49	(2)	819	-	-	819
9	1,649	701	784	864	(549)	4,964	-	-	4,964
-	133	66	189	95	(14)	539	1	-	540
-	-	-	-	-	7,899	7,899	-	-	7,899
(1)	32	638	150	385	204	2,175	3,452 (5)	-	5,627
8	2,019	1,489	1,173	1,393	7,538	16,396	3,453	-	19,849
8	23,259	8,695	3,505	6,793	12,945	89,672	5,023	(27)	94,668

-	10,108	1,117	1,467	15	-	27,071			27,071
-	4,019	1,936	322	3,672	-	14,327			14,327
-	7,088	3,504	505	1,732	-	25,123			25,123
-	1	155	1	4	-	162			162
-	-	-	-	-	1,392	1,392			1,392
-	30	13	22	18	3,167	3,255			3,255
-	21,246	6,725	2,317	5,441	4,559	71,330			71,330
-	208	71	59	55	-	763			763
4	1,700	728	703	759	(628)	4,876			4,876
-	92	71	179	94	(8)	495			495
-	-	-	-	-	6,086	6,086			6,086
-	72	360	140	504	192	2,092			2,092
4	2,072	1,230	1,081	1,412	5,642	14,312			14,312
-	-	-	-	5,788	-	5,788			5,788
4	23,318	7,955	3,398	12,641	10,201	91,430			91,430

(3) Including in 2017, 814 million euros of BT shares, and 1,709 million euros in 2016. (See Note 11.7)
(4) Including in 2017, 1,464 million euros of non-current financial asset, and 1,523 million euros in 2016. (See Note 15.1.2)
(5) Including in 2017, 3,096 million euros of loans and receivables of Orange Bank, and 3,091 million euros in 2016. (See Note 15.1.1)
1.5        Segment equity and liabilities

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg	Central European countries

December 31, 2017
Equity	-	-	-	-	-
Non-current fixed assets payables	75	-	132	-	195
Non-current employee benefits	1,601	5	30	-	3
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	663	134	135	69	59
Total non-current liabilities	2,339	139	297	69	257
Current fixed assets payables	1,438	532	209	56	127
Trade payables	2,487	985	371	213	254
Current employee benefits	1,451	38	57	30	22
Deferred income	1,142	78	134	62	71
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	681	126	319	109	39
Total current liabilities	7,199	1,759	1,090	470	513
Total equity and liabilities	9,538	1,898	1,387	539	770

December 31, 2016
Equity	-	-	-	-	-
Non-current fixed assets payables	322	-	155	-	208
Non-current employee benefits	1,895	-	31	1	2
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	695	151	66	69	59
Total non-current liabilities	2,912	151	252	70	269
Current fixed assets payables	1,293	539	226	69	98
Trade payables	2,355	886	327	168	223
Current employee benefits	1,369	36	44	32	22
Deferred income	1,171	76	127	59	71
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	663	103	221	138	23
Total current liabilities	6,851	1,640	945	466	437
Total equity and liabilities	9,763	1,791	1,197	536	706

December 31, 2015
Equity	-	-	-	-	-
Non-current fixed assets payables	584	-	180	-	205
Non-current employee benefits	2,017	-	55	-	3
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	750	168	84	73	60
Total non-current liabilities	3,351	168	319	73	268
Current fixed assets payables	1,252	470	233	129	111
Trade payables	2,491	847	271	170	215
Current employee benefits	1,292	47	48	36	21
Deferred income	1,220	89	127	70	67
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	748	65	232	126	16
Total current liabilities	7,003	1,518	911	531	430
Total equity and liabilities	10,354	1,686	1,230	604	698

(1) Including in 2017, 100 million euros of non-current financials liabilities, and 95 million euros in 2016.

(2) Including in 2017, 4,660 million euros of liabilities related to operations of Orange Bank, and 281 million euros of current financial liabilities. (See Note 15.1)

Including in 2016, 4,364 million euros of liabilities related to operations of Orange Bank, and 143 million euros of current financial liabilities.

	Europe	Africa & Middle-East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total Telcom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements
Eliminations Europe	Total

-	-	-	-	-	32,715	32,715	227	-	32,942
-	327	208	-	-	-	610	-	-	610
-	38	77	259	693	-	2,668	6	-	2,674
-	-	-	-	-	27,221	27,221	-	-	27,221
-	397	50	31	218	792	2,151	107 (1)	(27)	2,231
-	762	335	290	911	28,013	32,650	113	(27)	32,736
-	924	530	52	102	(1)	3,045	1	-	3,046
4	1,827	1,072	694	977	(618)	6,439	92	(9)	6,522
-	147	69	348	426	-	2,441	7	-	2,448
-	345	217	271	125	(19)	2,081	-	-	2,081
-	-	-	-	-	6,216	6,216	-	-	6,216
(1)	592	905	252	938	435	3,803	5,072 (2)	(152)	8,723
3	3,835	2,793	1,617	2,568	6,013	24,025	5,172	(161)	29,036
3	4,597	3,128	1,907	3,479	66,741	89,390	5,512	(188)	94,714

-	-	-	-	-	32,889	32,889	285	-	33,174
-	363	221	-	-	1	907	-	-	907
-	34	70	312	713	(1)	3,023	6	-	3,029
-	-	-	-	-	29,420	29,420	-	-	29,420
-	345	56	33	177	853	2,159	102 (1)	(27)	2,234
-	742	347	345	890	30,273	35,509	108	(27)	35,590
-	932	418	46	104	1	2,794	6	-	2,800
9	1,613	1,073	665	1,008	(549)	6,165	46	-	6,211
-	134	68	348	342	-	2,261	5	-	2,266
-	333	235	293	116	(14)	2,134	-	-	2,134
-	-	-	-	-	4,666	4,666	-	-	4,666
(1)	484	828	234	792	253	3,254	4,573 (2)	-	7,827
8	3,496	2,622	1,586	2,362	4,357	21,274	4,630	-	25,904
8	4,238	2,969	1,931	3,252	67,519	89,672	5,023	(27)	94,668

-	-	-	-	-	33,267	33,267			33,267
-	385	35	-	-	-	1,004			1,004
-	58	60	290	717	-	3,142			3,142
-	-	-	-	-	29,780	29,780			29,780
-	385	148	34	183	1,111	2,611			2,611
-	828	243	324	900	30,891	36,537			36,537
-	943	399	40	95	(1)	2,728			2,728
4	1,507	1,086	638	1,133	(628)	6,227			6,227
-	152	69	347	354	-	2,214			2,214
-	353	208	270	94	(9)	2,136			2,136
-	-	-	-	-	4,667	4,667			4,667
-	439	515	201	1,350	401	3,654			3,654
4	3,394	2,277	1,496	3,026	4,430	21,626			21,626
4	4,222	2,520	1,820	3,926	68,588	91,430			91,430

1.6        Simplified statement of cash flows on telecommunication and Orange Bank activities

	2017

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consoli- dated financial statement
Operating activities
Consolidated net income	2,237	(94)	-	2,143
Non-monetary items and reclassified items for presentation	11,517	25	-	11,542
Changes in working capital
Decrease (increase) in inventories, gross	(14)	-	-	(14)
Decrease (increase) in trade receivables, gross	(271)	-	9	(262)
Increase (decrease) in trade payables	372	46	(9)	409
Changes in other assets and liabilities	(151)	283	-	132
Other net cash out
Operating taxes and levies paid	(1,931)	(3)	-	(1,934)
Dividends received	55	-	-	55
Interest paid and interest rates effects on derivatives, net	(1,328)	14	-	(1,314)
Income tax paid	(584)	1	-	(583)
Net cash provided by operating activities (a)	9,902	272	-	10,174

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(7,311)	(67)	-	(7,378)
Cash paid for investment securities, net of cash acquired	(34)	-	-	(34)
Investments in associates and joint ventures	-	-	-	-
Others purchases of assets available for sale	(43)	-	-	(43)
Purchases of equity securities measured at fair value	(7)	-	-	(7)
Proceeds from sales of investment securities, net of cash transferred	515	-	-	515
Decrease (increase) in securities and other financial assets	(1,082)	(63)	151	(994)
Net cash used in investing activities (b)	(7,962)	(130)	151	(7,941)

Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,450	-	-	2,450
Medium and long-term debt redemptions and repayments	(2,728)	-	-	(2,728)
Increase (decrease) of bank overdrafts and short-term borrowings	964	136	(151)	949
Decrease (increase) of cash collateral deposits	(1,138)	11	-	(1,127)
Exchange rates effects on derivatives, net	(66)	-	-	(66)
Other cash flows
Coupon on subordinated notes	(282)	-	-	(282)
Proceeds (purchases) from treasury shares	(4)	-	-	(4)
Capital increase (decrease) - owners of the parent company	-	-	-	-
Capital increase (decrease) - non-controlling interests	(66)	100 (1)	-	34
Changes in ownership interests with no gain / loss of control	1	-	-	1
Dividends paid to owners of the parent company	(1,729)	-	-	(1,729)
Dividends paid to non-controlling interests	(236)	-	-	(236)
Net cash used in financing activities (c)	(2,834)	247	(151)	(2,738)

Cash and cash equivalents in the opening balance	6,267	88	-	6,355
Cash change in cash and cash equivalents (a) + (b) + (c)	(894)	389	-	(505)
Exchange rates changes on cash and cash equivalents and other non-monetary effects	(40)	-	-	(40)
Cash and cash equivalents in the closing balance	5,333	477	-	5,810
(1) Of which 65 million euros invested by Orange.

	2016

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consoli- dated financial statement
Operating activities
Consolidated net income	3,177	86	-	3,263
Non-monetary items and reclassified items for presentation	10,123	(104)	-	10,019
Changes in working capital
Decrease (increase) in inventories, gross	(62)	-	-	(62)
Decrease (increase) in trade receivables, gross	113	-	-	113
Increase (decrease) in trade payables	83	2	-	85
Changes in other assets and liabilities	(562)	(205)	-	(767)
Other net cash out
Operating taxes and levies paid	(1,896)	(1)	-	(1,897)
Dividends received	236	-	-	236
Interest paid and interest rates effects on derivatives, net	(1,345)	11	-	(1,334)
Income tax paid	(906)	(0)	-	(906)
Net cash provided by operating activities (a)	8,961	(211)	-	8,750

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(8,306)	(9)	-	(8,315)
Cash paid for investment securities, net of cash acquired	(1,244)	55 (1)	-	(1,189)
Investments in associates and joint ventures	(17)	-	-	(17)
Others purchases of assets available for sale	(12)	-	-	(12)
Purchases of equity securities measured at fair value	(1)	-	-	(1)
Proceeds from sales of investment securities, net of cash transferred	4,588	-	-	4,588
Decrease (increase) in securities and other financial assets	(65)	105	27	67
Net cash used in investing activities (b)	(5,057)	151	27	(4,879)

Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	3,411	27	(27)	3,411
Medium and long-term debt redemptions and repayments	(2,667)	(27)	-	(2,694)
Increase (decrease) of bank overdrafts and short-term borrowings	90	44	-	134
Decrease (increase) of cash collateral deposits	(888)	4	-	(884)
Exchange rates effects on derivatives, net	201	-	-	201
Other cash flows
Coupon on subordinated notes	(291)	-	-	(291)
Proceeds (purchases) from treasury shares	2	-	-	2
Capital increase (decrease) - owners of the parent company	113	-	-	113
Capital increase (decrease) - non-controlling interests	(104)	100 (2)	-	(4)
Changes in ownership interests with no gain / loss of control	(16)	-	-	(16)
Dividends paid to owners of the parent company	(1,596)	-	-	(1,596)
Dividends paid to non-controlling interests	(259)	-	-	(259)
Net cash used in financing activities (c)	(2,004)	148	(27)	(1,883)

Cash and cash equivalents in the opening balance	4,469	-	-	4,469
Cash change in cash and cash equivalents (a) + (b) + (c)	1,900	88	-	1,988
Exchange rates changes on cash and cash equivalents and other non-monetary effects	(102)	-	-	(102)
Cash and cash equivalents in the closing balance	6,267	88	-	6,355
(1) Corresponded to Orange Bank cash acquired.
(2) Of which 65 million euros invested by Orange.

1.7        Transition from adjusted EBITDA to reported EBITDA

In 2017, the significant litigation-related expenses correspond to the reassessment of the risk related to various disputes. The significant litigation-related expenses in 2015 notably included a fine of 350 million euros relating to a dispute concerning competition in the Enterprise market.

The specific labor expenses predominantly reflect the impact of changes in assumptions and experience adjustments of the various “part-time for seniors plans” (TPS) in France. In 2015, these mainly related to the one-year extension of the 2012 TPS plan (see Note 6.2).

The review of the investments and business portfolio in 2016 included the gains on disposal of Fime in the amount of 49 million euros. In 2015, the review of the investments and business portfolio primarily included the gains on disposal of Dailymotion in the amount of 170 million euros (see Note 3.2) and the impact of the restructuring of the asset portfolio.

The restructuring and integration costs are presented in Note 5.3.

The other specific items in 2016 included the costs of the non-completed Bouygues transaction.

Change in the presentation of segment information in 2017

Change in operating segments in Africa and the Middle East

With effect from 2017, decisions regarding the allocation of resources and the assessment of the performance of the various components of Orange will be made by the Chairman and Chief Executive Officer (main operational decision-maker) at the following levels in Africa and the Middle East: sub-group Sonatel (combining the Sonatel entities in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), sub-group Côte d’Ivoire (combining the entities Orange Côte d’Ivoire, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa and the Middle East, which shall henceforth constitute operating segments. The segment information presented in the consolidated financial statements of the Group remained unchanged. This change has no impact with regard to goodwill testing.

Management of the Enterprise market in France

The presentation of segment information has been changed to better reflect the management of the Enterprise market in France. The operating income and expenses of mobile services and mobile equipment sales to businesses employing more than 50 people, until now included in the France operating segment, have been integrated within the activities of the Enterprise segment. This change had no impact on the Group's income statement. Only the presentation of the revenues and operating expenses of the France and Enterprise segments has been amended, with an adjustment to the intragroup eliminations. At December 31, 2016, the impact of this transfer on revenues was (1,024) million euros for the France segment and 955 million euros for the Enterprise segment. At December 31, 2015, the impact of this transfer on revenues was (1,037) million euros for the France segment and 974 million euros for the Enterprise segment. This impact resulted in an increase in operating income of the Enterprise segment of 328 million euros in 2016 and 337 million euros in 2015.

This change also affected the composition of the France and Enterprise Cash Generating Units (CGUs). For instance, the goodwill originally assigned to the France CGU was partially reassigned to the Enterprise CGU and estimated at 1 billion euros based on the future expected cash flows of the transferred activity.

The presentation of previously presented 2016 and 2015 segment data has been amended to reflect these changes.

Accounting policies

Segment information

Decisions on the allocation of resources and the performance assessment of Orange component parts (hereinafter referred to as “the Group”) are made by the Chairman and Chief Executive Officer (main operational decision-maker) at operating segment level, mainly consisting of the geographical locations. Thus, the operating segments are:

•  France (excluding Enterprise);

•  Spain, Poland, Belgium, Luxembourg, and each Central European country (with a subtotal combining the countries in that zone);

•  the sub-group Sonatel (combining the Sonatel entities in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the sub-group Côte d’Ivoire (combining the entities Orange Côte d’Ivoire, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa and the Middle East (with a sub-total combining the countries in that zone);

•  Enterprise;

•  activities of International Carriers and Shared Services (IC&SS), which comprise certain resources, mainly in the areas of networks and information systems, research and development and other shared competencies, as well as the Orange brand;

•  Orange Bank.

The use of shared resources, mainly provided by IC&SS, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results disclosed from one year to another.

Adjusted EBITDA and reported EBITDA are operating performance indicators used by the Group:

•  to manage and assess its operating and segment results; and

•  to implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these indicators is pertinent as it provides readers with the same management indicators as those used internally.

Reported EBITDA corresponds to operating income before depreciation and amortization, effects associated with takeovers the reversal of translation reserves of liquidated entities, impairment of goodwill and fixed assets and share of profits (losses) of associates and joint ventures.

Adjusted EBITDA corresponds to reported EBITDA, adjusted for significant litigation, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific elements.

This measurement indicator allows for the effects of certain specific factors to be isolated from reported EBITDA, irrespective of their recurrence and the type of income or expense, when they are linked to:

•  significant litigation:

Associated procedures are based on third-party decisions (regulatory authority, court, etc.) and occurring over a different period to the activities at the source of the litigation. By their very nature, costs are difficult to predict in terms of their source, amount and period.

•  specific labor expenses:

Independently of the departure plans included under restructuring costs, certain changes in the working hours of employees may have a negative impact on the period during which they are agreed and implemented. This primarily relates to the various “part-time for seniors plans” (TPS) in France.

•  review of the investments and business portfolio:

The Group regularly reviews its investments and business portfolio: as part of this review, decisions to dispose of assets are implemented, which by their very nature have an impact on the period during which the disposal takes place. The corresponding gains (losses) on disposal affect either reported EBITDA or the net income from discontinued operations.

•  restructuring and integration costs:

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies.

•  where applicable, other specific elements that are systematically specified in relation to income and/or expenses.

Adjusted EBITDA and reported EBITDA are not financial aggregates as defined by IFRS and are not comparable to similarly titled indicators used by other groups. They are provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

CAPEX relate to the acquisition of tangible and intangible assets excluding telecommunication licenses and investments financed through finance leases and are used internally as an indicator to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

Inter-segment assets and liabilities are reported in each operating segment.

Non-allocated assets and liabilities for the telecommunications business, mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities, as well as equity. Financial debt and investments between these segments are presented as non-allocated elements.

For Orange Bank, the line “Other” includes the assets and liabilities listed above, as well as the loans and receivables and debts related to the Bank’s activity.

The other accounting policies are presented within each note to which they refer.

NOTE 2         Description of business and basis of preparation of the consolidated financial statements

2.1        Description of business

Orange provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, mainly in Europe, Africa and the Middle East. The Group is also developing its activity in the mobile financial services (Orange Money in Africa, Orange Finanse in Poland, Orange Cash in France and Spain, and Orange Bank in France).

Telecommunications operator activities are regulated and dependent upon the granting of licenses, just as mobile financial service activities have their own regulations.

2.2        Basis of preparation of the 2017 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on February 20, 2018 and will be submitted for approval at the Shareholders’ Meeting on May 4, 2018.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2017 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/index_en.htm). Comparative figures are presented for 2016 and 2015 using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of IAS 39 together with the standards and interpretations currently being endorsed, that have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the 2017 financial year are based on:

•  all the standards and interpretations endorsed by the European Union compulsory as of December 31, 2017,

•  the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 7	Interest paid and received dividends	Classification as net operating cash flows/
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 38	Intangible Assets	Measurement at amortized historical cost
IFRS 3R	Non-controlling interests	At the acquisition date, measurement either at fair value or at the portion of the net identifiable asset of the acquired entity

•  accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Financial statements and segment information
Operating taxes and levies	9.1
Income taxes	9.2
Non-controlling interests Change in ownership interest in a subsidiary Commitments to purchase non-controlling interests	3 & 13.6

In the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•  fairly present the Group’s financial position, financial performance and cash flows;

•  reflect the economic substance of transactions;

•  are neutral;

•  are prepared on a prudent basis; and

•  are complete in all material respects.

2.3        Standards and interpretations compulsory after December 31, 2017 with no early application elected by the Group

Among these standards and interpretations, the following might affect the Group’s future consolidated financial statements are IFRS 9, IFRS 15 and IFRS 16 which are subject to dedicated project within the Group:

Standard/Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial instruments January 1, 2018

IFRS 9 modifies the recognition criteria for hedging transactions and main financial assets and liabilities categories: given the nature of the Group’s transactions, no major change is expected either for the telecom activities and Orange Bank activities.

IFRS 9 also modifies the recognition of credit risk related to financial assets, moving from the incurred loss approach to an expected loss approach: this means that impairment will be recognized on trade receivables not yet due for the telecom activities and upon credit agreement for Orange Bank. The first application of this method will not affect materially the Group equity on January 1, 2018.

IFRS 15 Revenue from Contracts with Customers (January 1, 2018)

IFRS 15 implementation has been subject to a dedicated project within the Group. Work completion confirms the expected effects of IFRS 15 first application. The effects on Group’s accounts primarily relate to the mobile phone market in France and in Europe and notably to:

- the accounting for arrangements which bundle the sale of a handset sold with a discounted price and with customer subscription to a communication service for a defined period of time: the cumulative revenue will not change but the allocation between the handset sold and the communication service will change (higher equipment revenues, with the exact same decrease in service revenues);

- the accelerated recognition of revenues, when the equipment is sold, offset from the supply of the service during the enforceable period, will lead to the recognition of a contract asset in the statement of financial position which will be settled against an asset receivable as the communication service is provided;

- the accounting treatment of non-monetary transactions between telecom operators;

- some incremental subscriber acquisition and retention costs (i.e. payments to retailers directly attributable to the contract, excluding subsidies) will be recognized over the duration of the contractual relationship.

The Group also paid particular attention to the concepts specified or introduced by IFRS 15 which will not change the principles currently applied:

- Gross or net revenue recognition depending on whether the Group acts as principal or as agent;

- The accounting treatment of material rights granted to customers under contracts in which the Group provides the customer additional optional goods or services;

- The timing of revenue recognition related to services of which the Group operates in the build and run of IT platforms.

The Group will retrospectively apply IFRS 15 on January 1, 2016, which means the restatement of 2016 and 2017 reported comparative periods. Based on evaluations carried out arrangement by arrangement, IFRS 15 first application will increase the net equity as of January 1, 2016 by approximately 0.8 billion euros which mainly results from the recognition of contract assets.

IFRS 16 Leases January 1, 2019

This standard introduces provisions that significantly affect the financial reporting of the leases as well as the financial measures of the lessees.

At the delivery date of the right of use granted by the lessor, the lessees will account for all of their leases, as an asset against a financial liability as for a financial lease under IAS 17. In addition to the effect on the statement of financial position, the income statement (depreciation and interest expense instead of operating expense) and the statement of cash flows (interest expense will continue to affect the operating cash flows, investment cash flows will not be impacted, financing cash flows will be impacted by the repayment of the debt) will also be affected.

The financial reporting will be sensitive to:

- the judgment required in applying the new qualification criteria for a lease;

- the choice of whether to recognize certain capacity arrangements as intangible assets;

- the legislation and practices applicable to each jurisdiction or line of business with regard to the non-cancellable lease term granted by lessors and the combination of fixed and variable contractual payments;

- the policy used by each lessee when assessing the reasonably certain lease term;

- the simplified alternatives elected for a retrospective application.

The application of this standard will also affect the scope and the amount of the unrecognised commitments disclosed Note 14 under IAS 17.

Furthermore, the differences between IFRS (IFRS 16) and US GAAP (ASU 2016-02) would result in different financial measures.

The Group will apply IFRS 16 with a retrospective application on January 1, 2019, but with no restatement of comparative periods.

2.4        Use of estimates and judgment

In addition to the alternatives or accounting positions abovementioned, Management exercises judgment in order to define the accounting policies for certain transactions:

Topic		Nature of accounting judgment
Note 3	Control

Requiring judgment in certain circumstances with respect to the control and continuous control assessment which can affect the perimeter of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Note 4	Revenue

Identifying separable components of a bundled offer

Requiring judgment with respect to complex arrangements: single or separate transactions, assessment of the parameters when arrangements affect several reporting periods

Notes 5, 9 and 16	Purchases and other expenses

Litigations and tax: measurement of technical merits of the interpretations and legislative positions and qualification of the facts and circumstances

Onerous supplier contracts: trigger event, nature of unavoidable costs

Notes 5 and 11	Purchases and other expenses, financial assets and liabilities, net finance costs	Reverse factoring; distinguishing operating debt and financial debt
Note 8	Property, plant and equipment, intangible assets other than goodwill

Qualifying network, sites or equipment sharing among operators as joint operations

TowerCos arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 11 and 13	Financial assets and liabilities, net finance costs Equity	Distinguishing equity and debt: assessing specific contractual clauses
Notes 12 and 15	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, non-performance risk assessment, unit of account relating to investments accounted for under the equity method

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. The management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2017 may be changed subsequently.

Topic		Key sources of estimates on future income and/or cash flows
Notes 5, 9 and 15	Risk of resources outflow linked to claims and litigation and to tax legislation Onerous contracts	Underlying assumptions of the assessment of legal and tax positions Identifying and releasing of uncertain legal and tax positions Underlying assumptions of the assessment
Notes 7.3, 7.4, 8.2, 8.3, 8.4 and 10	Measurement of the recoverable values for the impairment tests (goodwill, tangible and intangible assets, investments accounted for under the equity method)

Sensitivity to discount rates, perpetual growth rate and business plans’ assumptions which affect the expected cash flows (revenue, EBITDA and capex)

Assessing the competitive, economic and financial environment of the countries where the Group operates

Note 9	Measurement of the recoverable value of deferred tax assets	Assessment of the deferred tax assets’ recovery timeline when a tax entity reverts to profitability or when the tax legislation limits the use of tax loss carryforward
Note 8	Property, plant and equipment, intangible assets other than goodwill

Assessing assets’ useful life according to the change in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwidth technologies, radio technology migration)

Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Note 6.2	Employee benefits	Sensitivity to discount rates Sensitivity to participation rate of senior staff to the specific plans Date of signature and scope of social arrangements
Note 11	Financial assets and liabilities and net finance costs	Sensitivity to BT’s share price evolution and GBP/EUR parity

Furthermore, aside from the elements linked to the level of activity, income and future cash flows are sensitive to changes in financial market risks, notably interest rate and foreign exchange risks (see Section 2.4 "Risk factors" of the Registration Document).

NOTE 3         Gains and losses on disposal and main changes in scope of consolidation

3.1        Gains (losses) on disposal of securities and businesses

Gains (losses) on disposal of securities and businesses in 2017 amount to (5) million euros, compared to 59 million euros in 2016 (mainly related to the disposal of Fime for 49 million euros) and 178 million euros in 2015 (primarily linked to the disposal of Dailymotion for 170 million euros).

The gain on disposal associated with EE securities in 2016 is presented under “Net income from discontinued operations (EE)”.

The loss on disposal associated with BT securities in 2017 is presented under "Effects resulting from BT stake" and detailed in Note 11.7.

3.2        Main changes in the scope of consolidation

Ongoing transaction at December 31, 2017

Acquisition of Business & Decision

On October 25, 2017, Orange signed an agreement with the majority shareholders of Business & Decision to acquire a first controlling block.

The finalization of this transaction remains subject to the waiver of the conditions precedent of the contract.

If the transaction is completed, Orange will launch a takeover bid to acquire the entire share capital of Business & Decision. The acquisition of 100% of the share capital is valued at approximately 63 million euros.

Changes in the scope of consolidation during 2017

No significant change in consolidation scope occurred during 2017.

Changes in the scope of consolidation during 2016

Disposal of EE

On January 29, 2016, Orange sold its entire stake in EE to BT Group Plc (BT) in exchange for 3,438 million pounds sterling (4,500 million euros) in cash and a 4% stake in the BT entity valued at 1,877 million pounds sterling (2,462 million euros) at the opening share price of January 29, 2016. After final price adjustments, the proceeds, net of transaction costs, stand at 4,481 million euros.

The Group set up hedging policies to cover the foreign exchange risk to which it was exposed through its stake in EE, denominated in pounds sterling (see Note 11.8). The net tax impact of this hedging was immaterial on the gain on disposal.

(in millions of euros)
EE's net disposal value (1)	(a)	7,138
EE's net book value	(b)	(5,725)
Other comprehensive income reclassified in profit or loss (2)	(c)	840
Consolidated net income after tax of discontinued operations in 2016	(a) + (b) + (c)	2,253
Indemnity received from BT(3)		29
Total Consolidated net income after tax of discontinued operations in 2016 and 2017		2,282

(1) Included transaction costs and 173 million euros of dividends paid by EE before the disposal in January 2016.
(2) Mainly included 836 million euros of cumulative translation adjustment reclassified in profit or loss.
(3) Mainly includes the indemnity received from BT for 50 million euros, offset by tax effect.

The warranties given to BT Group Plc within the context of the EE disposal are described in Note 14.2.

Entities acquired in Africa

The Group has acquired several mobile operators in various African countries:

   on April 5, 2016, Cellcom Telecommunications Inc. in Liberia, controlled by Orange Côte d’Ivoire;

   on April 20, 2016, Oasis SA in the Democratic Republic of the Congo (operator Tigo in the DRC) from the Millicom Group;

   on June 22, 2016, Airtel in Burkina Faso from the Bharti Group, controlled by Orange Côte d’Ivoire;

   on July 19, 2016, Airtel in Sierra Leone from the Bharti Group, controlled by the Sonatel Group.

2016
(in millions of euros)	Liberia	DRC	Burkina Faso	Sierra Leone
Acquisition cost (1)	104	160	521	226
Loan reimbursement to former shareholders	16	-	-	79
Cash acquired net of transaction costs	2	18	(6)	-
Cash paid for investment securities, net of cash acquired	122	178	515	305

(1) The price paid for the acquisitions in Burkina Faso and Sierra Leone is an estimated price and will be subject to adjustments mainly related to net debt, working capital and capital expenditures during the first half of 2018.

In accordance with IFRS 3R - Business Combinations, the fair value measurement of identifiable assets acquired and liabilities assumed, was finalized during the 2017 fiscal year. The adjustments recognized compared to the amounts published in 2016 are not significant and have no impact on the income of the period.

At acquisition date
(in millions of euros)	Liberia	DRC	Burkina Faso	Sierra Leone
Acquisition cost (a)	104	160	521	226
Net book value acquired	5	67	50	(16)
Effects of fair value measurement:
Customer base (1)	10	-	31	6
Trademark (2) (3)	6	1	1	0
Net deferred tax	(4)	(0)	(9)	(2)
Net asset remeasured at fair value (b)	17	68	73	(12)
Goodwill (a)-(b)	87	92	448	238

(1) Depreciation over 5 years in Liberia, 4 years in Burkina Faso and Sierra Leone.
(2) Depreciation over 15 years in Liberia.
(3) Depreciation over 1 year in DRC, Burkina Faso and Sierra Leone (rights of use granted by sellers for 1 year and rebranding expected in 2017 by the Group).

Fair value has been measured using the relief from royalty method for the brand and the excess earnings method for the customer base.

Goodwill primarily corresponded to the launch of Orange in new African countries and also the expected synergies in the DRC at the acquisition date between Orange RDC and Oasis SA (these two entities merged on September 30, 2016). The reassessment of the business outlook in the DRC resulted in a goodwill impairment loss (see Note 7.1).

The impact on revenues related to the acquisition of these entities in 2016 amounted to 222 million euros.

Acquisition of Groupama Banque (renamed Orange Bank)

On October 4, 2016, the Group acquired a 65% stake in Groupama Banque. This take-over was carried out through a share exchange between Orange and Groupama for a total amount of 170 million euros, with an impact on consolidated equity. The Group received general and specific warranties.

Goodwill reflects the low return on equity, the level of which is set by regulation at a high level to allow for this type of activity. On the acquisition date, no shortfall in the profitability of operations can give rise to the recognition of a liability in the purchase price allocation. This situation also reflects the current characteristics of the banking market: recent acquisitions in the segment have generally been carried out at a price lower than the carrying value of the target entity's equity.

Significant litigations concerning Orange Bank are disclosed in Note 16.4.

In 2017, following the completion of work to assess the fair value of identifiable assets acquired and liabilities assumed, the badwill, which resulted in a gain in income in 2016 of 97 million euros, fell by (27) million euros, implying the recognition of a loss in income for the period, presented under "Effects resulting from business combinations".

The final allocation of the acquisition cost is as follows:

(in millions of euros)	At acquisition date
Acquisition cost (a)	170
Net book value acquired	214
Effects of fair value measurement(1):
Assets
Credit portfolio	37
Investment portfolio	70
Hedging instruments	(15)
Other	4
Liabilities
Transactions with customers	(66)
Debt securities	(3)
Net deferred tax	(1)
Net asset remeasured at fair value (b)	240
Badwill (a)-(b)	(70)

(1) The effect of the bank's financial assets and liabilities remeasurement as of the acquisition date will be reversed over future years in profit or loss (net banking profit classified in "Other operating income") according to the maturity of underlying instruments.

The put option, relating to 20% of the share capital of Orange Bank, granted by Orange to Groupama and exercisable in 2023, was recorded as a financial liability on the acquisition date and the call option granted by Groupama on its remaining stake (15%) is an unrecognized contractual commitment (see Note 14.2).

Disposal of Telkom Kenya

In accordance with the agreement signed on November 6, 2015 with Helios Investment Partners, and after obtaining the required authorizations, the Group sold its entire stake in Telkom Kenya on June 10, 2016. This disposal had no material impact on income in 2016.

Changes in the scope of consolidation during 2015

Egypt

On February 22, 2015, the Group exercised its option to acquire the remaining shares held by OTMT in ECMS for a consideration of 210 million euros (including 164 million euros for the 5% ownership interest held by OTMT in ECMS and 46 million euros for the 28.75% voting rights held by OTMT in MT Telecom). This transaction extinguished the financial debt related to the commitment to buy out non-controlling interests.

Disposal of Dailymotion

Orange sold the majority of its interests in Dailymotion to Vivendi: on June 30, 2015, Orange disposed of an 80% interest for 217 million euros, and a further 10% stake in July 2015 for 29 million euros (238 million euros in total, net of disposal costs and cash transferred). The Group granted some warranties, which are usual in such transactions (see Note 14.2).

This transaction resulted in:

•  a gain on disposal of 139 million euros; and

•  a gain of 31 million euros relating to the measurement at fair value of the residual investment.

In 2017, Orange sold the remainder of its stake to Vivendi for 26 million euros, without any effect on the income of the period.

Acquisition of Jazztel

During the third quarter of 2015, the Group acquired 100% of the shares in Jazztel Plc, including the shares resulting from the exercise of options held by Jazztel employees. The price paid was 3,306 million euros, net of cash acquired (92 million euros) in 2015.

As part of the takeover bid and in order to guarantee its commitments according to the offer, the Group pledged, in 2014, 2.9 billion euros in monetary financial securities, of which 1.4 billion euros in current financial assets and 1.5 billion euros in cash and cash equivalents reclassified as non-current financial assets. In 2015, at the end of the public tender, the pledge was released. One impact of this operation on the cash flow statement is a non-cash change in cash and cash equivalents of 1.5 billion euros, related to the cancelling of the cash and cash equivalent transfer, initially pledged into non-current financial assets.

Goodwill was recognized in the amount of 2.1 billion euros, after allocation of the purchase price to identifiable assets acquired and liabilities assumed. The goodwill mainly included the amount of future synergies linked to the merger of Orange Espagne and Jazztel. These are mainly attributable to the optimization of network costs, the distribution of Jazztel offers through Orange stores, the cross-selling of services and the reduction in the use of Telefónica’s fiber network.

(in millions of euros)	At acquisition date
Purchase price	3,355
The costs of Jazztel shares purchase price to release options held by its employees	43
Acquisition cost (a)	3,398
Net book value as of June 30, 2015	486
Effects of fair value measurement:
Customer base (1)	672
Trademark (2)	106
Net deferred tax	39
Net asset remeasured at fair value (b)	1,303
Goodwill (a)-(b)	2,095

(1) Depreciation over 7.5 years.
(2) Depreciation over 15 years.

The impact on revenues of the acquisition of Jazztel in 2015 amounted to 552 million euros.

Médi Telecom’s consolidation

The Group exercised its call option to acquire 9% of Médi Telecom’s capital in July 2015 for a total consideration of 80 million euros, and now holds respectively 49% and 50.1% of the company’s capital and voting rights.

The consolidation of Médi Telecom in the Group’s financial statements resulted in the recognition of goodwill of 237 million euros, after allocating the purchase price to the identifiable assets acquired and liabilities assumed. The remeasurement of previously held interests had no impact on the income statement.

(in millions of euros)	At acquisition date
Purchase price	80
Remeasurement of previously held interests at fair value	335
Acquisition cost (a)	415
Net book value as of June 30, 2015	260
Effects of fair value measurement:
Customer base (1)	100
Trademark (2)	26
Licenses (3)	21
Net deferred tax	(44)
Net asset remeasured at fair value (b)	363
Proportionate share of assets and liabilities attributable to non-controlling interests (c)	(185)
Goodwill (a)-(b)-(c)	237

(1) Depreciation over 5 to 8 years.
(2) Depreciation over 1.5 year.
(3) Depreciation over 17 to 21 years.

Accounting policies

Change of consolidation scope

Entities are fully consolidated if the Group has the following:

•  power over the investee; and

•  exposure, or rights, to variable returns from its involvement with the investee; and

•  the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 18 (which lists the main consolidated entities).

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date is taken into account.

Material intragroup transactions and balances are eliminated.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

•  the acquisition cost is measured at the fair value of the consideration transferred, including all contingent consideration, at the acquisition date. Subsequent changes in the fair value of contingent consideration are accounted for either through profit or loss or through other comprehensive income, in accordance with the applicable standards;

•  goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair values of the identifiable assets relate mainly to licenses, to customer bases and to brands (which cannot be recognized as assets when internally developed), generating induced deferred taxes. The fair value of these assets, which cannot be observed, is established using commonly adopted methods, such as those based on revenues or costs (e.g.: the "Greenfield" method for the valuation of licenses, the "relief from royalty" method for the valuation of brands and the "excess earnings" method for customer bases).

For each business combination with an ownership interest below 100%, non-controlling interest is measured:

•  either at its fair value: in which case, goodwill is recognized for the portion relating to non-controlling interests;

•  or proportionate to its share of the acquiree's identifiable net assets: in which case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss.

Internal transfer of consolidated shares

IFRS do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•  the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

•  the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as “held for sale” when:

•  the management is committed to a plan to sell;

•  the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

•  the sale is highly probable, within 12 months.

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence over one of its assets, it classifies all assets and liabilities of the entities concerned under a separate line in the statement of financial position: "Assets/Liabilities held for sale", at a value equal to the lower of the net carrying value and the fair value net of disposal costs.

In addition, when the asset or group of assets held for sale represents a major line of business, its contribution to the income statement is presented separately (below “consolidated net income of continuing operations”); its cash flow contribution is presented in the statement of cash flows.

NOTE 4         Sales

4.1        Revenues

Revenue is presented in the segment information (see Note 1.1). It combines the following product lines (excluding Enterprise and International Carriers and Shared Services):

•  mobile services: revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, Machine to Machine, roaming revenues from customers of other networks (national and international), revenues from Mobile Virtual Network Operators (MVNO) and from network sharing;

•  mobile equipment sales: sales of subsidized and unsubsidized mobile equipment, excluding sales of accessories;

•  fixed-line services: revenues from traditional fixed-line telephony, fixed broadband services, business solutions and networks (except the France operating segment, for which business solutions and networks are carried by the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and wholesale sales of telephone lines);

•  other revenues: revenues from the sale and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Enterprise operating segment revenues are presented for the following product lines:

•  voice services: voice services include historical voice services (PSTN access), Voice over Internet Protocol (VoIP) products, audio conference services, as well as incoming traffic for call centers;

•  data services: data services include data on a historical basis still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrow-band), those having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access. Data services also include broadcasting and Business Everywhere roaming offers;

•  IT & integration services: the IT & integration services include the unified communication and collaboration services (LAN and telephony, advising, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers as well as sales of equipment related to the above products and services;

•  mobile services and equipment: mobile services (see above) and mobile equipment sales (see above) including sales of accessories.

Revenues from the International Carriers & Shared Services operating segment cover:

•  the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers;

•  shared services including support and cross-divisional functions spanning the entire Group, Sofrecom and its subsidiaries, the operations in Content and Audience and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services fees and special case-by-case rebilling.

Accounting policies

Revenues from the Group’s activities are recognized and presented as follows.

Separable components of bundled offers and related offers: many service offers available on the Group's main markets are comprised of two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

Hence, for bundled offers including a handset sold at a discounted price and a telecommunication service, revenues recognized for the handset sale are limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the terminal: this amount is usually the amount paid at the delivery, or the discounted amounts paid over a 12 or 24-month period with respect to the offers paid by installments.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main case for which this method is used is connection to the service: this is not a separately identifiable transaction from subscription and communications, and first connection fees are therefore recognized over the average expected life of the contractual relationship.

Where separable, revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer. The provision of an Internet box does not constitute either a separable component of the Internet access service offer nor a rental because Orange maintains control of the box and its usage.

When equipment - associated with the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives compensation for signing up the customer, the related revenues are:

•  recognized when the equipment is sold to the end-customer;

•  assessed by the Group taking into account the best estimate of the retail price to the end-customer and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 “Determining Whether an Arrangement Contains a Lease” in order to determine whether IAS 17 “Leases” is applicable. Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases, which are accounted for as sales on credit.

Services: with regards to the mass market and the corporate market, revenues from telephone subscriptions and Internet access are recognized on a straight-line basis over the subscription period and revenues from charges for incoming and outgoing telephone communications, international roaming and data exchange invoiced to customers are recognized when the service is rendered. The Group offers customized solutions to its Enterprise customers: management of the telecommunication network, access, voice and data transmission and migration. The contingent commercial discounts granted under these arrangements are recorded as a deduction from revenues based on the specific terms of each arrangement. Migration costs incurred by the Group under these arrangements are expensed when incurred except when the arrangements include an early termination penalty clause.

With regards to the operators, wholesale connection subscriptions are recognized on a prorata basis as this represents the best estimate of the consumption of the service, while wholesale voice or data transfers (termination on the Orange network, international traffic) are recognized when the service is rendered. Between the major transit carriers (“International Carriers”), transfers of minutes are invoiced and recorded gross (and often settled on a net basis) and transfers of data are not charged (“free peering”). Over-The-Top service providers (OTT) (like Google, Apple, Microsoft, etc.) are not charged for the data they send (“free peering” and “net neutrality”) and hence no revenues are recognized.

Revenues from the sale of transmission capacity on terrestrial and submarine cables, as well as from offers providing access to the local loop, are recognized on a straight-line basis over the life of the contract.

The gross or net accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding each transaction. Thus, revenues are recognized on a net basis when the provider is responsible for supplying the content provided to the end-customer and for setting the price. This principle is notably applied for revenues and cost-sharing arrangements (special rate numbers, etc.), as well as for revenues from the sale or supply of content (audio, video, games, etc.) through the Group's various communication systems (mobile, PC, TV, fixed-line telephony, etc.).

The Group’s commercial arrangements incorporate service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments provided by the Group under the order, delivery, and after sales services process. If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction deducted from revenues. Such penalties are recorded when it is likely that they will be paid.

Revenues are stated net of discounts. With respect to certain commercial offers where customers sign up for a fixed period, the Group offers a free service or temporary price reduction. When these free services are conditional upon a commitment for a certain period of time, the total revenues generated under the contract may be spread over the total period of the contractual agreement.

Loyalty points awarded to customers are considered as a separable component to be delivered in the transaction that triggered the acquisition of these points. Part of the invoiced revenues are allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess in value of the benefit granted to the loyal customer over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

The public-private service concession agreements are accounted for in accordance with IFRIC 12 “Service Concession Arrangements”. Revenues are recognized under the percentage of completion method in accordance with IAS 11 during the construction period, and in accordance with IAS 18 during the operating and maintenance period.

The Group has a right to receive a consideration from either the public entity or the users of the public service in exchange for its operator’s activities. This right is accounted for as:

•  an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and depreciated over the agreement period;

•  a financial receivable, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for at amortized cost.

4.2        Other operating income

(in millions of euros)	2017	2016	2015
Income from universal service	8	10	18
Late-payment fees on trade receivables	32	58	45
Brand & management fees (1)	14	24	93
Tax credits and subsidies	40	70	39
Proceeds from the disposal of fixed assets	88	126	58
Net banking income	76	21	-
Other income	443	430	389
Total	701	739	642
(1) Invoiced to certain unconsolidated entities.

Net banking income (NBI) represents the net income and expenses of Orange Bank’s banking operations. It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Other income is predominantly comprised of income on impaired trade receivables, income relating to line damages, penalties and customer reimbursements.

4.3        Trade receivables

(in millions of euros)	2017	2016	2015
Net book value of trade receivables in the opening balance	4,964	4,876	4,612
Business related variations	267	(87)	59
Changes in the scope of consolidation	6	78	189
Translation adjustment	(33)	(122)	21
Reclassifications and other items (1)	(29)	219	(5)
Reclassification to assets held for sale	-	-	-
Net book value of trade receivables in the closing balance	5,175	4,964	4,876

(1) In 2016, included foremost receivables resulting from financial lease offers on firm's equipments proposed by Orange Lease, which have been reclassified in “trade receivables” to uniform the treatment of the offers resulting from deferred payment (see accounting policies).

Following the commercialization to its clients of sales offers to buy mobile telephones with payment by installments over 24 months, in 2015 Orange Espagne implemented a sale without recourse program for the related receivables. Those receivables are derecognized from the balance sheet. The receivables sold as at December 31, 2017 generated an early receipt of approximately 84 million euros (approximately 185 million euros at December 31, 2016 and 100 million euros at December 31, 2015).

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Trade receivables depreciated according to their age	1,078	905	920
Trade receivables depreciated according to other criteria	443	568	466
Net trade receivables past due	1,521	1,473	1,386
Not past due	3,655	3,491	3,490
Net trade receivables	5,175	4,964	4,876
o/w short-term trade receivables	4,851	4,683	4,773
o/w long-term trade receivables (1)	324	281	103
o/w net trade receivables from telecoms activities	5,175	4,964	4,876
o/w net trade receivables from Orange Bank	-	-	-

(1) Includes receivables from sales of handset with payment on instalments that are payable in more than 12 months and receivables from financial lease offers on firm's equipment (see accounting policies).

The following table provides an aging balance at closure of the net trade receivables which are past due and impaired according to their age:

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Past due - under 180 days	723	569	585
Past due - 180 to 360 days (1)	140	143	169
Past due - over 360 days (1)	215	193	166
Total net trade receivables past due and depreciated according to their age	1,078	905	920

(1) Mainly includes receivables from government departments, local authorities and telecommunications operators.

The table below provides an analysis of the change in impairment for trade receivables in the statement of financial position:

(in millions of euros)	2017	2016	2015
Allowances on trade receivables in the opening balance	(774)	(820)	(661)
Net addition with impact on income statement	(251)	(275)	(279)
Losses on trade receivables	257	315	390
Changes in the scope of consolidation	(1)	(3)	(233)
Translation adjustment	7	18	(5)
Reclassifications and other items	2	(9)	(32)
Reclassification to assets held for sale	-	-	-
Allowances on trade receivables in the closing balance	(760)	(774)	(820)

Accounting policies

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount. Those receivables which include deferred payment terms over 12 or 24 months for the benefit of customers are discounted and classified as current items. Receivables from financial lease offers on firms’ equipment are recognized as current operating receivables because they are acquired in the normal course of business.

Impairment of trade receivables is based on two methods:

•  a collective statistical method: this is based on historical losses and leads to a separate impairment rate for each aging balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices);

•  a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (national and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of securitization programs. When they are sold to consolidated special purpose entities, they are still recognized in the statement of financial position. Other sales to financial institutions may lead to receivables de-recognition.

4.4        Deferred income

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Prepaid cards	241	266	310
Service access fees	722	704	664
Loyalty programs	43	58	76
Other deferred revenue (1)	999	1,021	987
Other deferred operating income	76	85	99
Total	2,081	2,134	2,136
(1) Mainly includes subscription fees.
(in millions of euros)	2017	2016	2015
Deferred income in the opening balance	2,134	2,136	1,956
Business related variations	(46)	(33)	97
Changes in the scope of consolidation	1	77	55
Translation adjustment	(18)	(56)	16
Reclassifications and other items	10	10	12
Reclassification to assets held for sale	-	-	-
Deferred income in the closing balance	2,081	2,134	2,136

4.5        Other assets

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Advances and downpayments	92	99	85
Submarine cable consortiums (1)	157	235	410
Security deposits paid	79	78	57
Orange Money - isolation of electronic money (1)	408	319	-
Others	475	448	516
Total	1,211	1,179	1,068

(1) These receivables are offset by the liabilities of the same amount (see accounting policies and Note 5.7).
(in millions of euros)	2017	2016	2015
Other assets in the opening balance	1,179	1,068	753
Business related variations	49	24	304
Changes in the scope of consolidation	(6)	98	12
Translation adjustment	(13)	(16)	4
Reclassifications and other items	2	5	(5)
Reclassification to assets held for sale	-	-	-
Other assets in the closing balance	1,211	1,179	1,068
o/w other non-current assets	110	106	85
o/w other current assets	1,101	1,073	983

Accounting policies

Other assets relating to “Submarine cable consortiums” are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 5.7).

Orange Money is a money transfer, payment and financial services solution provided via an electronic money (“e-money”) account linked to an Orange mobile number.

Since 2016, the Orange group has become an Electronic Money Issuer (“EMI”) in some of the countries in which it operates, via dedicated, approved, internal subsidiaries. Regulations state that EMIs, as last-resort guarantors for the reimbursement of e-money holders, are obliged to restrict the funds collected in exchange for the issue of e-money (obligation to protect holders). The e-money distribution model relies on Orange’s subsidiaries and third-party distributors. EMIs issue e-money (or units of value “UV”) at the request of these distributors in exchange for funds collected therefrom. The distributors then transfer the e-money to end holders.

Within the Orange group, this restriction includes the protection of third-party holders (distributors and customers).

These transactions have no impact on the Group's net financial debt and are listed under the following headings:

•  assets restricted to an amount equal to the e-money in circulation outside of the Orange group (or UV in circulation);

•  UV in circulation under liabilities, representing the obligation to reimburse the third-party holders (customers and third-party distributors).

These two headings are presented under “other assets” and “other liabilities” and under operating activities as “change in working capital requirement”.

4.6        Related party transactions

The French State, either directly or through Bpifrance Participations, is one of the main shareholders of Orange SA. The communication services provided to the French State are done so as part of a competitive process held for each service according to the nature of the service. They have no material impact on consolidated revenues.

Transactions with associates and joint ventures are presented in Note 10.

Accounting policies

Orange group’s related parties are listed below:

•  the Group’s key management personnel and their families (see Note 6);

•  the French State, and its departments in Bpifrance Participations and central State departments (see Notes 9 and 13);

•  associates, joint ventures and companies in which the Group owns a material shareholding (see Note 10).

NOTE 5         Purchases and other expenses

5.1        External purchases

(in millions of euros)	2017	2016	2015
Commercial expenses and content rights	(7,087)	(6,800)	(6,549)
o/w costs of terminals and other equipment sold	(4,110)	(3,970)	(3,920)
o/w advertising, promotional, sponsoring and rebranding costs	(845)	(894)	(850)
Service fees and inter-operator costs	(5,252)	(5,459)	(5,228)
Other network expenses, IT expenses	(3,074)	(2,999)	(2,871)
Other external purchases	(3,062)	(3,023)	(3,049)
o/w rental expenses	(1,148)	(1,156)	(1,163)
Total	(18,475)	(18,281)	(17,697)

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments.

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with distributors provide for incentives based on revenues generated and received: these incentives are recorded as expenses upon recognition of these revenues.

Advertising, promotion, sponsoring, communication and brand marketing costs are recorded as expenses during the period in which they are incurred.

Onerous contracts: during the course of a contract, when the circumstances that prevailed at inception change, some commitments towards suppliers may become onerous, i.e. the unavoidable costs of meeting the contractual obligations exceed the economic benefits expected to be received under it: this may be the case with leases that include surplus space following the release of space due to technological or staffing changes. The onerous criteria are accounted for when the entity implements a detailed plan to reduce its commitments.

5.2        Other operating expenses

(in millions of euros)	2017	2016	2015
Expense from universal service	(43)	(47)	(30)
Allowances and losses on trade receivables - telecom activities	(251)	(275)	(279)
Litigations	(278)	(86)	(506)
Cost of bank credit risk	(6)	(2)	-
Other expense	(152)	(133)	(254)
Total	(730)	(543)	(1,069)

Impairment and losses on trade receivables of telecom activities are detailed in Note 4.3.

The cost of credit risk exclusively applies to Orange Bank and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts.

Litigation-related expenses that were the subject of provisions or immediate payments in 2017 mainly include the reassessment of the risk related to various disputes and in 2015 corresponded mainly to the fine of 350 million euros relating to a dispute concerning competition on the Enterprise market, as well as the effects of the asset portfolio restructuring.

(in millions of euros)	2017	2016	2015
Provision for litigations in the opening balance	537	528	491
Additions with impact on income statement	354	24	478
Reversals with impact on income statement	(34)	(7)	(56)
Discounting with impact on income statement	2	4	4
Utilizations without impact on income statement(1)	(37)	(13)	(402)
Changes in consolidation scope	-	(6)	1
Translation adjustment	7	(5)	-
Reclassifications and other items	(50)	12	12
Reclassification to assets held for sale	-	-	-
Provision for litigations in the closing balance	779	537	528
o/w non-current provision	53	69	85
o/w current provision	726	468	443
(1) Included, in 2015, amend for the Enterprise Market litigation for 350 million euros reclassified in debts to be paid, and paid in 2016.

Payments related to some litigation are directly recorded in other operating expenses.

The Group’s significant litigations are described in Note 16.

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 16.

The costs which may result from these proceedings are accrued at the reporting date when the Group has a present obligation towards a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

•  probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

•  present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

5.3        Restructuring and integration costs

(in millions of euros)	2017	2016	2015
Restructuring costs	(164)	(428)	(151)
Departure plans (1)	(67)	(128)	(80)
Lease property restructuring (2)	(58)	(74)	36
Distribution channels (3)	(4)	(181)	(98)
Impairment of assets related to onerous contracts	(6)	(25)	-
Other	(29)	(20)	(9)
Integration costs	(3)	(71)	(21)
Jazztel (4)	-	(43)	(21)
Acquisition costs of investments	(3)	(23)	-
Other	-	(5)	-
Total	(167)	(499)	(172)

(1) Mainly voluntary departure plans of Orange Spain in 2016 (approximately 500 people) and Orange Polska in 2017 (approximately 2,700 people).
(2) Essentially related to vacant leases in France.
(3) Concerns the end of the relationship with some indirect distributors.
(4) In 2016, mainly related to termination of operational contracts as part of the integration of the activities of Jazztel (principally linked to IRUs and leased lines).

Some restructuring and integration costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2017	2016	2015
Restructuring and integration provision in the opening balance	375	414	498
Additions with impact on income statement	150	234	122
Reversals releases with impact on income statement	(34)	(19)	(60)
Utilizations without impact on income statement	(133)	(205)	(147)
Translation adjustment	(1)	(1)	2
Reclassifications and other items	20	(48)	(1)
Reclassification to assets held for sale	-	-	-
Restructuring and integration provision in the closing balance	377	375	414
o/w non-current provision	251	185	225
o/w current provision	126	190	189

Accounting policies

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by internal governance bodies and integration expenses of activities within 12 months of their acquisition.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

•  employee departure plans;

•  indemnities paid to suppliers to terminate a contract (distribution networks, content operations, etc.);

•  cost of vacant buildings;

•  transformation plans for communication network infrastructures.

Integration costs are a specific type of restructuring costs. These costs are incurred at the time of acquisition of legal entities (costs linked to the acquisition of the entity, consultancy fees, training costs for new staff, migration costs associated with customer offers, labor expenses associated with the transition). They are incurred over a maximum period of 12 months following the acquisition date.

5.4        Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Handset inventories	583	594	554
Other products/services sold	32	29	26
Available broadcasting rights	68	45	50
Others supplies	198	205	185
Gross value	881	873	815
Depreciation	(54)	(54)	(52)
Net book value	827	819	763

(in millions of euros)	2017	2016	2015
Inventories in the opening balance	819	763	709
Business related variations	14	62	42
Changes in the scope of consolidation	0	3	(1)
Translation adjustment	(3)	(9)	1
Reclassifications and other items	(4)	(0)	12
Reclassification to assets held for sale	-	-	-
Inventories in the closing balance	827	819	763

Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. For equipment intended for sale to customers, this takes into account expected revenues from the sale of subscriptions comprising an equipment sale. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group (55 million euros in 2017, 48 million euros in 2016 and 70 million euros in 2015).

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

5.5        Prepaid expenses

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Prepaid rentals and external purchases	547	512	463
Other prepaid operating expenses	47	28	32
Total	594	540	495

(in millions of euros)	2017	2016	2015
Prepaid expenses in the opening balance	540	495	392
Business related variations	71	35	87
Changes in the scope of consolidation	0	17	6
Translation adjustment	(17)	(18)	9
Reclassifications and other items	0	10	1
Reclassification to assets held for sale	-	-	-
Prepaid expenses in the closing balance	594	540	495

5.6        Trade payables

(in millions of euros)	2017	2016	2015
Trade payables in the opening balance	6,211	6,227	5,775
Business related variations	410	80	86
Changes in the scope of consolidation	(9)	134	272
Translation adjustment	(56)	(116)	29
Reclassifications and other items	(34)	(114)	65
Reclassification to assets held for sale	-	-	-
Trade payables in the closing balance	6,522	6,211	6,227
o/w trade payables from telecoms activities	6,440	6,165	6,227
o/w trade payables from Orange Bank	82	46	-

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables and fixed asset payables that were subject to a payment extension, and had an impact on the change in working capital requirements at the end of the period, amounting to approximately 300 million euros at December 31, 2017, approximately 320 million euros at the end of 2016 and approximately 370 million euros at the end of 2015.

Accounting policies

Trade payables resulting from trade transactions and settled in the normal operating cycle are classified as current items. They include those that have been financed by the supplier (with or without notification of transfer to financial institutions) under direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to carry the characteristics of trade payables, in particular due to the ongoing trade relationship, the payment schedules ultimately consistent with the operational cycle of a telecommunications operator in particular for the purchase of primary infrastructures, the supplier’s autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

5.7        Other liabilities

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Provisions for litigations (1)	779	537	528
Cable network access fees (URI) (2)	194	240	285
Submarine cable consortium (3)	157	235	410
Security deposit received	182	198	232
Orange Money - units in circulation (3)	408	319	-
Others (4)	738	610	1,032
Total	2,456	2,138	2,487
o/w other non-current liabilities	521	608	792
o/w other current liabilities	1,935	1,530	1,695

(1) See Note 5.2.
(2) See accounting policies Note 8.3.
(3) These liabilities are offset by the receivables of the same amount (see accounting policies and Note 4.5).
(4) Included the amend for the Enterprise Market litigation for 350 million euros booked in 2015 and paid in 2016.
(in millions of euros)	2017	2016	2015
Other liabilities in the opening balance	2,138	2,487	1,971
Business related variations (1)	267	(432)	477
Changes in the scope of consolidation	18	75	5
Translation adjustment	(7)	(19)	9
Reclassifications and other items	40	27	25
Reclassification to assets held for sale	-	-	-
Other liabilities in the closing balance	2,456	2,138	2,487

(1) Included the amend for the Enterprise Market litigation for 350 million euros booked in 2015 and paid in 2016.

5.8        Related party transactions

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except the use of spectrum resources. These resources are allocated after a competitive process.

NOTE 6         Employee benefits

6.1        Labor expenses

(in millions of euros)	Note	2017	2016	2015
Average number of employees (full-time equivalents) (1)		138,038	141,257	144,499
Wages and employee benefit expenses		(8,400)	(8,625)	(8,852)
o/w wages and salaries		(5,984)	(6,074)	(6,164)
o/w social security charges (2)		(2,121)	(2,104)	(2,191)
o/w French part-time for seniors plans	6.2	(310)	(432)	(455)
o/w capitalized costs (3)		839	809	792
o/w other labor expenses (4)		(824)	(824)	(834)
Employee profit sharing		(183)	(180)	(197)
Share-based compensation	6.3	11	(61)	(9)
Total		(8,572)	(8,866)	(9,058)
Net interest on the net defined liability		(21)	(28)	(29)
Actuarial (gains)/losses generated during the year		16	(80)	53

(1) Of whom 45% were Orange SA's French civil servants (50% at December 31, 2016 and 56% at December 31, 2015).
(2) Net of approximately 102 million euros for competitiveness and employment tax credit for 2017 in France (98 million euros as at December 31, 2016 and 104 million euros as at December 31, 2015).
(3) Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group. (See Note 8.3 and 8.4).
(4) Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long term benefits (except French part-time for seniors plans).

6.2        Employee benefits

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Post-employment benefits(1)	1,005	998	936
Other long-term benefits	2,313	2,616	2,693
o/w French part-time for seniors plans	1,644	1,956	2,056
Provision for employment termination benefits	4	7	1
Other employee-related payables and payroll taxes due	1,710	1,631	1,668
Provision for social risks and litigations	90	43	58
Total	5,122	5,295	5,356
o/w non-current employee benefits	2,674	3,029	3,142
o/w current employee benefits	2,448	2,266	2,214
(1) Does not include defined contribution plans.

The payments to be made in respect of post-employment benefits and other long-term benefits are presented below. These are estimated based on Group headcounts as at December 31, 2017, including rights acquired and not acquired at December 31, 2017, but for which it is assumed the rights will be acquired by the year 2040 approximately:

	Schedule of benefits to be paid, undiscounted
(in millions of euros)	2018	2019	2020	2021	2022	2023 and beyond
Post-employment benefits	48	46	48	52	55	2,404
Other long-term benefits (1)	671	583	433	229	84	93
o/w French part-time for seniors plans	612	518	345	150	16	5
Total	719	629	481	281	139	2,497

(1) Provisions for time saving account and long-term leave and long-term sick leave not included.

Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

•  with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no further obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to 924 million euros in 2017 (863 million euros in 2016 and 980 million euros in 2015);

•  the Group has committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 305 million euros and a plan for senior management staff in France for 206 million euros. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to the acquisition of rights;

•  the Group has also committed to capital-based defined benefit plans where, in accordance with the law or contractual agreements, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (602 million euros for Orange SA, equal to 72% of the capital-based plans) and for civil servants (55 million euros, equal to 7% of capital-based plans);

•  other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

•  other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS).

As part of renegotiations of intergenerational plans, the 2012 part-time for seniors plans was extended for duration of one year. The part-time for seniors plans (2009, 2012 and 2015) are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years’ service within the Group. Eligible employees are those who will retire by 2021.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

•   a base salary amounting to 80% of full-time employment;

•   the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

•   a minimum salary level.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

The number of employees who are or will be participating in the French part-time for seniors plans and thus included in the provision, is estimated approximately at 16,000 employees at December 31, 2017.

Key assumptions used to calculate the amount of obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 72% on average), and the trade-offs that the beneficiaries will ultimately make between the different schemes proposed.

The discount rates used for the euro zone (which accounts for 89% of Orange’s pension and other long-term employee benefit obligations) are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
More than 10 years	1.55% to 1.65%	1.45% to 1.85%	2.05% to 2.25%
Less than 10 years	-0.25% to -1.65%(1)	-0.10% to 1.45%	0.10% to 1.05%

(1) A -0.25% rate has been used to value the obligation regarding the French part-time for seniors plans (versus -0.10% as at December 31, 2016).

The discount rates used for the euro zone are based on corporate bonds rated AA, with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3.40% used) up to 5%. In France, the revaluation of the annuity-based plan for senior management is based on the INSEE consumer price index (2% used).

The main capital-based defined benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of staff at retirement age). The estimated increase in the capital of this plan is based on a long-term inflation assumption of 2% associated with the effect of a higher Wage drift - Seniority - Job-skills (GVT). GVT corresponds to the annual change in total payroll costs independent of general or categorical increases in wages and salaries, due to in-grade promotions, out-of- grade promotions and the aging of existing staff.

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(in millions of euros)
Rate increase by 50 points		Rate decrease by 50 points
Discount rates(1)	(102)	110

	Rate decrease by 5%	Rate increase by 5%
Sign-up rates for French part-time for seniors plans(2)	(22)	22

(1) Includes 13 million euros for the French part-time for seniors plans (short term duration).
(2) Sensitivity is performed on future entries in French part-time for seniors plans (TPS). Given the advanced state of the plan, the sensitivity effect is reduced as at December 31, 2017.

Commitments and plan assets

	Post-employment benefits			Long-term benefits		2017	2016	2015
(in millions of euros)	Annuity-based plans	Capital-based plans	Others	French part-time for seniors plans (TPS)	Others
Total benefit obligations in the opening balance	547	766	74	1,956	666	4,009	4,009	3,896
Service cost	2	47	1	35	69	154	173	455
Net interest on the defined benefit liability	10	17	1	(1)	2	29	37	38
Actuarial losses/(gains) arising from changes of assumptions	5	13	(3)	52	-	67	190	19
o/w arising from change in discount rate	12	23	(3)	5	-	37	115	(16)
Actuarial losses/(gains) arising from experience	(15)	4	-	223	0	212	292	74
Benefits paid	(19)	(27)	(3)	(621)	(68)	(738)	(640)	(493)
Other	(12)	6	(0)	-	0	(6)	(52)	20
Total benefit obligations in the closing balance (a)	518	826	70	1,644	669	3,727	4,009	4,009
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	518	5	-	-	-	523	559	541
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	-	821	70	1,644	669	3,204	3,450	3,468
Weighted average duration of the plans (in years)	16	12	16	2	7	6	6	6

Funded annuity-based plans represent 14% of Group social commitments.

	Post-employment benefits			Long-term benefits		2017	2016	2015
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Fair value of plan assets in the opening balance	389	(0)	-	-	6	395	380	345
Net interest on the defined benefit liability	7	(0)	-	-	-	7	9	9
(Gains)/Losses arising from experience	20	(0)	-	-	-	20	28	4
Employer contributions	18	-	-	-	-	18	37	26
Benefits paid by the fund	(16)	-	-	-	(6)	(22)	(24)	(18)
Other	(9)	-	-	-	-	(9)	(35)	14
Fair value of plan assets in the closing balance (b)	409	(0)	-	-	-	409	395	380

The funded annuity-based plans are primarily located in the United Kingdom (62%) and France (36%) and their assets are broken down as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Plan assets
Equities	44.1%	40.9%	39.6%
Debt securities	47.7%	49.8%	48.8%
Money market assets	3.6%	2.7%	2.5%
Other	4.6%	6.6%	9.1%
Total	100%	100%	100%

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to asset ceiling adjustment for the periods presented.

	Post-employment benefits			Long-term benefits		2017	2016	2015
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Employee benefits in the opening balance	158	766	74	1,956	660	3,614	3,629	3,551
Net expense for the period	5	64	2	309	72	452	576	625
Employer contributions	(18)	-	-	-	-	(18)	(30)	(22)
Benefits directly paid by the employer	(3)	(27)	(3)	(621)	(62)	(716)	(623)	(477)
Actuarial (gains)/losses generated during the year	(30)	17	(3)	-	-	(16)	80	(53)
Other	(3)	6	-	-	(1)	2	(18)	5
Employee benefits in the closing balance	109	826	70	1,644	669	3,318	3,614	3,629
o/w non-current	94	796	67	1,032	611	2,600	2,933	3,075
o/w current	15	30	3	612	58	718	681	554

The following table discloses the net expense:

	Post-employment benefits			Long-term benefits		2017	2016	2015
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Service cost	(2)	(47)	(1)	(35)	(69)	(154)	(173)	(455)
Net interest on the net defined benefit liability	(3)	(17)	(1)	1	(1)	(21)	(28)	(29)
Actuarial gains/(losses)	-	-	-	(275)	(2)	(277)	(375)	(141)
Total	(5)	(64)	(2)	(309)	(72)	(452)	(576)	(625)
o/w expenses in operating income	(2)	(47)	(1)	(310)	(71)	(431)	(548)	(596)
o/w expenses in finance costs	(3)	(17)	(1)	1	(1)	(21)	(28)	(29)

Accounting policies

Post-employment benefits are granted through:

•  defined contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered;

•  defined-benefit plans: the sum of future obligations under these plans are based on actuarial assumptions using the projected unit credit method:

   their calculation is based on demographic (employee turnover, mortality, etc.) and financial assumptions (salary increases, rate of inflation, etc.) defined at the level of each entity concerned;

   the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as reference for the eurozone;

   actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income;

   the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (primarily shares and bonds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plan (TPS) agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when modifications take place.

6.3        Share-based payment

Orange Vision 2020 free share award plan

On October 25, 2017, the Board of Directors approved the implementation of free share award plan reserved for employees involving 9.2 million free share units, of which an estimated maximum of 9.1 million will be issued in the form of shares. This plan is open to approximately 144,000 employees present in 87 countries. In countries where regulatory, tax or social conditions do not allow the free awarding of shares, beneficiaries of the plan will receive a cash amount determined on the basis of the market price of Orange shares at March 31, 2020.

The acquisition of rights will take place on December 31, 2019, and subject to:

•  a condition of attendance from September 1, 2017 to December 31, 2019;

•  performance conditions, namely adjusted EBITDA including banking activities (50%) and organic cash flow excluding banking activities (50%). Each of these indicators will be compared to the budget as it is approved by the Board of Directors for each of the three years. In the event that the performance conditions are not met, each employee, provided that the attendance condition is met, will be awarded half of the shares originally due.

Performance will be assessed for the years 2017, 2018 and 2019 and in relation to the budget for each of these three years, as approved in advance by the Board of Directors. As such, the satisfaction of each of the performance conditions will be recorded year on year and entitlement to final allocation will be a percentage based on the sum of performances assessed over the course of the vesting period. The definitive number of shares allocated will be announced on March 31, 2020, following the confirmation by the Board of Directors of the achievement or non-achievement of the performance conditions.

In addition to the free share award plan, the Board of Directors Meeting on July 26, 2017 approved the introduction of a free share award plan (Long Term Incentive Plan (LTIP)) reserved for Corporate Officers, members of the Executive Committee, executives and leaders. This plan is open to approximately 1,200 employees. In countries where regulatory, tax or social conditions do not allow the free awarding of shares, beneficiaries of the plan will receive a cash amount determined on the basis of the market price of Orange shares at March 31, 2020.

The acquisition of rights will take place on December 31, 2019, and subject to:

•  a condition of attendance from January 1, 2017 for Directors and Officers and members of the Executive Committee, and from July 15 for senior management, until December 31, 2019;

•  performance conditions, namely the Group's adjusted EBITDA (50%), assessed annually in comparison with the budget, and the total shareholder return (TSR) (50%). TSR performance is assessed by comparing, between January 1, 2017 and December 31, 2019, the evolution of Orange's TSR based on its total shareholder return performance over the three fiscal years, and the evolution of its TSR based on the average values of the "Stoxx Europe 600 Telecommunications" index or any other similar index that may replace it during the lifetime of the Plan.

	Free share award plan	Long Term Incentive Plan
Measurement date	October 26, 2017	July 26, 2017
Vesting date	December 31, 2019	December 31, 2019
Prince of underlying instrument at measurement date	13.74 euros	14.33 euros
Prince of underlying instrument at closing date	14.44 euros	14.44 euros
Expected dividends	4.5%	4.5%
Risk free yield	-0.45%	-0.32%
Fair value per share of benefit granted to employees	12.45 euros	9.55 euros

For the portion of the free share award plan issued in the form of shares, fair value has been determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted until December 31, 2019. For the portion of the LTIP plan issued in the form of shares, fair value also takes into account the likelihood of achievement of the market performance conditions, determined using the Monte Carlo method. For the portion of the plan issued in cash, as at December 31, 2017, fair value has been determined based on the market price of Orange shares on the closing date.

An expense of 14 million euros (including social security contributions) was recorded at December 31, 2017 in respect of the Orange Vision 2020 plan, against equity (11 million euros) and labor expenses (3 million euros). The social security contributions for the French entities will be due upon delivery of the shares in 2020.

Other plans

All stock option plans granted by the various Group entities reached maturity in 2017. No options were exercised in 2017, 2016 or 2015.

Accounting policies

Employee share-based compensation: the fair value of stock options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with as counterparty:

•  employee benefit liabilities for cash-settled plans, re-measured against profit or loss at each year-end; and

•  equity for equity-settled plans.

6.4        Executive compensation

The following table shows the compensation by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Short-term benefits excluding employer social security contributions (1)	(12.9)	(10.7)	(10.2)
Short-term benefits: employer's social security contributions	(4.1)	(3.4)	(3.2)
Post-employment benefits (2)	(1.2)	(1.2)	(1.7)
Share-based compensation (3)	-	(0.0)	-

(1) Includes all compensation: gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing, cash settled Long Term Incentive Plan 2015-2017.

(2) Service cost.
(3) Includes employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined-benefit supplementary pension plan) provided as at December 31, 2017, in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 19.6 million euros (19.7 million euros in 2016 and 17.3 million euros in 2015).

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). Stéphane Richard, Chairman and Chief Executive Officer, has no employment contract, and the employment contracts of Deputy CEOs were suspended on the date of their appointment as corporate officers. These employment contracts may be reinstated at the end of their terms of office, with recovery of rights.

Orange has not acquired any other goods or services from persons who are or were at any time during the year or at the end of the year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

NOTE 7         Goodwill

7.1        Impairment loss

(in millions of euros)	2017	2016	2015
Luxembourg	(19)	-	-
Poland	-	(507)	-
Democratic Republic of the Congo	(1)	(95)	-
Cameroon	-	(90)	-
Egypt	-	(80)	-
Total of impairment of goodwill	(20)	(772)	-

The impairment tests on Cash Generating Units (CGUs) may result in impairment losses on goodwill and on the fixed assets (see Note 8.2).

At December 31, 2017

In the Democratic Republic of the Congo, the impairment in the amount of 120 million euros (of which 1 million euros for goodwill and 119 million euros for fixed assets (see Note 8.2)), reflects an ongoing uncertain political and economic climate, a proven decrease in purchasing power with its effects on the consumption of telecommunications products and services and a continuous regulatory pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

In Luxembourg, the goodwill impairment in the amount of 19 million euros primarily reflects strong competitive pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

In Niger, the impairment of fixed assets in the amount of 52 million euros reflects an uncertain political and economic climate and the effects resulting from strong tax and regulatory pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

At December 31, 2016

In Poland, the goodwill impairment of 507 million euros primarily reflected a decrease in competitiveness on the ADSL market, a downward adjustment of the revenue estimates for the mobile market and an increase in the post-tax discount rate due to a decline in the country’s sovereign rating by the rating agencies. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (3.8 billion euros).

In Egypt, the impairment in the amount of 232 million euros (of which 80 million euros for goodwill and 152 million euros for fixed assets (see Note 8.2)), reflected the impact of the financing terms of the 4G license granted in 2016, the strong devaluation of the Egyptian Pound and an increasingly uncertain political and economic climate. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.8 billion euros).

In the Democratic Republic of the Congo, the impairment in the amount of 109 million euros (of which 95 million euros for goodwill and 14 million euros for fixed assets (see Note 8.2)), reflected an uncertain political and economic climate, a decrease in purchasing power and its effects on the consumption of telecommunications products and services and added regulatory pressure (relating in particular to the implementation of customer identification). The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.2 billion euros).

In Cameroon, the goodwill impairment in the amount of 90 million euros reflected the fall in voice revenues associated with the growth in messaging and voice over IP services of Over-The-Top (OTT) providers and with an increasingly competitive mobile market. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.3 billion euros).

At December 31, 2015

At December 31, 2015, impairment tests had not led the Group to recognize any impairment.

7.2        Goodwill

	December 31, 2017			December 31, 2016	December 31, 2015
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	14,377	(13)	14,364	14,364	14,364
Europe	13,591	(3,999)	9,591	9,572	10,108
Spain	6,933	(114)	6,818	6,818	6,818
Poland	2,883	(2,639)	245	232	769
Belgium	1,011	(713)	298	293	293
Romania	1,806	(515)	1,291	1,291	1,291
Slovakia	806	-	806	806	806
Moldova	83	-	83	63	62
Luxembourg	68	(19)	50	68	68
Africa & Middle-East	2,549	(920)	1,629	1,709	1,117
Egypt	521	(521)	-	-	92
Burkina Faso	448	-	448	439	-
Côte d’Ivoire	417	(42)	375	375	375
Jordan	261	(52)	210	239	232
Morocco	246	-	246	258	240
Sierra Leone	181	-	181	220	-
Democratic Republic of the Congo	187	(187)	-	-	-
Cameroon	134	(90)	44	44	134
Other	154	(28)	125	134	44
Enterprise	2,140	(648)	1,493	1,497	1,468
International Carriers & Shared Services	30	(12)	18	15	15
Goodwill	32,687	(5,592)	27,095	27,156	27,071
(in millions of euros)	Note	2017	2016	2015
Gross Value in the opening balance		32,689	32,606	30,271
Acquisitions	3	38	904	2,333
Disposals	3	-	(6)	(69)
Translation adjustment		(40)	(815)	73
Reclassifications and other items		-	(0)	(2)
Reclassification to assets held for sale		-	-	-
Gross Value in the closing balance		32,687	32,689	32,606
Accumulated impairment losses in the opening balance		(5,533)	(5,535)	(5,487)
Impairment	7.1	(20)	(772)	-
Disposals		-	-	-
Translation adjustment		(39)	774	(48)
Reclassifications and other items		-	-	-
Reclassification to assets held for sale		-	-	-
Accumulated impairment losses in the closing balance		(5,592)	(5,533)	(5,535)
Net book value of goodwill		27,095	27,156	27,071

7.3        Key assumptions used to determine recoverable amounts

The key operational assumptions, described in the accounting policies, reflect past experience and expected trends: unforeseen changes have in the past affected, and could continue to significantly affect, these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the carrying value tested (see Note 7.4) and results in impairment losses on goodwill and fixed assets.

•  Discount rates and growth rates to perpetuity used to determine the values in use were revised as follows in 2017:

   discount rates recorded a marginal decline, except in certain geographical areas in which they increased. The continued decrease in interest rates has contributed to a drop in discount rates in France, Poland, Spain and Enterprise. This effect has been neutralized in Spain by the integration of a specific premium, reflecting a risk assessment for the implementation of the business plan;

   growth rates to perpetuity were maintained, on the whole, as in the assessment carried out at the end of 2017, the economic situation is not expected to lead to any change in the long-term outlook of the industry of services offered by the Group.

•  As at December 31, 2017, the specific random factors were as follows:

   in Europe:

-  changes in the political situations of various countries in the European Union following the Brexit vote in the United Kingdom have been a factor in market volatility and economic activity, likely to have an effect on the future of European businesses: interest rates in particular, and consequently discount rates, could be affected by market reactions and by European Central Bank policy. Customer demand for telecommunication products and services may also find itself affected by state and European policies for the recovery of fiscal balances;

-  the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of market concentration;

-  the Group’s ability to adjust costs and capital expenditures to potential changes in revenues;

   in the Middle East and Maghreb (Jordan, Egypt, Iraq, Tunisia) and some of the African countries (Mali, Niger, Democratic Republic of the Congo, Central African Republic):

-  changes in political situation and security with their resulting economic impacts. In the specific case of Egypt and the Democratic Republic of the Congo, this has had an adverse effect on the overall business climate and is predominantly reflected by a strong decline in the Egyptian Pound and the Congolese Franc.

The parameters used for the determination of recoverable amount of the main consolidated operations are set forth below:

December 31, 2017	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise

Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	5.5%(1)	8.6%	8.3%	6.8%	8.8%	17.0% - 13.50%	7.5%
Pre-tax discount rate	7.4%	10.8%	9.7%	9.0%	9.9%	19.5% - 16.0%	10.7%

December 31, 2016
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.3%(2)	7.8%	9.3%	6.8%	9.3%	16.5% - 13.0%	7.8%
Pre-tax discount rate	9.1%	9.7%	10.3%	9.6%	10.5%	18.3% - 14.8%	12.1%

December 31, 2015
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.5%	8.0%	8.5%	7.0%	9.0%	16.5% - 13.0%	7.8%
Pre-tax discount rate	9.5%	10.0%	9.9%	10.4%	10.2%	18.6% - 15.1%	12.0%

(1) The after-tax discount rate for France includes a corporate tax reduction of 28.92% by 2020 but it does not include the corporate tax reduction of 25% by 2022 voted in the 2018 Finance law at the end of December 2017.

(2) The after-tax discount rate for France does not include the corporate tax reduction of 28.92% by 2020 voted in the 2017 Finance law at the end of December 2016.

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), Orange Egypt for Telecommunications (Cairo Stock Exchange) and Sonatel (Regional Stock Exchange (BRVM)). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenues, operating income and net income.

7.4        Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant part of the recoverable amount, of which a change of plus or minus 10% is presented in the sensitivity analysis.

December 31, 2017
(in billions of euros)	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	27.5 (1)	3.9	0.9	0.8	0.1	0.1	5.5 (2)
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	5.5	1.2	0.5	0.2	0.2	0.1	0.6
a decrease by 1% in perpetuity growth rate	10.4	1.6	0.6	0.3	0.3	0.1	0.8
an increase by 1% in post-tax discount rate	11.4	2.0	0.6	0.3	0.3	0.1	1.0

December 31, 2016
(in billions of euros)	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	16.2	3.8	0.0	0.8	0.0	0.0	3.5
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	4.1	1.2	0.4	0.2	0.2	0.1	0.3
a decrease by 1% in perpetuity growth rate	7.0	1.9	0.3	0.3	0.2	0.1	0.4
an increase by 1% in post-tax discount rate	7.9	2.2	0.4	0.3	0.3	0.1	0.5

December 31, 2015
(in billions of euros)	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	16.1	2.3	0.0	0.4	0.1	0.2	3.5
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	3.9	1.1	0.5	0.2	0.2	0.2	0.3
a decrease by 1% in perpetuity growth rate	6.4	1.7	0.4	0.2	0.3	0.2	0.4
an increase by 1% in post-tax discount rate	7.2	2.0	0.6	0.3	0.3	0.2	0.5

(1) In 2017, the increased margin of France recoverable amount mainly results from the decrease of the post-tax discount rate and the corporate tax reduction of 28.92% by 2020 voted in the 2017 Finance law at the end of December 2016.

(2) In 2017, the increased margin of Enterprise recoverable amount includes the transfer of Enterprise in France activity. The margins of 2016 and 2015 have not been restated.

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), net of acquisitions of property, plant and equipment and intangible assets.

The level of sensitivity presented allows readers of the financial statements to estimate the impact in their own assessment. Variations higher that the levels presented have been observed in the past on cash flow, perpetuity growth rates and discount rates.

The other entities not listed above, with the exception of the Orange brand presented in Note 8.2, each account for a less than 3% share of the aggregated recoverable amount of the consolidated entities.

Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

   either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, no subsequent changes for any additional purchases of non-controlling interests); or

   on a 100% basis, leading to the recognition of goodwill relating to the non-controlling interests (for Orange Egypt in particular).

Goodwill is not amortized. It is tested for impairment at least annually and more frequently when there is an indication that it may be impaired. Thus, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash Generating Unit (CGU) (or group of CGUs). These generally correspond to operating segments or to each country in Africa and the Middle East. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount, for which Orange uses mostly the value in use.

Value in use is the present value of the future expected cash flows. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading and investment activity drawn up by the Group’s management, as follows:

•  cash flow projections are based on three to five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts at the date of valuation); In the case of recent acquisitions, longer term business plans may be used;

•  post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year, and then by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•  post-tax cash flows are subject to a post-tax discount rate, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would derive from discounting pre-tax cash flows at pre-tax discount rates.

The key operating assumptions used to determine the value in use are common across Group’s business segments. These assumptions include:

•  key revenue assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

•  key cost assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and committed employee departure plans;

•  key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

Tested net carrying values include goodwill, land, and assets with finite useful life (property, plant and equipment, intangible assets and net working capital requirements including intragroup balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 8.2.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

NOTE 8         Fixed assets

8.1        Depreciation and amortization

In 2017, depreciation and amortization of intangible assets amounted to 2,138 million euros as compared to 2,195 million euros in 2016 and 2,062 million euros in 2015 (see Note 8.3) and depreciation and amortization of property, plant and equipment amounted to 4,708 million euros as compared to 4,533 million euros in 2016 and 4,403 million euros in 2015 (see Note 8.4). The 118 million euros increase in depreciation and amortization in 2017 was mainly due to the effect of the increase in investment on very high-speed broadband networks (4G and fiber optic) in France, Spain and Poland. In 2016, the 263 million euros increase in depreciation and amortization was largely due to the effect of the acquisitions of Jazztel and Médi Telecom in July 2015 for 124 million euros and 65 million euros respectively.

Accounting policies

Assets are depreciated to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates. This may be the case for outlooks on the implementation of new technologies (for example, the replacement of copper local loop by fiber optic). These changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Brands acquired	Up to 15 years, except for the Orange brand with an indefinite useful life
Customer bases acquired	Expected life of the commercial relationship: 3 to 8 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, fiber optics and civil works	10 to 30 years
Computer hardware	3 to 5 years

8.2        Impairment of fixed assets

(in millions of euros)	2017	2016	2015
Democratic Republic of the Congo	(119)	(14)	-
Niger	(52)	(26)	-
Egypt	2	(152)	-
Armenia	-	-	(27)
Other	(21)	(15)	(11)
Total of impairment of fixed assets	(190)	(207)	(38)

The impairment of fixed assets results from the impairment tests on Cash-Generating Units (CGUs) described in Note 7.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

Key assumptions and sources of sensitivity used in the assessment of recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated operations (see Note 7.3), which affect the sales base and potentially the level of brand fees.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.1%	1.3%	1.0%
Post-tax discount rate	7.6%	7.8%	7.5%
Pre-tax discount rate	8.9%	9.2%	9.0%
(in billions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Excess at 100% of the recoverable amount over the carrying value tested	2.2	2.1	2.0
Effect at 100% on the recoverable amount of:
a variation of 10% in cash flows of terminal year	0.4	0.4	0.4
a decrease by 1% in perpetuity growth rate	0.6	0.6	0.5
an increase by 1% in post-tax discount rate	0.7	0.7	0.7

Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash flow independent of the cash flows generated by Cash-Generating Units. The recoverable amount is therefore determined on the level of CGU (or CGU group) to which belong the assets, according to a method similar to the one for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in the business plan) discounted in perpetuity, less the costs attributable to the brand’s owner.

8.3        Other intangible assets

	December 31, 2017				December 31, 2016	December 31, 2015
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunications licenses	10,557	(4,168)	(156)	6,233	6,440	5,842
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,093	(94)	(911)	88	102	137
Customer bases	4,990	(4,425)	(10)	555	703	729
Software	11,868	(7,890)	(32)	3,946	3,781	3,815
Other intangible assets	1,743	(1,170)	(189)	384	443	671
Total	33,384	(17,747)	(1,298)	14,339	14,602	14,327

(in millions of euros)	2017	2016	2015
Net book value of other intangible assets in the opening balance	14,602	14,327	11,811
Acquisitions of other intangible assets	1,893	3,007	2,771
o/w telecommunications licenses (1)	318	1,521	1,285
Impact of changes in the scope of consolidation	(13)	144	1,805
Disposals	(7)	(3)	(9)
Depreciation and amortization	(2,138)	(2,195)	(2,062)
Impairment (2)	(55)	(183)	(20)
Translation adjustment	(74)	(363)	46
Reclassifications and other items	131	(132)	(15)
Reclassifications to assets held for sale	-	-	-
Net book value of other intangible assets in the closing balance	14,339	14,602	14,327

(1) Relates to the acquisition in 2017 of licenses for 152 million euros in Mali. In 2016, related to the acquisitions of licenses for 719 million euros in Poland, for 377 million euros in Egypt, for 146 million euros in Côte d’Ivoire and for 142 million euros in Jordan. In 2015, related to the acquisition in France of two 700 MHz spectrum blocks for 954 million euros (including frequency spectrum re-farming fees) and the acquisitions of licenses for 114 million euros in Cameroon and for 91 million euros in Jordan.

(2) Includes impairment detailed in Note 7.1.

Information on telecommunication licenses at December 31, 2017

Orange’s principal commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
LTE (4 licenses) (2)	2,183	1,882	13.8 to 18.9
UMTS (2 licenses)	914	310	3.7 and 12.4
GSM	266	52	3.5
France	3,363	2,244
LTE (3 licenses)	535	433	12 to 13.4
UMTS	639	57	2.3
GSM (2 licenses)	336	213	5.7 and 13
Spain	1,510	703
LTE (3 licenses)	813	703	10 and 13.1
UMTS (2 licenses)	404	116	0.6 and 5
GSM (2 licenses)	143	67	9.6 and 11.5
Poland	1,360	886
LTE	380	373	14.0
UMTS	128	53	14.0
GSM (2 licenses)	361	43	14.0
Egypt	869	469
LTE	40	34	17.2
UMTS	27	13	14.5
GSM	722	211	13.3
Maroc	789	258
LTE	184	138	11.3
UMTS	61	31	11.3
GSM	292	163	11.3
Romania	537	332
LTE	84	70	12.4
UMTS (3 licenses)	135	101	7.2 to 15.0
GSM	180	120	11.3
Jordan	399	291
LTE (2 licenses)	140	113	9.4 and 15.9
UMTS	149	30	3.3
GSM	76	46	3.2
Belgium	365	189
Other	1,365	861
Total	10,557	6,233

(1) In number of years, at December 31, 2017.
(2) Comprises the 700 MHz license of which the spectrum will be technology neutral.

Internal costs capitalized as intangible assets

(in millions of euros)	2017	2016	2015
Labor expenses	373	392	391
Total	373	392	391

Accounting policies

Intangible assets consist mainly of acquired brands, acquired customer bases, telecommunication licenses and software, as well as operating rights granted under certain concession agreement and rights of use of transmission cables.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially for some telecommunication licenses, are expensed in the relevant periods.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the rights to use transmission cable or capacity (mainly submarine cables) granted for a fixed period. IRUs are recognized as assets when the Group has the right to use identified optical fibers or dedicated wavelength bandwidth, and the right duration represents a major part of the economic life of the underlying asset.

The operating rights granted under certain concession arrangements give right to charge users of the public service (see Note 4.1).

8.4        Property, plant and equipment

	December 31, 2017				December 31, 2016	December 31, 2015
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	7,777	(4,982)	(260)	2,535	2,661	2,733
Networks and terminals	83,771	(60,608)	(283)	22,880	21,984	21,194
IT equipment	3,949	(3,134)	(13)	802	784	787
Other property, plant and equipment	1,595	(1,136)	(11)	448	483	409
Total	97,092	(69,860)	(567)	26,665	25,912	25,123

(in millions of euros)	2017	2016	2015
Net book value of property, plant and equipment in the opening balance	25,912	25,123	23,314
Acquisitions of property, plant and equipment	5,677	5,576	5,043
o/w finance leases	43	91	43
Impact of changes in the scope of consolidation (1)	0	242	1,071
Disposals and retirements	(35)	(25)	(39)
Depreciation and amortization	(4,708)	(4,533)	(4,403)
Impairment (2)	(135)	(48)	(18)
Translation adjustment	(44)	(607)	63
Reclassifications and other items	(2)	184	92
Reclassifications to assets held for sale	-	-	-
Net book value of property, plant and equipment in the closing balance	26,665	25,912	25,123

(1) In 2016, mainly related to the acquisitions of entities in Africa (Liberia, Congo (DRC), Burkina Faso and Sierra Leone). In 2015, mainly related to Jazztel and Médi Telecom.
(2) Includes impairment detailed in note 7.1.

Accounting policies

Property, plant and equipment mainly comprise network facilities and equipment.

The gross value of property, plants and equipment is made up of their acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling, removing and restoring the site occupied due to the obligation incurred by the Group.

The roll-out of assets by stage, especially for network assets, in the Group’s assessment, does not generally require a substantial period of preparation for the Group. As a consequence, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

The assets acquired in form of finance lease do not affect the cash flow on acquisition. However, the subsequent rental payments during the leasing period represent interest payments (cash flow on operating activities) and capital repayments (cash flow on financing activities).

The majority of the assets held under finance lease are network buildings. The land and buildings hosting radio sites may belong to the Group, or be held through a finance lease, or be available under an operating lease or be simply made available.

The lease agreements of office buildings and points of sale are generally qualified as operating leases and the future lease payments are disclosed as unrecognized contractual commitments in Note 14.

Simultaneously the equipment, very often generic, of which the risks and rewards of ownership have been transferred from the Group to third parties via a lease, is considered as sold.

In France, the regulatory framework governing the fiber optic network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the terminal section of networks is classified as a joint operation in accordance with IFRS 11 "Partnerships": Orange only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure, active equipment or even spectrum. Accordingly, in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the access network infrastructures and related equipment are recognized as fixed assets for the Group’s share of assets installed by the Group or Deutsche Telekom in their own geographical area.

In some African countries, the Group has also entered into sharing arrangements with TowerCos (companies operating telecom towers). These TowerCos enable mobile operators, including Orange, to share sites, passive infrastructure and related services (by managing the mobile operators’ sites and/or acquiring or building sites). The unit of account and the specific features of each arrangement lead the Group to generally qualify these transactions as a service. The long-term commitments resulting from these arrangements are presented as unrecognized contractual commitments (see Note 14).

Property, plant and equipment held under finance leases

	December 31, 2017	December 31, 2016	December 31, 2015
(in millions of euros)	Net book value	Net book value	Net book value
Land and buildings	454	484	457
Networks and terminals	53	47	67
IT Equipment and other	21	21	22
Total	528	552	546

Internal costs capitalized as property, plant and equipment

(in millions of euros)	2017	2016	2015
Labor expenses	466	417	401
Total	466	417	401

8.5        Fixed assets payables

(in millions of euros)	2017	2016	2015
Fixed assets payables in the opening balance	3,707	3,732	2,355
Business related variations (1)	55	(20)	1,304
Changes in the scope of consolidation	0	17	75
Translation adjustment	(32)	(90)	10
Reclassifications and other items	(74)	68	(12)
Reclassification to assets held for sale	-	-	-
Fixed assets payables in the closing balance	3,656	3,707	3,732
o/w long-term fixed assets payables	610	907	1,004
o/w short-term fixed assets payables	3,046	2,800	2,728

(1) In 2015, mainly related to the 700 MHz license debt in France to settle from 2016 to 2018.

Accounting policies

These payables are generated from trading activities. The payment terms can be over several years in the case of infrastructure roll-out and license acquisition. The payables due in more than 12 months are presented in non-current items. For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

Trade payables also include those that the supplier may have sold with or without notifying financial institutions in a direct or reverse factoring arrangement (see Note 5.6).

Firm purchase commitments are disclosed as unrecognized contractual commitments net of any prepayment, which are recognized as prepayment on fixed assets.

8.6        Dismantling provision

The asset dismantling obligations mainly relate to restoration of mobile telephony antenna sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling of telephone booths.

(in millions of euros)	2017	2016	2015
Dismantling provision in the opening balance	737	733	733
Provision releases with impact on income statement	(0)	-	(2)
Discounting with impact on income statement	11	10	12
Utilizations without impact on income statement	(20)	(23)	(27)
Additions with impact on assets	57	19	11
Changes in the scope of consolidation	-	-	(2)
Translation adjustment	4	(2)	(0)
Reclassifications and other items	-	-	8
Reclassification to assets held for sale	-	-	-
Dismantling provision in the closing balance	789	737	733
o/w non-current provision	774	716	715
o/w current provision	15	21	18

Accounting policies

The Group is required to dismantle technical equipment and restore technical sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current year, extrapolated for future years using the best estimate of the commitment settlement. This estimate is revised annually and adjusted where appropriate against the asset to which it relates. The provision is present-discounted at a rate set by geographical area and equal to the average rate of risk-free investments in 15-year State bonds.

NOTE 9         Taxes

9.1        Operating taxes and levies

9.1.1         Operating taxes and levies recognized in the income statement

(in millions of euros)	2017	2016	2015
Territorial Economic Contribution, IFER and similar taxes	(817)	(729)	(841)
Spectrum fees	(304)	(294)	(278)
Levies on telecommunication services	(296)	(319)	(259)
Other operating taxes and levies	(429)	(466)	(405)
Total	(1,846)	(1,808)	(1,783)

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to the States and Local Authorities.

9.1.2         Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Value added tax	958	874	824
Other operating taxes and levies	87	44	69
Operating taxes and levies - receivables	1,045	918	893
Territorial Economic Contribution, IFER and similar taxes	(100)	(115)	(214)
Spectrum fees	(40)	(44)	(60)
Levies on telecommunication services	(97)	(100)	(99)
Value added tax	(616)	(560)	(545)
Other operating taxes and levies	(409)	(422)	(400)
Operating taxes and levies - payables	(1,262)	(1,241)	(1,318)
Operating taxes and levies - net	(217)	(323)	(425)

Developments in tax disputes and audits

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

In 2017, Orange Espagne received notification of a tax adjustment of approximately 55 million euros relating to the Business Activity Tax (BAT) for fiscal years 2013 to 2015. The disagreement concerns the characterization of antennas whose number is taken into account in the calculation basis of the tax amount. Orange Espagne contests the adjustment and considers having strong arguments to justify its assessment. Consequently, this disagreement is treated as a contingent liability.

In addition, Orange Espagne is involved in various tax disputes related to local taxes on mobile services. In May 2016, the Supreme Court of Spain amended its previous ruling and considered admissible some terms and conditions of taxation over mobile telecom operators using the infrastructures located on the local public domain. Since then, some municipalities sent out tax bills in accordance with the ruling of the Supreme Court. At December 31, 2017, the tax bills received amounted to 32 million euros. Orange Espagne has appealed these decisions and considers having valid arguments to justify its position. Accordingly, this dispute is analyzed as a contingent liability.

As a reminder, on December 22, 2016, the main Belgian telecom operators and the Walloon government signed an agreement to settle the dispute on the pylon tax which had begun several years before. The agreement stated that the Walloon government would no longer levy any taxes on telecom infrastructure and would also implement a legislative, regulatory and administrative framework designed to facilitate the deployment of those infrastructure. All parties agreed to settle the dispute, which originally began in 2014. The main operators agreed to pay the Walloon government a combined settlement fee of 45 million euros (of which 16 million euros to be paid by Orange Belgium) and also agreed to invest a combined amount of 60 million euros over the following three years on top of their Walloon region investment plans (of which 20 million euros from Orange Belgium).

Changes in operating taxes and levies

(in millions of euros)	2017	2016	2015
Net operating taxes and levies (payables) in the opening balance	(323)	(425)	(398)
Operating taxes and levies recognized in profit or loss	(1,846)	(1,808)	(1,783)
Operating taxes and levies paid	1,934	1,897	1,749
Changes in the scope of consolidation	-	(68)	28
Translation adjustment	21	78	3
Reclassifications and other items	(3)	3	(24)
Reclassifications to assets held for sale	-	-	-
Net operating taxes and levies (payables) in the closing balance	(217)	(323)	(425)

Accounting policies

VAT (Value Added Tax) receivables and payables correspond to the VAT collected or deductible from the various states. Collections and repayments to states have no impact on the income statement.

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessments or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

9.2        Income tax

9.2.1         Income tax

(in millions of euros)	2017	2016	2015
France tax group	(574)	(464)	(360)
• Current tax	(391)	(318)	10
• Deferred tax	(183)	(146)	(370)
United Kingdom	(57)	(20)	(4)
• Current tax	(57)	(44)	(66)
• Deferred tax	0	24	62
Spain	(57)	(291)	30
• Current tax	(46)	(23)	18
• Deferred tax	(11)	(268)	12
Poland	3	(11)	(8)
• Current tax	(2)	3	(19)
• Deferred tax	5	(14)	11
Other subsidiaries	(403)	(184)	(307)
• Current tax	(363)	(362)	(404)
• Deferred tax	(40)	178	97
Total Income tax	(1,088)	(970)	(649)
• Current tax	(859)	(744)	(461)
• Deferred tax	(229)	(226)	(188)

France tax group

As part of the 2017 Amended French Finance Act, the Government has introduced an exceptional surtax of 30% on the corporate tax rate. This exceptional surtax applies only to the 2017 fiscal year and increases the corporate tax rate in France from 34.43% to 44.43%, representing an additional tax expense of (78) million euros.

The corporate tax rate applicable for the 2015 fiscal year was 38% because of the implementation of a temporary exceptional contribution on income tax. In 2016, the tax rate was 34.43% due to the removal of this exceptional contribution.

Current tax expense

For the reporting periods shown, the current income tax expense reflects the requirement to pay a minimum level of income tax calculated on the basis of 50% of taxable income due to the restriction on the utilization of available tax loss carry forwards.

In 2015, the current tax was reflected a gain resulting from the reassessment of an income tax expense recorded in periods prior to those presented.

Deferred tax charge

The deferred tax expense mainly arises from the use of tax loss carry forwards.

Deferred taxes are recorded at the tax rate expected at the time of their reversal.

The 2018 French Finance Act, that passed in late December 2017, reinforces the gradual reduction in the corporate tax rate already introduced by the 2017 French Finance Act, with an expected tax rate of 25% from 2022 for the Group. This gradual rate reduction results in a (75) million euros decrease in net deferred tax assets recorded on the balance sheet for entities of the France tax group (of which (44) million euros recorded in income statement and (31) million euros in other comprehensive income).

The 2017 French Finance Act, passed in late December 2016, included a corporate tax rate reduced to 28.92% by 2020 for the Group. This rate reduction had no material impact on the net deferred tax position appearing on the balance sheet (tax income of 12 million euros was recognized in 2016).

Developments in tax disputes and audits in France

Tax audits

Orange SA underwent tax audits of fiscal years 2010 to 2014, for which the outcome had no material impact on the Group’s financial statements.

Dispute over the 3% tax on dividends

The Constitutional Court, in its decision of October 6, 2017, recognized as unconstitutional the 3% tax on dividends, confirming the CJEU decision rendered on May 17, 2017. In December 2017, all claims made by Orange SA had been reimbursed by the French tax authority, resulting in a tax income of 304 million euros for the year (of which 270 million euros in principal and 34 million euros in late interests).

Dispute over share of expenses and charges

Orange had filed appeals as to the assigned share of expenses and charges of 5% on dividends received from at least 95%-owned EU companies for fiscal years 2008 to 2014.

In 2016, the favorable rulings from the Court of Montreuil relating to fiscal years 2008 to 2014 led to the recognition of a tax income of 190 million euros.

All of the proceedings related to this dispute have now been closed.

Disputes in progress concerning fiscal years 2000-2005

In the context of the absorption of Cogecom by Orange SA and pursuant to an adverse ruling by the Court of Montreuil on July 4, 2013 which triggered the payment of the amounts claimed by the Tax authority, Orange SA had to pay in 2013 the remaining balance on principal and late payment interest claimed for a total amount of 2,146 million euros.

The main developments during 2016 in terms of legal proceedings brought before the Versailles Administrative Court of Appeal were the following:

•  concerning fiscal year 2005:

   in a ruling of February 18, 2016, the Administrative Court of Appeal of Versailles upheld the judgment of July 4, 2013, despite the contrary conclusions of the appointed Rapporteur. The Group then appealed to the Conseil d’État on April 18, 2016 to rule on the substance of the case, in a ruling dated December 5, 2016, the Conseil d’État annulled the February 18, 2016 ruling by the Administrative Court of Appeal of Versailles and remanded the dispute to the same Court, on the grounds argued by the Group, i.e., the principle of intangibility of the opening balance sheet of the earliest fiscal year still subject to audit.

A favorable outcome to this dispute would result in a current tax income of 2,146 million euros, before late interests. While awaiting the new decision from the Administrative Court of Appeal of Versailles, this amount is treated as a contingent asset.

•  concerning fiscal years 2000-2004:

   litigation is still in process, and is not likely to have negative consequences on the financial statements in the event of a decision that is unfavorable for the Group.

There are no new developments in 2017 about these disputes which are likely to change the accounting position of the Group.

United Kingdom

Current tax expense

The current income tax charge primarily reflects the taxation of activities related to Orange’s brand activities. The corporate tax rate was set to 20% as of April 1, 2015, then 19% as of April 1, 2017.

Deferred tax charge

The 2016 Finance Act adopted on September 15, 2016, included a reduction in the tax rate to 17% starting April 1, 2020. In 2016, deferred tax income of 31 million euros was therefore recognized in order to adjust the deferred tax liability on the Orange brand.

In 2015, the tax rate went down to 19% as of April 1, 2017 and 18% as of April 1, 2020. As a result of this reduction in the tax rate, the deferred tax income reflected the adjustment of the deferred tax liability relating to the Orange brand in the amount of 62 million euros in 2015.

Spain

Current tax expense

For all the reporting periods shown, current income tax expense represents mainly the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% restriction on the utilization of tax loss carry forwards.

The corporate tax rate applicable is 25% in 2017, 25% in 2016 and 28% in 2015.

Deferred tax charge

A deferred tax charge of 256 million euros was recognized in 2016 to reflect the impact on the recoverable amount of deferred tax assets recognized through the continuation of the limitation of tax loss carry forwards utilization at 25% for financial years beginning in 2016, unlike the previously approved measures which had set the restriction of tax loss carry forwards utilization at 70% of taxable income from 2017.

Other subsidiaries

In 2016, a deferred tax income of 68 million euros was recorded in respect of the recognition of deferred tax assets on the tax loss carry forwards of the Equant entities.

Group tax proof

(in millions of euros)	Note	2017	2016	2015
Profit before tax of continuing operations		3,202	1,980	3,159
Statutory tax rate in France		34.43%	34.43%	38%
Theoretical income tax		(1,102)	(682)	(1,200)
Reconciling items:
Exceptional surtax (1)		(78)	-	-
Impairment of goodwill (2)	7.1	(7)	(266)	-
Impairment of BT shares	11.7	(156)	(256)	-
Share of profits (losses) of associates and joint ventures		2	(16)	(15)
Adjustment of prior-year taxes		37	23	75
Reassessment of deferred tax assets		(26)	(91)	44
Difference in tax rates (3)		108	119	178
Change in applicable tax rates		(54)	43	87
Other reconciling items (4)		188	156	182
Effective income tax on continuing operations		(1,088)	(970)	(649)
Effective tax rate		33.97%	49.00%	20.54%
(1) Effect of the exceptional surtax of 30% in France which increases the corporate tax rate from 34.43% to 44.43%

(2) Reconciliation item calculated based on the tax rate applicable to the parent company of the Group. The difference between the tax rate of the parent company and the local tax rate of subsidiaries is presented below in "Difference in tax rates".

(3) The Group is present in jurisdictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (tax rate of 19% in 2017, 20% in 2016 and 2015), Spain (tax rate of 25% in 2017 and 2016 and 28% in 2015) and Poland (tax rate of 19%).

(4) Notably includes in 2017 the tax income of 304 million euros resulting from the dispute over the 3% tax on dividends, in 2016 the tax income of 190 million euros resulting from the dispute over the 5% share of expenses and charges on dividends, and the non-deductible interests in France (respectively an income tax expense of 80, 97 and 108 million euros in 2017, 2016 and 2015).

9.2.2         Corporate income tax on other comprehensive income

	2017		2016		2015
(in millions of euros)	Gross amount	Deferred tax	Gross amount	Deferred tax	Gross amount	Deferred tax
Actuarial gains and losses on post-employment benefits (1)	16	(23)	(80)	20	53	(15)
Assets available for sale	23	-	(4)	-	15	-
Cash flow hedges	49	(20)	(364)	123	538	(187)
Net investment hedges	-	-	65	(22)	-	-
Translation adjustment	(180)	26	(1,063)	-	77	-
Other comprehensive income of associates and joint ventures	(9)	-	43	-	(2)	-
Total presented in other comprehensive income	(101)	(17)	(1,403)	121	681	(202)
(1) In 2017, the deferred tax includes the remeasurement of the deferred tax in France.

9.2.3         Tax position in the statement of financial position

	December 31, 2017			December 31, 2016			December 31, 2015
(in millions of euros)	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
• Current tax	-	288	(288)	21	-	21	-	21	(21)
• Deferred tax (1)	1,235	-	1,235	1,477	-	1,477	1,566	-	1,566
United Kingdom
• Current tax	-	22	(22)	-	22	(22)	-	36	(36)
• Deferred tax (2)	-	531	(531)	-	531	(531)	-	555	(555)
Spain
• Current tax	53	-	53	56	-	56	39	13	26
• Deferred tax	174	-	174	185	-	185	531	77	454
Poland
• Current tax	0	5	(5)	1	6	(5)	-	14	(14)
• Deferred tax	227	-	227	209	-	209	231	-	231
Other subsidiaries
• Current tax	79	281	(202)	92	310	(218)	124	350	(226)
• Deferred tax	189	80	109	245	127	118	102	247	(145)
Total
• Current tax	132	596	(464)	170	338	(168)	163	434	(271)
• Deferred tax	1,825	611	1,214	2,116	658	1,458	2,430	879	1,551

(1) Mainly include deferred tax assets on employee benefits.
(2) Mainly deferred tax liabilities on the Orange brand.

Change in net current tax

(in millions of euros)	2017	2016	2015
Net current tax assets / (liabilities) in the opening balance	(168)	(271)	(552)
Cash tax payments (1)	583	906	727
Change in income statement (2)	(859)	(772)	(449)
Change in other comprehensive income	-	-	-
Change in retained earnings (3)	(11)	(38)	14
Changes in the scope of consolidation	0	-	(4)
Translation adjustment	5	6	(7)
Reclassification and other items	(14)	1	-
Reclassification to assets held for sale	-	-	-
Net current tax assets / (liabilities) in the closing balance	(464)	(168)	(271)

(1) Includes in 2017 the reimbursement of 304 million euros due to the dispute of the 3% tax on dividends.

(2) In 2016, the current tax expense in the income statement was reported for (744) million euros in Income Tax and for (28) million euros in Consolidated net income of discontinued operations. In 2015, the current tax expense in the income statement was reported for (461) million euros in Income Tax and for 12 million euros in Consolidated net income of discontinued operations. In 2017 there is no current tax expense in Consolidated net income of discontinued operations.

(3) Mainly correspond to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.

Change in net deferred tax

(in millions of euros)	2017	2016	2015
Net deferred tax assets in the opening balance	1,458	1,551	1,860
Change in income statement (1)	(246)	(232)	(176)
Change in other comprehensive income	(17)	121	(202)
Change in retained earnings (2)	(8)	(38)	14
Change in the scope of consolidation	0	(18)	62
Translation adjustment	13	73	(4)
Reclassification and other items	14	1	(3)
Reclassification to assets held for sale	-	-	-
Net deferred tax assets in the closing balance	1,214	1,458	1,551

(1) In 2017, the deferred tax expense in the income statement was reported for (229) million euros in Income Tax and for (17) million euros in Consolidated net income of discontinued operations. In 2016, the deferred tax expense in the income statement was reported for (226) million euros in Income Tax and for (6) million euros in Consolidated net income of discontinued operations. In 2015, the deferred tax expense in the income statement was reported for (188) million euros in Income Tax and for 12 million euros in Consolidated net income of discontinued operations.

(2) Mainly correspond to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.

Deferred tax assets and liabilities by type

	December 31, 2017			December 31, 2016			December 31, 2015
(in millions of euros)	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement
Provisions for employee benefit obligations	842	-	(132)	995	-	(69)	1,046	-	26
Fixed assets	790	1,139	(38)	821	1,157	95	759	1,248	93
Tax losses carryforward	4,011	-	(456)	4,436	-	(231)	4,666	-	(289)
Other temporary differences	1,538	1,116	(71)	1,600	1,084	22	1,504	1,098	(55)
Deferred tax	7,181	2,255	(697)	7,852	2,241	(183)	7,975	2,346	(225)
Unrecognized deferred tax assets	(3,712)	-	451	(4,153)	-	(49)	(4,078)	-	49
Netting	(1,644)	(1,644)	-	(1,583)	(1,583)	-	(1,467)	(1,467)	-
Total	1,825	611	(246)	2,116	658	(232)	2,430	879	(176)

In France, nearly all of the tax loss carry forwards were used as at December 31, 2017. Remaining tax losses are expected to be fully utilized in 2018, unless affected by changes in tax rules and changes in business projections.

At December 31, 2017, the tax loss carry forwards mainly relate to Spain and Belgium.

At December 31, 2017, the unrecognized deferred tax assets mainly relate to Spain for 2.0 billion euros and Belgium (Belgian subsidiaries other than Orange Belgium) for 0.8 billion euros, and mostly include tax losses that can be carried forward indefinitely. In Spain, tax loss carry forwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2022, unless affected by changes in tax rules and changes in business projections.

Most of the other tax loss carry forwards for which no deferred tax assets were recognized will expire beyond 2022.

Accounting policies

Current income tax and deferred tax are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the carrying values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

•  the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•  it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by the Group.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carry forwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

•  entities cannot assess the probability of the tax loss carry forwards being set off against future taxable profits, due to the horizon for forecasts based on business plans used for impairment testing and uncertainties as to the economic environment;

•  entities have not yet begun to use the tax loss carry forwards;

•  entities do not expect to use the losses within the timeframe allowed by tax regulations;

•  it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

NOTE 10     Interests in associates and joint ventures

At December 31, 2017, 2016 and 2015, the interests in associates and joint ventures included the activities of Orange as an operator in various African and Middle Eastern countries, including in particular Tunisia and Mauritius.

(in millions of euros)	2017	2016	2015
Interests in associates in the opening balance	130	162	603
Dividends	-	-	(17)
Share of profits (losses)	6	20	26
Impairment	-	(66)	(64)
Change in components of other comprehensive income	(9)	(0)	(2)
Change of consolidation scope	(3)	(2)	(407)
o/w acquisitions of shares	-	1	2
o/w takeovers (1)	-	-	(409)
o/w disposals of investments	(3)	(3)	-
Translation adjustment	(2)	3	3
Reclassifications and other items	(45)	13	20
Classification as held for sale	-	-	0
Interests in associates in the closing balance	77	130	162

(1) Including Médi Telecom for (342) million euros (see Note 3) and Clouwatt for (66) million euros in 2015.

Changes in other comprehensive income of associates and joint ventures (excluding "assets held-for-sale") are presented below:

(in millions of euros)	2017	2016	2015
Profit (loss) recognized in other comprehensive income during the period	(9)	-	(2)
Reclassification to net income for the period	-	-	-
Other comprehensive income of associates and joint venture - continuing operations	(9)	-	(2)

The unrecognized contractual commitments entered into by the Group relating to the interests in associates and joint ventures are described in Note 14.

The operations performed between the Group and the interests in associates and joint ventures are reflected as follow in Orange’s consolidated statement of financial position and income statement:

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Assets
Non-current financial assets	2	-	-
Trade receivables	45	55	79
Current financial assets (1)	(2)	(1)	237
Other current assets	0	-	13
Liabilities
Current liabilities (2)	4	7	226
Trade payables	10	15	14
Other current liabilities	1	1	1
Deferred income	45	45	2
Income statement
Revenues	15	19	41
Other operating income	18	35	99
External purchases and other operating expenses	(57)	(67)	(87)
Finance cost, net	0	1	0
(1) Disposal of Telkom Kenya in 2016: extinction of the current-account with Orange East Africa.
(2) Disposal of EE in 2016: extinction of the current-account with Orange East Africa.

Accounting policies

The carrying amount accounted for under the equity method corresponds to the initial acquisition cost increased to recognize the share of the profit or loss in the period. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell. The unit of account is the whole investment. Any impairment is recognized as “Share of profits (losses) of associates and joint ventures”. Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

NOTE 11     Financial assets, liabilities and financial results (excluding Orange Bank)

11.1     Financial assets and liabilities of telecom activities

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 11 presents the assets, liabilities and related gains and losses specific to telecom activities and Note 15 concerns the activities of Orange Bank with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles (i) the assets and liabilities for each of these two areas (intra-group transactions between telecom activities and Orange Bank are not eliminated) with (ii) the consolidated statement of financial position at December 31, 2017.

(in millions of euros)	Orange consolidated financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non-current financial assets	3,711	2,274	11.7	1,464	15.1.2	(27) (1)
Non-current derivatives, assets	213	200	11.8	13	15.1.4	-
Current loans and receivables of Orange Bank	3,096	-		3,096	15.1.1	-
Current financial assets	2,865	2,686	11.7	331	15.1.2	(152) (2)
Current derivatives, assets	34	34	11.8	-		-
Cash and cash equivalents	5,810	5,333		477		-

Non-current financial liabilities	26,293	26,293	11.3	27		(27) (1)
Non-current derivatives, liabilities	1,002	929	11.8	73	15.1.4	-
Current debts related to Orange Bank operations	4,660	-		4,660	15.1.3	-
Current financial liabilities	6,311	6,182	11.3	281	15.2.1	(152) (2)
Current derivatives, liabilities	34	34	11.8	-		-
(1) Loan granted by Orange SA to Orange Bank.
(2) Loan granted by Orange Bank to Orange SA within the framework of the Repurchase agreement of OATs (Obligations assimilables au Trésor) securities between Orange SA and Orange Bank.

11.2     Profits and losses related to financial assets and liabilities (excluding Orange Bank)

The cost of net financial debt consists of profits and losses related to the components of net financial debt (described in Note 11.3) during the period.

Foreign exchange gains and losses related to the components of net financial debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 11.5) as well as to the symmetrical revaluation of related hedges. In 2017, the net foreign exchange financial loss mostly reflect the effect of remeasuring the economic hedges of foreign exchange risk on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 13.4).

Other financial expenses principally reflect mainly the impact of the Group's investment in BT shares for (372) million euros corresponding to the impairment loss, net of the foreign exchange hedge and of the 2017 income related to BT dividends, compared to (533) million euros in 2016 (see Note 11.7).

Finally, other comprehensive income includes the revaluation of assets available for sale (Note 11.7) and instruments designated as cash flow and net investment hedges (Note 11.8.4).

Other gains and losses related to financial assets and liabilities are recognized in the operating income (foreign exchange gains and losses on receivables, supplier payables and the associated derivative hedges) for (13) million euros in 2017, versus (35) million euros in 2016 and (19) million euros in 2015.

	Finance costs, net						Other comprehensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses (1)	Finance costs, net	Reserves
2017
Financial assets	-	11	11	(54)	(346)		20
Financial liabilities	(1,357)	-	(1,357)	1,217	-		-
Derivatives	83	-	83	(1,226)	-		49
Discounting expense	-	-	-	-	(43)		-
Total	(1,274)	11	(1,263)	(63)	(389)	(1,715)	69
2016
Financial assets	-	23	23	(334)	(509)		(4)
Financial liabilities	(1,468)	-	(1,468)	130	-		61(2)
Derivatives	61	-	61	55	-		(361)
Discounting expense	-	-	-	-	(55)		-
Total	(1,407)	23	(1,384)	(149)	(564)	(2,097)	(304)
2015
Financial assets	-	39	39	19	34		15
Financial liabilities	(1,715)	-	(1,715)	(1,233)	-		-
Derivatives	118	-	118	1,215	-		538
Discounting expense	-	-	-	-	(60)		-
Total	(1,597)	39	(1,558)	1	(26)	(1,583)	553

(1) Include effects related to the investment in BT for (372) million euros in 2017 and (533) million of euros in 2016.
(2) Bonds designated as net investment hedge.

11.3     Net financial debt

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Financial instruments designated as cash flow hedges and net investment hedges included in net financial debt are set up to hedge, among other, items that are not (future cash flows, net investment in foreign currencies). Effects on the hedge of these items are carried in other comprehensive income. As a consequence, these components related to unmatured hedging instruments are added to gross financial debt to offset this temporary difference.

(in millions of euros)	Note	December 31, 2017	December 31, 2016	December 31, 2015
TDIRA	11.4	1,234	1,212	1,198
Bonds	11.5	25,703	27,370	26,826
Bank loans and from development organizations and multilateral lending institutions	11.6	2,961	2,710	2,690
Finance lease liabilities		571	622	592
Cash collateral received	12.5	21	541	1,447
NEU Commercial Papers (1)		1,358	542	725
Bank overdrafts		193	278	209
Other financial liabilities		434	250	377
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		32,475	33,525	34,064
Derivatives (liabilities) current and non-current	11.1	963	561	384
Derivatives (assets) current and non-current	11.1	(234)	(960)	(1,684)
Other comprehensive income components related to unmatured hedging instruments		(686)	(763)	(418)
Gross financial debt after derivatives (a)		32,518	32,363	32,346
Cash collateral paid (2)	11.7	(695)	(77)	(94)
Investments at fair value (3)	11.7	(2,647)	(1,576)	(1,231)
Cash equivalents	11.1	(3,166)	(3,942)	(2,281)
Cash	11.1	(2,167)(4)	(2,324)	(2,188)
Assets included in the calculation of net financial debt (b)		(8,675)	(7,919)	(5,794)
Net financial debt (a) + (b)		23,843	24,444	26,552
(1) Negotiable European Commercial Papers (formerly called "commercial papers").
(2) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.
(3) Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 11.7)

(4) As at December 31, 2017, the amount does not take into account the effect of the escrowed amount of approximatively 346 million euros in February 2018 related to the Digicel litigation (see Note 16.1).

Debt maturity schedules are presented in Note 12.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash-flow statement (see Note 1.6)

	December 31, 2016	Cash flows	Other changes with no impact on cash flows from financing activities			December 31, 2017
(in millions of euros)			Acquisition	Foreign exchange movement	Other
TDIRA	1,212	-	-	-	22	1,234
Bonds	27,370	(460)	-	(1,104)	(103) (1)	25,703
Bank loans and from development organizations and multilateral lending institutions	2,710	294	-	(54)	11	2,961
Finance lease liabilities	622	(96)	-	-	45	571
Cash collateral received	541	(520)	-	-	-	21
NEU Commercial Papers	542	818	-	(2)	-	1,358
Bank overdrafts	278	(66)	-	(19)	-	193
Other financial liabilities	250	196	-	(21)	9	434
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	33,525	166	-	(1,200)	(16)	32,475
Net derivatives	(399)	(66)	-	1,183	11	729
Cash collateral paid	(77)	(618)	-	-	-	(695)
Cash flows from financing activities		(518)
(1) Mainly accrued interests.

Net financial debt by currency

The net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operational items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	MAD	Other	Total
Gross financial debt after derivatives	20,445	7,201	2,766	43	266	616	1,181	32,518
Financial assets included in the calculation of net financial debt	(7,523)	(64)	(0)	(117)	(10)	(227)	(734)	(8,675)
Net debt by currency before effect of foreign exchange derivatives (1)	12,922	7,137	2,766	(74)	256	389	447	23,843
Effect of foreign exchange derivatives	9,416	(7,130)	(3,603)	1,624	-	-	(307)	-
Net financial debt by currency after effect of foreign exchange derivatives	22,338	7	(837)	1,550	256	389	140	23,843

(1) Including the market value of derivatives in local currency.

Analysis of external net financial debt by entity

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Orange SA	22,501	23,154	24,617
FT Immo H	482	536	496
Médi Telecom	390	423	436
Orange Espagne	113	169	511
Orange Egypt	107	309	862
Other	250	(147)	(370)
Net financial debt	23,843	24,444	26,552

Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalent in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Note 12.3 and 12.5):

•  held in order to face short-term cash commitments; and

•  short term and highly liquid assets at acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, bank loans and loans from multilateral lending institutions

Among financial liabilities, only the bond of 25 million euros maturing in 2020 and any commitments to redeem non-controlling interests are recognized at fair value in profit or loss.

Borrowings are recognized upon origination at the present value of the sums to be paid and subsequently measured at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, using the effective interest rate method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedging. This relates mostly to borrowings hedged against the exposure of their future cash flows to foreign exchange risk (cash flow hedge).

11.4     TDIRA

The perpetual bonds redeemable for shares (TDIRAs) with a par value of 14,100 euros are listed on Euronext Paris. Their issue was described in a securities note approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des marchés financiers (French Financial Markets Authority)) on February 24, 2003. Taking into account redemptions made since their issue, only 89,398 TDIRAs remain outstanding for a total par value of 1,261 million euros.

The TDIRAs are redeemable in new Orange SA shares, at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 582.5561 shares to one TDIRA (i.e., conversion price of 24.204 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

In the consolidated statement of financial position, the TDIRAs are subject to a split accounting between equity and liabilities with the following breakdown at December 31, 2017:

•  a liability component of 1,234 million euros;

•  an equity component, before deferred taxes, of 303 million euros.

The difference between the total nominal amount of the TDIRAs and the sum of the “liability” and “equity” components therefore equals the amortized cost adjustment on the liability component recognized since inception.

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Number	89,398	89,398	89,398
Equity component before deferred taxes	303	303	303
Original debt component (a)	958	958	958
TDIRA nominal amount	1,261	1,261	1,261
Amortized cost adjustment excluding accrued interests (b)	269	247	232
Accrued interests (c)	7	7	8
Total debt amount in statement of financial position (a) + (b) + (c)	1,234	1,212	1,198
Paid interest	27	30	35

Accounting policies

Some Group financial instruments include both a liability component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRA). On initial recognition, the liability component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the interest rate applied at the date of issue to comparable instruments providing substantially the same conditions, but without the option to convert or redeem in shares. This liability component is subsequently recognized at amortized cost.

The carrying amount of the equity component is determined at inception by deducting the fair value of the financial liability from the notional value of the instrument. This does not change throughout the life of the instrument.

11.5     Bonds

Unmatured bonds at December 31, 2017 were all issued by Orange SA, with the exception of two commitments denominated in Moroccan dirhams and held by Médi Telecom.

As at December 31, 2017 bonds issued by the Group were redeemable at maturity, and no specific guarantee had been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Bonds or new tranches issued during fiscal year 2017 are shown in bold.

				Oustanding amount (in millions of euros)

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	December 31, 2017	December 31, 2016	December 31, 2015
Bonds matured before December 31, 2017					2,315	4,296
MAD(1)	1,200	January 31, 2018	4.87	107	112	111
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP + 3.00(2)	465	465	465
EUR	850	September 3, 2018	1.875	843	843	850
EUR	50	September 26, 2018	3M Euribor + 0.57	50	50	50
MAD(1)	1,300	December 23, 2018	5.12	116	122	121
EUR	750	January 23, 2019	4.125	750	750	750
JPY	7,500	January 24, 2019	1.41625	56	61	57
USD	750	February 6, 2019	2.75	625	712	689
USD	1,250	July 8, 2019	5.375	1,042	1,186	1,148
EUR	750	October 2, 2019	1.875	750	750	750
USD	1,250	November 3, 2019	1.625	1,042	1,186	-

(1) Bonds issued by Médi Telecom.
(2) EUR HICP: Harmonized index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.
				Oustanding amount (in millions of euros)

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	December 31, 2017	December 31, 2016	December 31, 2015
EUR	25	February 10, 2020	4.2	25	25	25
EUR(3)	25	February 10, 2020	10Y CMS + 0.80	25	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.25	268	278	324
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
GBP(4)	517	June 27, 2021	0.375	583	-	-
USD	1,000	September 14, 2021	4.125	834	949	919
EUR	255	October 13, 2021	10Y CMS + 0.69	255	255	255
EUR	272	December 21, 2021	10Y TEC + 0.50	272	272	272
EUR	1,000	June 15, 2022	3.000	1,000	1,000	1,000
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.5	500	500	500
EUR	750	September 11, 2023	0.75	750	-	-
HKD	700	October 6, 2023	3.23	75	86	83
HKD	410	December 22, 2023	3.55	44	50	49
EUR	650	January 9, 2024	3.125	650	650	650
NOK	500	September 17, 2025	3.35	51	55	52
EUR	750	May 12, 2025	1.000	750	750	-
GBP	350	December 5, 2025	5.25	296	306	358
EUR	75	November 30, 2026	4.125	75	75	75
EUR	750	February 3, 2027	0.875	750	750	-
EUR	500	September 9, 2027	1.5	500	-	-
EUR	50	April 11, 2028	3.22	50	50	50
GBP	500	November 20, 2028	8.125	564	584	681
EUR	150	April 11, 2029	3.3	150	150	150
EUR	105	September 17, 2030	2.6	105	105	105
EUR	100	November 6, 2030	1.418(5)	100	100	100
USD	2,500	March 1, 2031	9.000(6)	2,052	2,335	2,261
EUR	50	December 5, 2031	4.300 (zero coupon)	64	61	59
EUR	50	December 8, 2031	4.350 (zero coupon)	65	62	59
EUR	50	January 5, 2032	4.450 (zero coupon)	62	59	57
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.75	55	55	55
GBP	500	January 23, 2034	5.625	564	584	681
EUR	50	April 16, 2038	3.5	50	50	50
USD	900	January 13, 2042	5.375	750	855	827
USD	850	February 6, 2044	5.5	709	807	781
GBP	500	November 22, 2050	5.375	564	585	681
Outstanding amount of bonds				25,253	26,820	26,271
Accrued interest				550	640	650
Amortized cost				(100)	(90)	(95)
Total				25,703	27,370	26,826
(3) Bond measured at fair value through profit or loss.
(4) Exchangeable bonds in BT shares (see below).

(5) Bond bearing interests at a fixe rate of 2% until 2017 and then at CMS 10 years x 166% (1.418% until November 2018). The variable rate is floored at 0% and capped at 4% until 2023 and at 5% beyond.

(6) Bond with a step-up clause (clause that triggers a change in interest payments of Orange's credit rating from the rating agencies changes). See Note 12.3.

On June 27, 2017 the Group issued bonds exchangeable into BT shares for a notional amount of 517 million pounds sterling (585 million euros at the ECB daily reference rate), bearing a coupon of 0.375% and having an underlying 133 million of BT shares based of a reference price of 2.88 pounds sterling by per share. The Bonds will mature in June 2021 and have been redeemable on demand by investors since August 7, 2017 in cash, in BT shares or in a combination of the two, at the choice of Orange. The amount redeemed will correspond to the notional value plus any improvement in BT stock beyond 3.89 pounds sterling per share (135% of the reference price).

11.6     Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Orange Egypt	183	302(1)	744
Médi Telecom	385	177	206
Sonatel	289	176	1
Orange Côte d'Ivoire	275	118	-
Orange Cameroun	101	112	183
Other	240	162	152
Bank loans	1,473	1,047	1,286
Orange SA	1,388	1,530(2)	799
Orange Espagne	100	133	467
Other	-	-	138
Loans from development organizations and multilateral lending institutions(3)	1,488	1,663	1,404
Total	2,961	2,710	2,690

(1) The change in 2016 of Orange Egypt bank loans is mainly due to the devaluation of the Egyptian pound, currency in which the loans are denominated.
(2) Orange SA negotiated in August 2016 a loan with the European Investment bank for a notional of 750 million euros maturing in 2023.
(3) Primarily the European Investment Bank.

11.7     Financial assets (excluding Orange Bank)

	December 31, 2017			December 31, 2016	December 31, 2015
(in millions of euros)	Non-current	Current	Total	Total	Total

Assets available for sale
Equity securities	1,067	-	1,067	1,878	144
Financial assets at fair value
Investments at fair value	-	2,647	2,647	1,576	1,231
o/w negotiable debt securities	-	2,498	2,498	1,576	1,127
o/w others	-	149 (1)	149	-	104 (2)
Equity securities measured at fair value	146	-	146	80	77
Cash collateral paid	695	-	695	77	94
Other financial assets
Receivables related to investments	42 (3)	4	46	47	29
Other	324	35	359	344	543
Total	2,274	2,686	4,960	4,002	2,118
(1) OAT bonds (repurchase agreement with Orange Bank).
(2) Short-term bonds.
(3) Including loan from Orange SA to Orange Bank (27 million of euros).

Assets available for sale

(in millions of euros)	2017	2016	2015
Assets available for sale in the opening balance	1,878	144	91
BT shares received as remuneration for the disposal of EE	-	2,462	-
Sale of one third of BT shares	(570)	-	-
Impairment of BT shares maintained excluding effect of FX risk hedge (1)	(325)	(753)	-
Changes in fair value	20	1	15
Other movements	64	24	38
Assets available for sale in the closing balance	1,067	1,878	144

(1) At December 31, 2017, the Group maintained 266 million of BT shares, whose fair value amounts to 814 million euros against 1,139 million euros at December 31, 2016. The fair value of the total of BT shares held amounted to 1,709 million euros at December 31, 2016.

BT shares

On January 29, 2016, following the disposal of EE, Orange received 4% of the equity in BT Group Plc (BT), or about 399 million shares for the equivalent of 2,462 million euros (converted at the ECB fixing of pound sterling against euro on January 28, therefore 0.76228).

The BT shares are classified as assets available for sale. In the event of impairment, any subsequent change (calculated on the share price on the last trading day) and converted into euros at the ECB fixing rate as of the end of the period) reflecting an unrealized impairment loss as compared to the impairment date, is recognized in profit and loss.

At December 31, 2016, the Group's investment in BT was impaired in the amount of (602) million euros, net of a foreign exchange hedge of 151 million euros.

On June 19, 2017, Orange sold a third of its investment or 133 million shares for a net amount of 433 million euros (converted at the ECB reference rate of June 22, 2017, the settlement/delivery date, of 0,88168). At December 31, 2016, the fair value of these shares amounted to 570 million euros. The related effect of these shares on profit and loss was (126) million euros, including 11 million euros from the foreign exchange hedge.

At December 31, 2017, Orange maintained 2.67% of the share capital of BT, whose fair value amounts to 814 million euros (last quoted price on December 29, 2017 or 2.717 pounds per share converted at the ECB daily reference rate of 0.88723), as compared to 1,139 million euros at the end of 2016. The Group's investment in BT was impaired by (293) million euros, net of a foreign exchange hedge of 32 million euros.

The effect of the investment in BT on consolidated net finance costs is given below:

(in millions of euros)	2017	2016
Impairment on BT shares before hedging of FX risk	(325)	(753)
Foreign exchange hedging effect	32	151
Sale of one third of BT shares effect	(126)	-
Dividends received	47	69
Effect in the consolidated financial net income of the investment in BT	(372)	(533)

Other comprehensive income relating to other assets available for sale of telecom activities

(in millions of euros)	2017	2016	2015
Profit (loss) recognized in other comprehensive income during the period	20	(601)	15
Reclassification in net income during the period (1)	-	602	-
Other comprehensive income relating to telecom activities	20	1	15

(1) In 2016, related to impairment on BT shares after foreign exchange hedging effect.

Accounting policies

Assets available for sale

The Group’s assets available for sale mainly consist of investment securities, which are not consolidated and not accounted for using the equity method, and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as “Gains (losses) on assets available for sale” within other comprehensive income.

When there is an objective evidence of impairment on available-for-sale assets or a decrease in fair value by at least one-third or over 2 consecutive semesters, the cumulative impairment loss included in other comprehensive income is definitely reclassified from equity to profit or loss within net financial expenses.

Financial assets at fair value through profit or loss

The Group can designate at fair value at inception financial investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy (see Note 12.3). They are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net financial expenses.

Other financial assets

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount.

11.8     Derivatives instruments (excluding Orange Bank)

11.8.1      Market value of derivatives

	December 31, 2017	December 31, 2016	December 31, 2015
(in millions of euros)	Net	Net	Net
Cash flow hedge derivatives	(447)	553	1,111
Fair value hedge derivatives	(0)	(26)	91
Net investment hedge derivatives	-	-	-
Hedging derivatives	(447)	527	1,202
Derivatives held for trading (1)	(282)	(128)	98
Net derivatives(2)	(729)	399	1,300

(1) Mainly due to the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value - see Note 13.4) for (203) million euros in 2017, (152) million euros in 2016 and 82 million euros in 2015.

(2) O/w foreign exchange effects of the cross currency swaps (classified as hedging or held for trading) hedging foreign exchange risk on gross debt notional for 125 million euros in December 31, 2017, 1,254 million euros in 2016 and 1,527 million euros in 2015. The foreign exchange effects of the cross currency swaps is the difference between the notional converted at the closing rate and its notional converted at the opening rate (or at the trading day spot rate in case of new instrument).

These derivatives are negotiated under cash-collateral agreements, which effects are described in Note 12.5.

Accounting policies

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IAS 39 (hedging instruments versus trading instruments).

Derivatives are classified as a separate line item in the statement of financial position.

Trading derivatives are non-qualified economic hedges. Changes in the value of these instruments are recognized directly in profit and loss.

Hedge accounting is applicable when:

•  at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•  the effectiveness of the hedge is demonstrated at inception and it is expected to continue in subsequent periods: i.e. at inception and throughout its duration, the company expects changes in the fair value of the hedged element to be almost fully offset by changes in the fair value of the hedged instrument, and if actual results are within a range of 80-125%.

There are three types of hedge accounting:

•  the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss.

The hedged portion of these items is re-measured at fair value in the statement of financial position. Change in this fair value is booked in the income statement and offset by symmetrical changes in the fair value hedging of financial hedging instruments up to the limit of the hedge effectiveness.

•  the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and which could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item (financial asset or liability) affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost.

•  the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

For transactions qualified as fair value hedges and economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item results from operational transactions and in net finance costs when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group voluntarily revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

•  fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date;

•  cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

11.8.2      Cash flow hedges

The Group’s cash flow hedges aim mainly at neutralizing foreign exchange risk on future cash flows (notional, coupons) or switch floating-rate debt to fixed-rate debt. The principal hedges unexpired at December 31, 2017 are shown in the table below. This refers to transactions Orange SA negotiated to hedge its loans.

	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
Hedging instruments	2018	2019	2020	2021	2021 and beyond
Cross currency swaps (1)
Hedged currency
GBP	-	-	238	517	1,137 (3)
HKD	-	-	-	-	1,110 (4)
JPY	-	7,500	-	-	-
NOK	-	-	-	-	500 (5)
USD	-	3,250	70	1,000	4,200 (6)
Interest rate swaps (2)
EUR	50	-	-	255	100 (7)

(1) Hedging of interest rate risk and foreign exchange risk on Orange SA bonds.
(2) Hedging of interest rate risk on Orange SA bonds.
(3) 262 MGBP with a maturity 2025, 500 MGBP with a maturity 2028, 250 MGBP with a maturity 2034 and 125 MGBP with a maturity 2050.
(4) 1,110 MHKD with a maturity 2023.
(5) 500 MNOK with a maturity 2025.
(6) 2,450 MUSD with a maturity 2031, 900 MUSD with a maturity 2042 and 850 MUSD with a maturity 2044.
(7) 100 MEUR with a maturity 2030.

For each hedging relationship, the hedging item affects the income statement along with the hedged item:

•  each year on interest payment dates;

•  each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the notional amount up to the maturity date of the hedged item.

In order to hedge the exposure of some of their operating cash flows in foreign currencies, some Group entities of the Group’s entities have set up risk hedging policies. The main hedging strategies are detailed hereafter:

•  Orange Polska, whose functional currency is the zloty, has put in place forward sales with a maturity in 2018 and a notional of 105 million euros, mainly to hedge foreign exchange risks on handset purchases;

•  Orange SA put in place forward sales with a maturity in 2018 and a notional of 118 million US dollars mainly to hedge foreign exchange risk on equipment purchases.

For these hedging relationships, the hedging item affects:

•  the operating income statement each year until the hedging relationship matures along with the remeasurement for foreign exchange risks on the hedged item;

•  the initial carrying amount of the hedged item.

The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2017	2016	2015
Gain (loss) recognized in other comprehensive income during the period (1)	51	(288)	649
Reclassification in financial result for the period	(10)	(79)	(112)
Reclassification in operating income for the period	(3)	(1)	1
Reclassification in initial carrying amount of hedged item	11	4	0
Other comprehensive income	49	(364)	538

(1) Mainly includes hedge of future interests on debts denominated in foreign currencies via cross currency swaps.

The ineffective portion of cash flow hedges recognized in net income is not significant during the periods presented.

11.8.3      Fair value hedges

On January 29, 2016, in the context of EE disposal, the Group received 4% of the capitalization of BT. In June 2017, Orange sold a third of its investment and therefore at December 31, 2017 retained only 2.67% of the equity in (see Note 11.7). These shares denominated in pounds sterling were hedged against foreign exchange risk by currency swaps for a notional of 608 million pounds sterling. These instruments were designated as fair value hedges.

Fair value hedges affected net finance expenses as follows:

(in millions of euros)	2017	2016	2015
Effective portion of hedging derivatives	43	314	(63)
Gain (loss) recognized on hedged items	(43)	(314)	63
Costs of hedge (swap points)	(6)	(12)	(18)
Total effect on financial expenses	(6)	(12)	(18)

11.8.4      Hedging instruments reserves

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Other comprehensive income related to unmatured hedging instruments	(686)(1)	(763)	(420)
O/w Orange SA	(666)	(738)	(377)
O/w other entities	(20)	(25)	(43)
Reserve to be amortized for discontinued hedges	486	514	470
Other comprehensive income related to hedging instruments	(200)	(249)	50
(1) See Note 11.3.

NOTE 12     Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as adjusted EBITDA (see Note 1.7) and net financial debt (see Note 11.3).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The Committee is chaired by the Group’s Executive Committee Member in charge of Finance and Strategy and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions realized, financial results).

12.1     Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, was estimated at 83% at December 31, 2017, 84% in 2016 and 91% in 2015.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a 143 million euro decrease in the annual gross financial debt and a 1% fall in interest rates would result in a 161 million euro increase.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 1,016 million euros. A 1% fall in euro interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 1,190 million euros.

12.2     Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows: purchases of equipment or network capacity, purchases of terminals and equipment sold or leased to customers, purchases from or sales to international operators.

Whenever possible, the entities of the Orange group have put in place policies to hedge this exposure (see Note 11.8.2).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

•  dividends paid to the parent company: usually, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

•  financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

•  Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro markets (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

Lastly, the Group economically hedges foreign exchange risk on its subordinated notes denominated in pounds sterling that are recorded in equity at their historical value (see Note 13.4), with cross currency swaps, for a notional amount of 1,250 million pounds sterling.

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA, excluding the hedging effects of the subordinated notes described above. Orange SA is the entity bearing the major foreign exchange risk, including internal operations which generate a net foreign exchange gain or loss in the consolidated accounts. It also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed.

	Exposure in currency units (1)					Sensitivity analysis
(in millions of currency units)	USD	GBP	PLN	CHF	Total translated	10% gain in euro	10% loss in euro
Orange SA	14	(2)	6	(1)	13	(1)	1
Total (euros)	12	(2)	1	(1)	11
(1) Excluding FX hedge of subordinated notes denominated in pounds sterling.

Foreign exchange risk to assets

Due to its international presence, the Orange group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets and equity interests denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

	Contribution to consolidated net assets								Sensitivity analysis
(in millions of euros)	EUR	USD	GBP	PLN	EGP	MAD	Other curren- cies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt (a) (1)	47,509	167	(20)(3)	3,661	852	915	3,701	56,785	(843)	1,031
Net debt by currency including derivatives (b) (2)	(22,338)	(7)	837(4)	(1,550)	(256)	(389)	(140)	(23,843)	137	(167)
Net assets by currency (a) + (b)	25,171	160	817	2,111(5)	596	526	3,561	32,942	(706)	863

(1) Net assets excluding net debt by currency do not include components of net financial debt.
(2) The net financial debt as defined by Orange group does not include Orange Bank activities for which this concept is not relevant (see Note 11.3).
(3) Of which BT shares for 814 million euros.
(4) Of which economic hedge of subordinated note denominated in pounds sterling for 1,250 million pounds sterling (equivalent 1,409 million euros).
(5) Share of net assets attributable to owners of the parent company in zlotys amounts to 1,070 million euros.

Due to its international presence, the Orange group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

	Contribution to consolidated financial income statement								Sensitivity analysis
(in millions of euros)	EUR	USD	GBP	PLN	EGP	MAD	Other curren- cies	Total	10% gain in euro	10% loss in euro
Revenues	31,744	1,187	165	2,642	632	508	4,219	41,096	(850)	1,039
Reported EBITDA	9,828	(56)	(11)	666	182	159	1,234	12,002	(198)	242
Operating income	4,732	(222)	(8)	59	60	27	269	4,917	(17)	21

12.3     Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

•  regular issues in the bond markets;

•  occasional financing through loans from multilateral or development lending institutions;

•  issues in the short-term securities markets under the NEU Commercial Paper program;

•  on December 21, 2016, Orange entered into a 6 billion euro syndicated loan with 24 international banks in order to refinance the previous syndicated loan maturing in January 2018. The new loan, with an initial maturity in December 2021, includes two one-year extension options, exercisable by Orange and subject to the banks’ approval. In November 2017, Orange exercised the first option allowing it, after agreement of the lenders, to extend the initial maturity until December 2022.

Liquidity of investments

Orange invests its cash surplus in near-cash or in short-term fair value investments (negotiable debt securities, mutual funds or UCITS and term deposits). These investments give priority to minimizing the risk of loss on capital over performance.

Cash and cash equivalents were held mainly in France and other countries of the European Union that are not subject to restrictions on convertibility or exchange control.

Smoothing debt maturities

The policy followed by Orange is to apportion the maturities of debt evenly over the years to come.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

•  amounts in foreign currencies are translated into euro at the year-end closing rate;

•  future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

•  TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, interest payable on the bonds is due over an undetermined period of time (see Note 11.4) therefore, only interest payable for the first period is included, since including interest payments for the other periods would not provide relevant information;

•  the maturity dates of revolving credit facilities are the contractual maturity dates;

•  the “Other items” (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

(in millions of euros)	Note	December 31, 2017	2018	2019	2020	2021	2022	2023 and beyond	Other items (4)
TDIRA	11.4	1,234	7	-	-	-	-	-	1,227
Bonds	11.5	25,703	3,681	4,266	1,321	3,194	1,499	11,842	(100)
Bank loans and from development organizations and multilateral lending institutions	11.6	2,961	529	407	661	349	122	907	(14)
Finance lease liabilities	11.3	571	117	137	84	68	54	111	-
Cash collateral received	11.3	21	21	-	-	-	-	-	-
NEU commercial papers(1)	11.3	1,358	1,358	-	-	-	-	-	-
Bank overdrafts	11.3	193	193	-	-	-	-	-	-
Other financial liabilities	11.3	434	247	34	26	17	15	95	-
Derivatives (liabilities)	11.3	963	8	211	9	22	146	39	-
Derivatives (assets)	11.3	(234)	(2)	(73)	(2)	(139)	-	(83)	-
Other Comprehensive Income related to unmatured hedging instruments	11.3	(685)	-	-	-	-	-	-	-
Gross financial debt after derivatives		32,518	6,159	4,982	2,099	3,511	1,836	12,911	1,113
Trade payables		10,095	9,482	152	70	54	54	281	-
Total financial liabilities (including derivatives assets)		42,613	15,641(3)	5,134	2,169	3,565	1,890	13,192	1,113
Future interests on financial liabilities(2)			2,115	1,081	921	777	621	6,298	-

(1) Negotiable European Commercial Papers (formerly called "commercial papers").
(2) Mainly future interests on bonds for 10,721 million euros, on derivatives instruments for (1,053) million euros and on bank loans for 435 million euros.
(3) Amounts presented for 2018 correspond to notionals and accrued interests for 574 million euros.
(4) Undated items: TDIRA notional. Non-cash items: amortized cost on TDIRA, bonds and bank loans, and discounting effect on long term trade payables.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other groups.

At December 31, 2017, the liquidity position of Orange’s telecom activities exceeded the repayment obligations of its gross financial debt in 2018.

(in millions of euros)	Note	December 31, 2017
Cash	11.3	2,167(1)
Cash equivalents	11.3	3,166
Investments at fair value	11.7	2,647
Available undrawn amount of credit facilities		6,085
Liquidity position		14,065

(1) As at December 31, 2017, the amount does not take into account the effect of the escrowed amount of approximatively 346 million of euros in February 2018 related to the Digicel litigation (see Note 16.1).

At December 31, 2017, Orange telecom activities had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at floating rates.

(in millions of euros)	December 31, 2017
Orange SA	6,000
Orange Espagne	60
Orange Egypt	23
Other	2
Available undrawn amount of credit facilities	6,085

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 12.4.

Orange’s credit ratings

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors:

•  one Orange SA bond (see Note 11.5) with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.1 billion euros at December 31, 2016) is subject to a step-up clause in the event that Orange’s rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed at a rate of 8.75% and since then, the bond bears interest at the rate of 9%;

•  the margin of the syndicated credit line of 6 billion euros signed on December 21, 2016 might be modified in light of changes to Orange’s credit rating, upwards or downwards. As at December 31, 2017, the credit facility was not drawn.

Regarding the changes in Orange’s credit ratings in 2017, Japan Credit Rating revised the outlook on Orange’s long-term debt from Stable to Positive and maintained its long-term debt rating at A- on June 16, 2017.

Orange’s credit rating at December 31, 2017 was as follows:

	Standard & Poor’s	Moody's	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Stable	Stable	Stable	Positive
Short-term debt	A2	P2	F2	Not applicable

12.4     Financial ratios

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA are committed to complying with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

The main obligations are as follows:

•  Orange Egypt: in respect of its 2011, 2012 and 2014 bank financing contracts, of which the total nominal amount as at December 31, 2017 is 3,839 million Egyptian pounds (180 million euros), Orange Egypt must comply with a “net senior debt to EBITDA” ratio;

•  Médi Telecom: in respect of its 2012, 2014 and 2015 bank financing contracts, of which the total nominal amount as at December 31, 2017 is 4,320 million Moroccan Dirham (385 million euros), Médi Telecom must comply with the covenants relating to its “net financial debt” and “net equity”;

•  Orange Côte d’Ivoire: in respect of its bank financing contracts signed in 2016 and 2017, of which the total notional amount at December 31, 2017 was 113 billion CFA francs and 101 million euros (for a total of 273 million euros), Orange Côte d’Ivoire must comply with a "net senior debt to EBITDA" ratio;

These ratios were complied with at December 31, 2017.

Clauses related to instances of default or material adverse changes

Most of Orange’s financing agreements, including in particular the 6 billion euros syndicated credit facility set up on December 21, 2016, as well as bond issues, are not subject to early redemption obligations in the event of a material adverse change, or cross default provisions. Most of these contracts include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger an accelerated repayment under such contracts.

12.5     Credit risk and counterparty risk management

Financial instruments that could potentially expose Orange to concentration of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange considers that it has limited concentration in credit risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value. An analysis of net trade receivables past due is provided in Note 4.3. For loans and other receivables, amounts past due but not provisioned are not material.

Orange is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements:

•  for each counterparty selected, limits are based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the nominal amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved. Consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events;

•  counterparties’ ratings are monitored;

•  lastly, for derivatives, master agreements relating to financial instruments (French Banking Federation or International Swaps and Derivatives Association) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a monthly, weekly or daily basis. These payment amounts correspond to the change in market value of all derivative instruments (or, for a few counterparties, derivatives with a maturity greater than three months). Therefore, regarding Orange SA, the non-performance risk exposure corresponds to a succession of exposures over a maximum of a one-month period until the derivatives term. This concerns the risk of an increase in the value of the portfolio, which can be modeled by a range of options such as the purchase of a one-month cap, in accordance with the portfolio characteristics (net nominal by counterparty, volatility, sensitivity). The non-performance risk is therefore this exposure multiplied by the probability of default until the derivative maturity and by the loss given default (by convention, 0.6 is the market position).

In addition, investments are negotiated with high-grade banks. Exceptionally, subsidiaries occasionally deal with counterparties with the highest ratings available locally.

Effect of mechanisms to offset exposure to credit risk and counterparty risk of the derivatives

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Fair value of derivatives assets	234	960	1,684
Fair value of derivatives liabilities	(963)	(561)	(384)
Netting via Master Agreements (a)	(729)	399	1,300
Amount of cash collateral paid	695	77	94
Amount of cash collateral received	(21)	(541)	(1,447)
Netting via Cash collateral (b)	674	(464)	(1,353)
Residual exposure to counterparty risk (a) + (b)	(55)	(65)	(53)

Changes in net cash collateral between 2016 and 2017 stem mainly from the weakening of the american dollar and the pound sterling against the euro.

The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

Sensitivity analysis of cash collateral deposits to changes in market interest rates and exchange rates

A change in market rates (mainly euro) of +/-1% would affect the fair value of interest rate hedging derivatives as follows:

(in millions of euros)
Rate decrease of 1%		Rate increase of 1%
Change of fair value of derivatives	(1 407)	1 215

Rate decrease of 1%		Rate increase of 1%
Amount of cash collateral received (paid)	1,407	(1 215)

A change in the euro exchange rate of 10% against currencies of hedged financing (mainly the pound sterling and the US dollar) would impact the fair value of foreign exchange derivatives as follows:

(in millions of euros)
Change of fair value of derivatives	10% loss in euro	10% gain in euro
	1 778	(1 455)

	10% loss in euro	10% gain in euro
Amount of cash collateral received (paid)	(1 778)	1 455

12.6     Equity market risk

Orange SA had no options to purchase its own shares, no forward purchase of shares and at December 31, 2017 held 497,625 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The mutual funds (UCITS) in which Orange invests for cash management purposes contain no equities.

Orange is also exposed to equity risk through certain retirement plan assets (see Note 6.2).

As at December 31, 2017, the Group’s only other material exposure to market risk on stock in publicly traded companies involved its ownership of 2.67% of the equity in BT (see Note 11.7).

12.7     Capital management

Orange SA is not subject to regulatory requirements related to equity (other than the usual standards applicable to any commercial company).

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of a balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 11.3), this policy translates into liquidity management as described in Note 12.3 and a specific attention to credit ratings assigned by rating agencies.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing a benefit from the presence of local shareholders.

12.8     Fair value of financial assets and liabilities (excluding Orange Bank)

			December 31, 2017
(in millions of euros)	Note	Classification under IAS 39 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		L&R	5,184	5,184	-	5,184	-
Financial assets	11.7		4,960	4,960	1,014	3,744	202
Assets available for sale		AFS	1,067	1,067	865	-	202
Equity securities measured at fair value		FVR	146	146	-	146	-
Cash collateral paid		L&R	695	695	-	695	-
Investments at fair value		FVR	2,647	2,647	149	2,498	-
Other		L&R	405	405	-	405	-
Cash and cash equivalents	11.3		5,333	5,333	5,333	-	-
Cash equivalents		FVR	3,166	3,166	3,166	-	-
Cash		L&R	2,167	2,167	2,167	-	-
Trade payables		LAC	10,095	10,132	-	10,132	-
Financial liabilities	11.3		32,475	37,327	28,332	8,859	136
Financial debt		LAC	32,311	37,163	28,332	8,831	-
Bonds at fair value through profit or loss		FVR	28	28	-	28	-
Other		FVR	136	136	-	-	136
Derivatives, net amount (2)	11.8		729	729	-	729	-

(1) "AFS " stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".
(2) IAS 39 classification for derivatives instruments depends on their hedging qualification.

The market value of the net financial debt carried by Orange was estimated at 28.7 billion euros as at December 31, 2017, for a carrying amount of 23.8 billion euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Assets at fair value through profit or loss, excluding derivatives	Financial liabilities at fair value through profit or loss, excluding derivatives	Net derivatives
Level 3 fair values at December 31, 2016	105	-	126	-
Gains (losses) taken to profit or loss	(2)	-	10	-
Gains (losses) taken to other comprehensive income	8	-	-	-
Acquisition (sale) of securities	51	-	-	-
Other	40	-	-	-
Level 3 fair values at December 31, 2017	202	-	136	-

			December 31, 2016
(in millions of euros)	Note	Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		L&R	4,964	4,964	-	4,964	-
Financial assets	11.7		4,002	4,002	1,748	2,149	105
Assets available for sale		AFS	1,878	1,878	1,748	25	105
Equity securities measured at fair value		FVR	80	80	-	80	-
Cash collateral paid		L&R	77	77	-	77	-
Investments at fair value		FVR	1,576	1,576	-	1,576	-
Other		L&R	391	391	-	391	-
Cash and cash equivalents	11.3		6,266	6,266	6,266	-	-
Cash equivalents		FVR	3,942	3,942	3,942	-	-
Cash		L&R	2,324	2,324	2,324	-	-
Trade payables		LAC	9,865	9,889	-	9,889	-
Financial liabilities	11.3		33,525	38,501	30,283	8,092	126
Financial debt		LAC	33,370	38,346	30,283	8,063	-
Bonds at fair value through profit or loss		FVR	29	29	-	29	-
Others		FVR	126	126	-	-	126
Derivatives, net amount	11.8		(399)	(399)	-	(399)	-

The market value of the net financial debt carried by Orange was estimated at 29.4 billion euros as at December 31, 2016, for a carrying amount of 24.4 billion euros.

			December 31, 2015
(in millions of euros)	Note	Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		L&R	4,876	4,876	-	4,876	-
Financial assets	11.7		2,118	2,118	149	1,896	73
Assets available for sale		AFS	144	144	45	26	73
Equity securities measured at fair value		FVR	77	77	-	77	-
Cash collateral paid		L&R	94	94	-	94	-
Investments at fair value		FVR	1,231	1,231	104	1,127	-
Other		L&R	572	572	-	572	-
Cash and cash equivalents	11.3		4,469	4,469	4,469	-	-
Cash equivalents		FVR	2,281	2,281	2,281	-	-
Cash		L&R	2,188	2,188	2,188	-	-
Trade payables		LAC	9,959	10,002	-	10,002	-
Financial liabilities	11.3		34,064	37,735	28,973	8,741	21
Financial debt			34,014	37,685	28,973	8,712	-
Bonds at fair value through profit or loss		FVR	29	29	-	29	-
Others		FVR	21	21	-	-	21
Derivatives, net amount	11.8		(1,300)	(1,300)	-	(1,300)	-

The market value of the net financial debt carried by Orange was estimated at 30.2 billion euros as at December 31, 2015, for a carrying amount of 26.6 billion euros.

Accounting policies

The financial assets and liabilities measured at fair value in the statement of financial position have been classified based on the three hierarchy levels:

•  level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•  level 2: inputs that are observable for the asset or liability, either directly or indirectly;

•  level 3: unobservable inputs for the asset or liability.

The fair value of assets available for sale (AFS) is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

Concerning loans and receivables (L&R), the Group considers that the carrying amount of cash, trade receivables and various deposits provide a reasonable approximation of fair value, due to the high liquidity of these elements.

Among financial assets at fair value through profit or loss (FVR), with respect to very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and any related accrued interest represent a reasonable approximation of fair value. The fair value of mutual funds (UCITS) is the latest net asset value.

For financial liabilities at amortized cost (LAC), the fair value of financial liabilities is determined using:

•  the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

•  the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these elements.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss (FVR) mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivatives, mostly traded over-the-counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtedness and liquidity risk described in Note 12, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

NOTE 13     Shareholders' equity

At December 31, 2017, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2017, the French State owned 22.95% of Orange SA’s share capital and 29.18% of voting rights either directly or indirectly in concert with Bpifrance Participations. At that same date, under their Group savings plan or in registered form, the Group’s employees owned 5.39% of the share capital and 8.80% of voting rights.

13.1     Changes in share capital

No new shares were issued during the 2017 year.

13.2     Treasury shares

As authorized by the Shareholders’ Meeting of June 1, 2017, the Board of Directors instituted a new share Buyback program (the 2017 Buyback Program) and canceled the 2016 Buyback Program, with immediate effect. The 2017 Buyback Program is described in the Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on April 6, 2017.

The only shares bought back by Orange during the year were part of the liquidity contract.

At December 31, 2017, the Company held 497,625 treasury shares (including 476,000 shares in connection with the liquidity contract), compared with 22,423 at December 31, 2016 (including no shares in connection with the liquidity contract) and 27,663 at December 31, 2015 (including no shares in connection with the liquidity contract).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

13.3     Dividends

Full Year	Approved by	Description	Dividend per share (in euro)	Payout date	How paid	Total (in millions of euros)
2017	Board of Directors Meeting on July 26, 2017	2017 interim dividend	0.25	December 7, 2017	Cash	665
	Shareholders' Meeting on June 1, 2017	Balance for 2016	0.40	June 14, 2017	Cash	1,064
Total dividends paid in 2017						1,729
2016	Board of Directors Meeting on July 25, 2016	2016 interim dividend	0.20	December 7, 2016	Cash	532
	Shareholders' Meeting on June 7, 2016	Balance for 2015	0.40	June 23, 2016	Cash	1,064
Total dividends paid in 2016						1,596
2015	Board of Directors Meeting on July 27, 2015	2015 interim dividend	0.20	December 9, 2015	Cash	530
	Shareholders' Meeting on May 27, 2015	Balance for 2014	0.40	June 10, 2015	Cash	1,059
Total dividends paid in 2015						1,589
2014	Board of Directors Meeting on July 28, 2014	2014 interim dividend	0.20	December 9, 2014	Cash	529
	Shareholders' Meeting on May 27, 2014	Balance for 2013	0.50	June 5, 2014	Cash	1,317
Total dividends paid in 2014						1,846

The amount available to provide a return to shareholders in the form of dividends, is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the parent company.

13.4     Subordinated notes

On February 7, 2014, as part of its EMTN program, Orange SA issued the equivalent of 2.8 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25%, 1 billion euros with a fixed-rate coupon of 5.25% and 650 million pounds with a fixed-rate coupon of 5.875%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche; of 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche and of 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

On October 1, 2014, under its EMTN program, Orange SA issued the equivalent of 3 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4%, 1.25 billion euros with a fixed-rate coupon of 5% and 600 million pounds with a fixed-rate coupon of 5.75%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Both issues were the subject of a prospectus certified by the AMF under visas no. 14-036 and 14-525.

Orange has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche; of 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche and of 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

These notes, listed on Euronext Paris, are lowest ranking subordinated notes (senior compared to ordinary shares): the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Under the Group understanding, some rating agencies assign an “equity” component from 0 to 50% to these instruments.

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at the ECB fix rate on the issue date (0.8314 for the issue of February 7, 2014 and 0.7782 for the issue of October 1, 2014) and will not be re-measured through the life of the note. Coupons impact equity five working days before the annual date of payment (February 7 for the three tranches of the first issue, October 1 for the two euro tranches of the second issue and April 1 for the pound sterling tranche of the second issue), unless Orange exercises its right to defer their payment.

Since their issuance (including early February 2018), Orange has not exercised its right to defer the coupons related to the subordinated notes.

The note holders received the payments shown in the following table:

	Paid coupons (in millions of currency)	Paid coupons (in millions of euros)
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	45
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	35	40
Total coupons paid to the holders in 2017		282
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	50
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	35	44
Total coupons paid to the holders in 2016		291
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	53	53
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	51
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	17	23
Total coupons paid to the holders in 2015		272

(1) Coupons payment date as of April 1.

Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon’s settlement could be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never re-measured. Where appropriate, a translation adjustment impact will be booked in equity at the exercise date of any purchase option.

The holders’ payment is directly booked in equity at the date of the decision to pay the coupons.

The tax effect relating to the payment is accounted for as net income and the one relating to the remeasurement of the foreign exchange portion is accounted for as equity.

Equity component of perpetual bonds redeemable for shares (TDIRA) (see Note 11.4)

The equity component is determined as the difference between the fair value of the instrument taken as a whole and the fair value of the debt component. Thus, the equity component determined and recognized at inception is not subsequently re-measured and remains in equity, even when the instrument is extinguished.

The tax effect of the conversion of subordinated notes whose face value is denominated in pounds sterling was (23) million euros for the period. This effect is shown at “Other movements” in the consolidated statements changes in shareholders’ equity.

13.5     Translation adjustment

(in millions of euros)	2017	2016	2015
Gain (loss) recognized in other comprehensive income during the period	(188)	(214)	77
Reclassification to net income for the period	8	(13)	(0)
Total translation adjustment for continuing operations	(180)	(227)	77
Reclassification to the net income for the period (1)	-	(836)	-
Total translation adjustment for discontinued operations	-	(836)	-
(1) Related to EE.
(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Polish zloty	846	737	827
Egyptian pound	(545)	(509)	(334)
Slovak koruna	220	220	220
Pound sterling	15	9	850
Moldovan leu	(70)	(75)	(79)
Sierra leonean leone	(78)	(39)	-
Other	(130)	95	17
Total translation adjustment	258	438	1,501
o/w share attributable to the owners of the parent company	28	163	1,212
o/w share attributable to non-controlling interests	230	275	289

The translation adjustment of EE is presented in the line pound sterling for 836 million euros at the end of 2015. This translation adjustment was reclassified in net income upon the actual disposal of EE in 2016.

Accounting policies

The functional currency of foreign operations located outside the euro area is usually the local currency, unless the major cash flows are made with reference to another currency (such as the Orange entities in Romania - euros and in the Democratic Republic of the Congo - US dollars).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyper-inflationary economy are translated into euros (the Group’s presentation currency) as follows:

•  assets and liabilities are translated at the year-end rate;

•  items in the income statement are translated at the average rate for the year;

•  the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

The translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or abandon of all, or part of, that activity. The reduction in the carrying amount of a foreign operation, either because of its own losses or because of the recognition of an impairment loss, does not lead to a reclassification to profit or loss of the accumulated translation adjustment.

Recycling of translation adjustment is presented in the consolidated income statement within:

•  consolidated net income of discontinued operations, when a line of business or major geographical area is disposed of;

•  gains (losses) on disposal of investments and activities, when other businesses are disposed of;

•  reclassification of translation adjustment from liquidated entities, in the event of the liquidation or abandonment of an activity without disposal.

13.6     Non-controlling interests

(in millions of euros)	2017	2016	2015
Credit part of net income attributable to non-controlling interests (a)	280	335	317
o/ w Sonatel group	203	217	212
o/ w Orange Belgium group	20	35	35
o/ w Côte d’Ivoire subgroup	28	20	20
o/ w Jordan Telecom group	15	9	6
o/ w Orange Bank	-	30	-
o/ w Orange Polska group	-	11	34
Debit part of net income attributable to non-controlling interests (b)	(43)	(7)	(11)
o/ w Orange Bank	(33)	-	-
o/ w Orange Polska group	(5)	-	-
Total part of net income attributable to non-controlling interests (a) + (b)	237	328	306
Credit part of comprehensive income attributable to non-controlling interests (a)	246	319	354
o/ w Sonatel group	180	200	222
o/ w Orange Belgium group	19	35	35
o/ w Côte d’Ivoire subgroup	24	21	20
o/ w Orange Bank	-	28	-
o/ w Jordan Telecom group	-	14	30
o/ w Orange Polska group	17	-	29
Debit part of comprehensive income attributable to non-controlling interests (b)	(56)	(7)	(21)
o/ w Orange Bank	(32)	-	-
o/ w Jordan Telecom group	(7)	-	-
o/ w Orange Polska group	-	(3)	-
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	190	312	333

(in millions of euros)	2017	2016	2015
Dividends paid to minority shareholders	234	259	304
o/ w Sonatel group	185	186	176
o/ w Orange Belgium group	14	-	-
o/ w Médi Telecom	16	15	-
o/ w Orange Polska group	-	37	79
o/ w Jordan Telecom group	11	10	26

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Credit part of equity attributable to non-controlling interests (a)	2,459	2,491	2,375
o/ w Orange Polska group	923	906	941
o/ w Sonatel group	731	735	649
o/ w Orange Belgium group	252	247	212
o/ w Jordan Telecom group	156	175	210
o/ w Médi Telecom	143	157	183
Debit part of equity attributable to non-controlling interests (b)	(5)	(5)	(15)
Total equity attributable to non-controlling interests (a) + (b)	2,454	2,486	2,360

Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests is reclassified to financial debt.

When the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is re-measured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, against finance income or expense.

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with owners

Each transaction with non-controlling interests of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income.

13.7     Earnings per share

(in millions of euros)	2017	2016	2015
Net income of continuing operations	2,114	1,010	2,510
Effect of subordinated notes	(267)	(287)	(292)
Non-controlling interests	(237)	(328)	(306)
Net income of continuing operations used for calculating basic earnings per share (a)	1,610	395	1,912
Impact of dilutive instruments:
TDIRA	33	-	33
Net income of continuing operations used for calculating diluted earnings per share (b)	1,643	395	1,945
Net income of continuing operations
• basic	0.61	0.15	0.72
• diluted	0.61	0.15	0.72

(in millions of euros)	2017	2016	2015
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	29	2,253	448
Net income of discontinued operations
• basic	0.01	0.85	0.17
• diluted	0.01	0.85	0.17

(in millions of euros)	2017	2016	2015
Net income used for calculating basic earnings per share (a) + (c)	1,639	2,648	2,360
Net income used for calculating diluted earnings per share (b) + (c)	1,672	2,648	2,393
Net income
• basic	0.62	1.00	0.89
• diluted	0.62	1.00	0.89

(number of shares)	December 31, 2017	December 31, 2016	December 31, 2015
Weighted average number of ordinary shares outstanding - basic	2,659,421,767	2,654,045,007	2,648,620,953
Impact of dilutive instruments:
TDIRA	52,079,350	-	52,079,350
Weighted average number of shares outstanding - diluted	2,711,501,117	2,654,045,007	2,700,700,303

The TDIRAs were not included in the calculation of net diluted earnings per share as at December 31, 2016 since they were not dilutive.

The stock option plans granted to employees are expired at December 31, 2017 (Note 6.3).

At December 31, 2016 and 2015, stock options were not included in the calculation of diluted earnings per share, as they were out of the money.

Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

•  basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of the Group, after deduction of the interests of subordinated notes net of tax, by the weighted average number of ordinary shares outstanding during the period;

•  diluted earnings per share are calculated based on the same net income, adjusted for the finance cost of dilutive debt instruments, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. These instruments are considered to be dilutive when they have the effect of reducing earnings per share of continuing operations.

When basic earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of the reporting period shown, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares owned, which deducted from the consolidated equity, do not enter into the calculation of earnings per share.

NOTE 14     Unrecognized contractual commitments (excluding Orange Bank)

At December 31, 2017, Orange is not aware of having entered into any commitment involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this Note.

14.1     Operating activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operating activities commitments	17,358	4,953	7,763	4,642
Operating leases commitments	6,047	952	2,521	2,574
Handsets purchase commitments	2,889	1,526	1,363	-
Transmission capacity purchase commitments	911	284	441	186
Other goods and services purchase commitments	3,445	1,161	1,767	517
Investment commitments	794	566	169	59
Public initiative networks commitments	2,101	193	1,026	882
Guarantees granted to third parties in the ordinary course of business	1,171	271	476	424

Operating leases

Information about commitments related to operational activities, in particular regarding operating leases, is provided pursuant to currently applicable standards and interpretations. The first application of IFRS 16 as of January 1, 2019 might cause the Group to provide different information, both about the applicability of lease commitments and about their measurement (see Note 2.3).

Operating lease commitments mainly include property lease commitments. The other leases are leases relating to general expenses (equipment, vehicles and other assets). Future finance lease payments are shown in Note 12.3.

(in millions of euros)	Discounted value of future lease payments	Minimum future lease payments
Property lease commitments	4,697	5,920
o/w technical activities	2,963	3,797
o/w shops/offices activities	1,734	2,123

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	5,920	890	750	646	572	489	2,573

The Group may choose whether or not to renew these leases upon expiration or replace them by other leases with renegotiated terms and conditions. For some of them, a provision for onerous contracts has been booked (see Note 5.3).

The operating lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The discount rate corresponds to the weighted average cost of the Group bond debt.

Operating lease commitments in regard to open-ended leases are not material at the Group level.

The property lease commitments in France and Spain represent respectively 59% and 10% of the total property lease commitments.

Handset purchase commitments

Following the signing of new handset purchase contracts during the first half of 2017, total handset purchase commitments amounted to 2,889 million euros at December 31, 2017 and are spread over two years.

Transmission capacity purchase commitments

Transmission capacity purchase commitments as at December 31, 2017 represented 911 million euros. These included 341 million euros for the provision of satellite transmission capacity (comprising contracts with different commitment maturities up to 2023).

Other goods and services purchase commitments

The Group’s other goods and services purchase commitments are primarily related to the network and the purchase of content.

At December 31, 2017, these commitments included:

•  "Tower Co" (site management) contracts in Africa: these commitments amounted to 517 million euros;

•  the network maintenance for 301 million euros;

•  the maintenance of submarine cables for which Orange has joint ownership or user rights, for an overall amount of 190 million euros;

•  the purchase of broadcasting rights for 1,232 million euros, including 331 million euros related to the broadcasting rights of the Spanish professional football league.

Investment commitments

At the end of December 2017, investment commitments amounted to 794 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to various administrative authorities such as ensuring certain coverage of the population by its network and a certain service quality level. These commitments, which have been undertaken primarily as part of license award processes, will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

•  on January 14, 2018, the Orange group and other French telecom operators reached an agreement with the French government aimed at ensuring the French people had access to "high-speed broadband" (higher than 8 Mbit/s), providing the network’s whole territory with "very high-speed broadband" by 2022 (higher than 30 Mbit/s), and fully expanding “quality” mobile coverage by 2020. In parallel, the Government agreed to early deliver new spectrum usage authorizations for the period 2021-2030 and to exempt operators for five years of the one-time tax on network businesses (French acronym: IFER) for radio stations installed before December 31, 2022. In return, the French telecom operators jointly agreed to speed up their capital improvements:

   on the mobile network, Orange set a goal of "good" coverage at 99.6% of the population by 2024,

   on the fixed network, the Group has agreed to offer access to fiber in all moderately dense areas that it covers by 2021.

These new commitments do not mitigate the results of impairment tests performed by the Group as at December 31, 2017;

•  in 2015, in France, when the frequencies in the 700 MHz band were allocated:

   coverage obligations in “priority deployment areas” (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in areas not yet covered by a broadband network (100% within 12 years), at the level of priority main roads (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

•  in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

   an optional commitment to host Mobile Virtual Network Operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

   an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band), which can be met by using both the allocated frequencies and other frequencies, for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the “white area” program;

•  in 2012, in Romania, when the frequencies in the bands from 800 MHz to 2.6 GHz were allocated:

   an obligation to provide mobile coverage of at least 95% of the population within 225 of 732 localities with mobile communication services in UMTS or LTE technologies, for the 800 MHz and 900 MHz bands, an obligation to provide voice services coverage of at least 98% of the population of lightly inhabited areas, for 900 MHz and 1.8 GHz bands,

   an obligation to provide IP service coverage in at least 60% of lightly inhabited areas,

   an obligation to provide mobile IP access coverage to 30% of the population by April 5, 2019,f or 1.8 GHz and 2.6 GHz bands;

•  in 2016, in Senegal, when the 4G license was awarded and the license for mobile 2G and 3G was renewed:

   a coverage obligation of 90% of the population in 3 years,

   an obligation to cover in 5 years all territory in the inhabited border areas of Senegal whose number of inhabitants is equal to or greater than 200,

   a coverage obligation on national roads and highways in 2 years;

•  in 2016, in Egypt, when the 4G license was granted:

   an obligation to provide 4G coverage of 11% of the population in one year, 42.5% in four years, 69.5% in six years and 70% within ten years.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Public Initiative Networks commitments

As part of the deployment of the high and very high speed network in France, the Group entered into contracts via Public Initiative Networks (mainly public service delegation and public-private partnerships contracts). The commitments under these network construction, concession and operation contracts amounted to 2,101 million euros at December 31, 2017 (including 1,235 million euros in new contracts entered into during the period). These have staggered durations until 2043 and will gradually, as they are carried out, account for 1,683 million euros in intangible assets and 418 million euros in financial receivables.

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represented 1,171 million euros as at December 31, 2017. They included performance guarantees amounting to 499 million euros granted to certain Enterprise customers, in particular as part of the securing of networks and remote access.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group’s commitments in comparison to the underlying obligations of the consolidated subsidiaries.

14.2     Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2017 the main warranties in effect were the following:

•  non-limited warranties granted to the EE joint venture at the time of the transfer of the United Kingdom operations, related to the restructuring of interests and assets carried out prior to the asset transfer and expiring in 2022.

Moreover, as part of the merger of Orange and Deutsche Telekom operations in the United Kingdom, Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (845 million euros at December 31, 2017), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile UK towards the joint venture created with H3G as part of a 3G network sharing agreement (meaning a guarantee capped at 375 million pounds sterling, or 423 million euros for Orange). As a result of the sale of EE to BT Group Plc (BT), BT is meant to replace Deutsche Telekom in respect of the main guarantee granted to H3G, in which case Orange will be released from its obligations under its counter-guarantee. Meanwhile, BT has counter-guaranteed the commitments granted by Deutsche Telekom to H3G, and Deutsche Telekom has committed to call the Orange counter-guarantee only in the event of non-payment by BT under its counter-guarantee;

•  a warranty given to BT as part of the EE sale, backed 50/50 by Orange group and Deutsche Telekom as tax and operating warranties, except for events ascribable solely to one or the other, and capped at the contractually fixed sale price of 5.1 billion pounds sterling (5.8 billion euros converted at the exchange rate on December 31, 2017) as Orange's share, which will expire in 2023. Information on the final terms of EE’s disposal is presented in Note 3.2;

•  tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. This warranty will expire at the end of the statutory limitation period, in 2019;

•  standard warranties capped at 142 million dollars (119 million euros) granted by the Group as part of the Orange Dominicana disposal in 2014, which will expire in 2018;

•  standard warranties granted to Vivendi as part of the disposal of its 90% stake in Dailymotion in 2015 and the remaining 10% in 2017. These warranties will expire at the end of the statutory limitation period;

•  miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The on-going commitments at December 31, 2017 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option was exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Korek Telecom

In November 2014, in accordance with the terms of the shareholders’ agreement dated March 10, 2011, the joint venture formed between Agility and Orange (which own respectively 54% and 46% of its capital) notified to its Iraqi co-shareholder the exercise of a call option to acquire 7% of the equity of the Iraqi operator Korek Telecom, which would result in an increase of its interest from 44% to 51%. Orange must finance a percentage of this acquisition equal to its share in the joint venture. However, the Iraqi co-shareholder notified its objection to the exercise of the call option, which is subject to a dispute resolution procedure. In the event of the effective transfer of the shares, Orange will still hold an indirect minority interest in Korek Telecom.

In addition, on July 2, 2014, the Iraqi regulatory agency (CMC) required Korek Telecom to cancel the partnership of Marche 2011 between Korek and Orange/Agility and that Korek re-establish the shareholder structure existing before the execution of the partnership agreements. On January 25, 2016, the Administrative Court dismissed for lack of jurisdiction the appeal made by Korek against the CMC’s decision. On February 21, 2016, Korek filed an appeal with the Administrative Court of Appeal of Baghdad.

Orange Bank

In accordance with the shareholders’ agreement signed on October 4, 2016:

•  Orange gave a put option to Groupama on 20% of the equity in Orange Bank, recognized as a financial liability and exercisable at fair value within three months of October 4, 2023 and thereafter in three-month periods every other year;

•  Groupama gave a call option to Orange on the remainder of its equity interest in Orange Bank, exercisable at fair value after the exercise of its put option.

14.3     Financing commitments

The Group’s main commitments related to borrowings are set out in Note 12.

Orange has pledged certain investment securities and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

At December 31, 2017 Orange has no material pledge on its subsidiaries’ securities.

(in millions of euros)	December 31, 2017	December 31, 2016	December 31, 2015
Assets held under finance leases	528	552	545
Non-current pledged or mortgaged assets (1)	107	121	259
Collateralized current assets	19	27	46
Total	654	700	850

(1) Non-current pledged or mortgaged assets are shown excluding cash collateral deposits, which are presented in Note 11.7.

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

December 31, 2017	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a)/(b)
(in millions of euros)
Intangibles assets, net (excluding goodwill)	14,339	107	1%
Property, plant and equipment, net	26,665	-	-
Non-current financial assets	3,711	-	-
Other (1)	29,320	-	-
Total	74,035	107	0%

(1) This item mainly includes net goodwill, interests in associates, net deferred tax assets and non-current derivatives assets.

NOTE 15     Activities of Orange Bank

15.1     Financial assets and liabilities of Orange Bank

The financial statements of Orange Bank were put into the format of Orange group’s consolidated financial statements and differ from a presentation that complies with the banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 11 presents the assets, liabilities and related gains and losses specific to telecom activities and Note 15 concerns the activities of Orange Bank with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles (i) the assets and liabilities for each of these two areas (intra-group transactions between telecom activities and Orange Bank are not eliminated) with (ii) the consolidated statement of financial position at December 31, 2017.

(in millions of euros)	Orange consolidated financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non-current financial assets	3,711	2,274	11.7	1,464	15.1.2	(27) (1)
Non-current derivatives, assets	213	200	11.8	13	15.1.4	-
Current loans and receivables of Orange Bank	3,096	-		3,096	15.1.1	-
Current financial assets	2,865	2,686	11.7	331	15.1.2	(152) (2)
Current derivatives, assets	34	34	11.8	-		-
Cash and cash equivalents	5,810	5,333		477		-

Non-current financial liabilities	26,293	26,293	11.3	27		(27) (1)
Non-current derivatives, liabilities	1,002	929	11.8	73	15.1.4	-
Current debts related to Orange Bank operations	4,660	-		4,660	15.1.3	-
Current financial liabilities	6,311	6,182	11.3	281	15.2.1	(152) (2)
Current derivatives, liabilities	34	34	11.8	-		-
(1) Loan granted by Orange SA to Orange Bank.
(2) Loan granted by Orange Bank to Orange SA within the framework of the Repurchase agreement of OATs securities between Orange SA and Orange Bank.

Accounting policies

Classification of the bank's balance sheet items as current and non-current was done to match the Group's financial statements in 2016.

Since the concept of current or non-current is non-existent in bank accounting, financial assets and liabilities related to loans and borrowings to customers or credit institutions (the ordinary activities of a bank) were all classified in 2017 as current for all periods presented.

With regard to other financial assets and liabilities, classification as current and non-current was made in light of both the original intention of management and the nature of the assets and liabilities in question. For instance, with regard to Orange Bank’s other financial assets, since investments are managed by portfolio, financial assets maturing in less than one year but that will be rolled over are classified as non-current. This classification remains unchanged in 2017.

15.1.1      Loans and receivables of Orange Bank

Loans and advances of Orange Bank are composed of loans and advances to customers and credit institutions.

In the context of adapting the bank’s accounts into the Group’s financial statements, the following have been considered as loan and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

	December 31, 2017	December 31, 2016
Overdrafts	1,000	1,084
Housing loans	765	719
Investment loans	246	264
Current accounts	31	70
Other	111	80
Total loans and receivables to customers (a)	2,153	2,217
Overnight deposits and loans	830	790
Loans and receivables (1)	55	53
Other	58	31
Total loans and receivables to credit institutions (b)	943	874

Total loans and receivables of Orange Bank (a) + (b)	3,096	3,091

(1) Centralization at the Caisse des Dépôts et Consignation of A passbooks accounts and sustainable development passbook accounts.

Accounting policies

Loans and receivables of Orange Bank

Assets related to Orange bank activities are classified in the IAS 39 category of “loans and receivables”. They are initially recorded at fair value or its equivalent, which is, as a general rule, the net amount originally issued, and which should include the origination costs directly related to the transaction as well as the commissions received or paid, analyzed as an adjustment to the effective return on the loan.

The loans and receivables are subsequently valued at amortized cost, and interests, as well as transactions costs and commissions included in the initial value of the credits contributes to the net income for these transactions over the term of the credit, calculated on the basis of effective interest rate.

In accordance with IAS 39, loans and receivables are impaired when one or more evidences of depreciation have occurred after the recognition of these receivables. The receivables thus identified are then impaired on an individual basis or on a collective basis. Expected losses are accounted for as impairments, equal to the difference between the carrying amount of the loans (amortized cost) and the total of estimated future cash flows, discounted with the initial effective interest rate, or in the form of discounts for restructured loans due to default from customers.

Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, at the initial rate of the receivable, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in the value of the loans impaired are recorded in the income statement under “Cost of risk” included in other operating expenses. When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement, within the same account.

The “Cost of risk” account dedicated to Orange Bank and part of the “other operating expenses”, corresponds to provisions and reversals related to banking risks (in particular, counterparty risks and operational risks).

15.1.2      Orange Bank financial assets

	December 31, 2017			December 31, 2016
(in millions of euros)	Non-current	Current	Total	Total
Assets held to maturity	611	4	615	713
Assets available for sale	791	4	795 (1)	745
Financial assets at fair value	-	171	171 (2)	237
Other financial assets	62	152	214 (3)	74
Total	1,464	331	1,795	1,769
(1) Debt securities only.
(2) Current investments at fair value for 171 million euros.

(3) Loan granted by Orange Bank to Orange SA within the framework of the Repurchase agreement of OATs securities between Orange SA and Orange Bank for 152 million of euros and cash collateral paid for 62 million euros.

(in millions of euros)	2017	2016
Assets available for sale in the opening balance	745	-
First integration of Orange Bank	15	1,018
Acquisitions	325	-
Repayments and disposals	(301)	(268)
Change in fair value recognized in other comprehensive income during the period	3	(5)
Reclassifications and other items	8	-
Assets available for sale in the closing balance	795	745

(in millions of euros)	2017	2016
Profit (loss) recognized in other comprehensive income during the period	3	(5)
Reclassification in net income during the period	-	-
Other comprehensive income related to Orange Bank	3	(5)

Accounting policies

Assets available for sale

The assets available for sale include fixed income securities or variable income securities that do not fall within the definition of other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as “Gains (losses) on assets available for sale” within other comprehensive income.

The long term impairments associated with the assets available for sale are recorded under “Cost of risk” (within other operating expenses) when the assets are fixed rate securities, but they are recorded in “Net Gains (Loss) on financial assets available for sale” when the assets are floating-rate securities.

Assets held to maturity

This category includes fixed-rate securities that the bank intends to hold until their maturity. They must not be disposed of prior to maturity and they are accounted for at amortized cost.

Impairment is recognized on these securities as soon as there is an objective evidence of the existence of an event subsequent to the acquisition of the security that is likely to generate a measurable loss as a result of counterparty risk. Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, with the initial rate, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in value thus impaired are recorded in the Income statement, under the “Cost of risk” account (within other operating expenses). When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement under “Cost of risk” within other operating expenses.

15.1.3      Debts related to Orange Bank operations

Debts related to Orange Bank operations are composed of payables to customers and debts with financial institutions.

(in millions of euros)	December 31, 2017	December 31, 2016
Current accounts	2,800	3,087
Passbooks and special savings accounts	716	672
Other	169	151
Customers borrowings and deposits (a)	3,685	3,910
Term borrowings and advances	466	454
Other	509	-
Total debts with financial institution (b)	975	454

Total debts related to Orange Bank operations (a) + (b)	4,660	4,364

15.1.4      Derivatives of Orange Bank

Hedging derivatives

Orange Bank derivatives designated as hedges under IFRS at year-end 2017 involved the following interest rate swaps that qualify as fair value hedges:

•  70 million euros of notional hedging a portion of housing loans portfolio. These swaps mature in August 2018 (20 million euros), September 2018 (40 million euros) and October 2021 (10 million euros). Their fair value as at December 31, 2017 is (3) million euros;

•  210 million euros of notional hedging a portfolio of inflation-indexed fungible Treasury bonds (Obligation Assimilable du Trésor or OATi), with the same amount and the same maturity in 2023. The fair value of those swaps as at December 31, 2017 is (58) million euros.

The ineffective portion related to those hedging strategies recognized in 2017 income statement is not material.

Trading Derivatives

•  Orange Bank put into place a swap with a notional amount of 39 million euros maturing in 2019 to naturally hedge the issuance of a fixed-rate medium term negotiable bond (Bon à Moyen Terme Négociable, or BMTN). The hedging derivative reproduces the performance of the BMTN with a credit institution remunerated at a floating rate. The fair value of this derivative instrument at the end of 2017 is 13 million euros. The net effects of this hedging strategy on the 2017 income statement are not material.

•  Orange Bank put into place interest rate swaps, as economic hedges (not designated as hedges under IFRS) of fungible Treasury bonds (Obligation Assimilable du Trésor or OAT) for a total notional total amount of 143 million euros, maturing from 2019 to 2023 and with a total fair value as at December 31, 2016 of (7) million euros. The net effects of this hedging strategy on the 2017 income statement are not material.

•  Orange Bank put into place interest rate swaps, as an economic hedge of assets available for sale with a total notional amount of 9 million euros and a total fair value as at December 31, 2017 of nearly zero. The net effects of this hedging strategy on the 2017 income statement are not material.

15.2     Information on market risk management with respect to Orange Bank operations

“Orange Bank” operating segment has its own risk management system, in accordance with the French banking regulation. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de résolution, or ACPR) and must at all times comply with capital requirements in order to withstand the risks associated with its activities.

Orange Bank’s activities expose it to all of the risks defined by the order of November 3, 2014, relating to the internal control of companies in the sectors of banking, payment services and investment services subject to the control of the ACPR:

•  credit risk: risk of loss incurred in the event of default of a counter party or counter parties considered as the same beneficiary;

•  market risk: risk of loss due to movements in market prices;

•  operational risk: risk resulting from an inadequacy or a failure due to procedures, staff, IT systems or to outside events, including events that are unlikely to occur but that would imply a risk of material loss. Operational risk includes risks of internal and external fraud;

•  interest rate risk: risk related to changes in interest rates on the on-balance sheet and off-balance sheet transactions, excluding, as applicable, transactions exposed to market risks;

•  liquidity risk that the company would not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

•  inter-mediation risk on investment service providers: risk of default by a customer or counterparty in the context of a financial instrument transaction in which the company provides a performance guarantee.

The size of the bank and its moderate risk profile led to a choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and Council on June 26, 2013.

Orange Bank does not intervene on complex products. For market operations, the strategy defines, on one hand, the limits implemented and controlled and, on the other hand, the quality of the authorized signatories. In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as completely as possible, the identification and assessment of its operational risks, for which it also follows occurrences.

With regard to regulations, and in particular Titles IV and V of the Order of November 3, 2014, the Bank’s Executive Committee has set, upon recommendation of the Risk Management Division, a risk policy in particular regarding customers and risks, modalities and rules for offering credits and for delegations of authority.

In addition, the Risk Management Department analyzes and monitors risks, carries out the necessary controls and produces reports in several committees: the Credit Committee (management of counterparty risk), Risks and Audit Committee (management of operational risks), ALM Committee (management of market risk and liquidity risk) and the Executive Committee.

15.2.1      Remaining term to maturity

The following table details the remaining term of Orange Bank’s financial assets and liabilities, calculated on the base of the contractual maturity dates:

•  maturity-by-maturity for amortizable transactions;

•  for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity date;

•  since derivatives are interest rate swaps, they are not subject to any exchange of notional and therefore are not distributed by maturity.

(in millions of euros)	Note	December 31, 2017	2018	2019 to 2022	2023 and beyond
Loans and receivables to customers	15.1.1	2,153	545	1,180	428
Loans and receivables to credit institutions	15.1.1	943	939	3	1
Investments held to maturity	15.1.2	615	46	359	210
Assets available for sale	15.1.2	795	114	337	344
Investments at fair value	15.1.2	171	164	7	-
Other financial assets and derivatives		227 (1)	214	13	-
Total financial assets		4,904	2,022	1,899	983
Customers borrowings and deposits	15.1.3	3,685	3,677	5	3
Debts with credit institutions	15.1.3	975	529	443	3
Commercial papers		281	86	195	-
Other financial liabilities and derivatives		100 (2)	-	-	100
Total financial liabilities		5,041	4,292	643	106

(1) Including the Loan granted by Orange Bank to Orange SA within the framework of the Repurchase agreement of OATs securities between Orange SA and Orange Bank for 152 million euros, the bank cash collateral paid for 62 million euros and derivatives assets for 13 million euros.

(2) Including derivatives liabilities for 73 million euros and loan from Orange group to Orange Bank for 27 million euros.

15.2.2      Fair value of financial assets and liabilities of Orange Bank

			December 31, 2017
(in millions of euros)	Note	Classification under IAS 39 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	15.1.1	L&R	3,096	3,096	-	3,096	-
Financial assets, excluding derivatives	15.1.2		1,795	1,785	1,482	303	-
Assets held to maturity		HTM	615	605	581	24	-
Assets available for sale		AFS	795	795	730	65	-
Investments at fair value		FVR	171	171	171	-	-
Other		L&R	214	214	-	214	-
Cash and cash equivalent			477	477	477	-	-
Trade payables		LAC	93	93	-	93	-
Debts related to Orange Bank operations	15.1.3	LAC	4,660	4,660	-	4,660	-
Financial liabilities, excluding derivatives		LAC	308	308	-	252	56
Derivatives, net amount (2)	15.1.4		60	60	-	73	(13)

(1) "HTM" stands for "held to maturity", "AFS " stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".

(2) IAS 39 classification for derivatives instruments depends on their hedging qualification.
			December 31, 2016
(in millions of euros)	Note	Classification under IAS 39 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	15.1.1	L&R	3,091	3,091	-	3,091	-
Financial assets, excluding derivatives	15.1.2		1,769	1,713	1,251	389	74
Assets held to maturity		HTM	713	658	592	66	-
Assets available for sale		AFS	745	745	659	86	-
Investments at fair value		FVR	237	237	-	237	-
Other		L&R	74	74	-	-	74
Cash and cash equivalent			89	89	89	-	-
Trade payables		LAC	52	52	-	52	-
Debts related to Orange Bank operations	15.1.3	LAC	4,364	4,364	-	4,364	-
Financial liabilities, excluding derivatives		LAC	170	170	-	170	-
Derivatives, net amount(2)	15.1.4		55	55	-	-	55

(1) "HTM" stands for "held to maturity", "AFS " stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".

(2) IAS 39 classification for derivatives instruments depends on their hedging qualification.

15.3     Orange Bank’s unrecognized contractual commitments

As at December 31, 2017, Orange Bank was not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2017
Financing commitments	465
Given to customers (1)	465
Guarantee commitments	17
Property lease commitments	31
Total	513
(1) Includes 145 million euros of documentary credits and 320 million euros of confirmed credit lines.

Commitments received

(in millions of euros)	December 31, 2017
Guarantee commitments	778
Received from banks (1)	577
Received from customers	201
Total	778
(1) Relates to guarantees received in order to counter-guarantee the distributed loans.

Assets covered by commitments

(in millions of euros)	December 31, 2017	December 31, 2016
Assets pledged as security to lending financial institutions as guarantees for bank loans	838	1,365
Total	838	1,365

NOTE 16     Litigation

This note presents all of the significant disputes in which the Group is involved with the exception of liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions. These disputes are described, respectively, in Notes 9.2 and 6.2.

As at December 31, 2017, the provisions for risks recorded by the Group for all the disputes (except those presented in Notes 9.2 and 6.2) amounted to 779 million euros (versus 537 million euros at December 31, 2016 and 528 million euros at December 31, 2015). As a rule, Orange believes that any disclosure on a case-by-case basis could seriously harm the Group’s position, but provides details of the provisions recorded by categories of litigation as reflected below. The balance and overall movements on provisions are presented in Note 5.2.

(in millions of euros)	Note	December 31, 2017	December 31, 2016	December 31, 2015
France Litigations (1)	16.1	555	301	299 (2)
Spain Litigations	16.2	26	34	45
Poland Litigations	16.2	167	165	158
Other entities Litigations		31	37	26
Total		779	537	528
(1) Includes provisions affecting France, Enterprise and International Carriers & Shared Services.

(2) Not inclusive 350 million euros corresponding to the penalty pronounced by the French Competition Authority on December 17, 2015 in the Enterprise Market which were reclassified on December 31, 2015 in debt to be paid, and were paid on 2016.

A number of claims have been made against Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order and a sanction. If the claims are upheld, Orange may also be ordered to pay fines that in theory can reach up to 10% of the Group’s revenues. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

The proceedings that could significantly impact Orange’s financial position are described below.

16.1     Litigation in France

Litigations related to competition law

Mobile services

•  In parallel with the judicial inquiry for which on December 17, 2015 a final verdict was reached by the French Competition Authority fining Orange 350 million euros for having implemented four anti-competitive practices in the Enterprise market and imposing injunctions to immediately restore competition in the market, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. After at first provisionally estimating its damages at 512 million euros, SFR raised its claim in April 2016 to 2.4 billion euros. Given the decision of December 17, 2015, the Group believes this claim represents a risk, provided that any right for SFR to be indemnified remains subject to SFR proving that it suffered actual damage as a result of the sanctioned practices. In the wake of this decision, Verizon, BT Group and Nerim also brought actions against Orange before the Paris Commercial Court for damages. They claim respectively 215 million euros, 170 million euros and 24 million euros. These cases are in the early stage of being examined by the judge before trial. Verizon, BT Group and Nerim have offered no justification for the size of these claims, in particular in view of their actual business activities in France. Orange has re-evaluated the risk in light of the course of the proceedings.

•  On May 19, 2016, the Paris Court of Appeal upheld the scope of the practices addressed by the December 13, 2012 decision by the French Competition Authority, which had imposed a fine of 117 million euros against Orange SA and 66 million euros against SFR for having implemented, as part of their abundance offers launched in 2005, excessive price discrimination between calls made within their own networks and calls made to competitor networks, but reduced the fines by 20% on the grounds that the practice had never been previously identified by the Authority. The French Competition Authority reimbursed Orange 23 million euros in June 2016. Since the parameters sanctioning the practice were not called into question by the Court of Appeal, Orange filed an appeal with the French Supreme Court.

Following the decision of the French Competition Authority on this case, in June 2013 Oméa Telecom (Virgin Mobile and Tele2 Mobile), Euro-Information Telecom (NRJ Mobile) and Outremer Telecom each brought an action against Orange before the Paris Commercial Court for losses allegedly suffered because of the sanctioned practices. On November 3, 2016, the Commercial Court officially acknowledged the withdrawal of Oméa Telecom. Euro-Information Telecom and Outremer Telecom provisionally claim 39 million euros in total. Nevertheless, their claims remain completely unsupported by any demonstration of a causal link. At this stage, Orange is not in a position to assess the risks relating to these proceedings.

•  Concurrently to their complaints filed with the French Competition Authority, regarding practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitively ordered to pay a fine of 60 million euros, Digicel and Outremer Telecom initiated before the Paris Commercial Court respectively in March 2009 and October 2010, legal actions for alleged damages stemming from these practices, in an amount which Digicel assessed at 494 million euros and Outremer at 75 million euros. On March 16, 2015, the Paris Commercial Court ordered Orange to pay 8 million euros to Outremer Telecom. Orange paid this amount and appealed the decision. On May 10, 2017, the Paris Court of Appeal reduced to 3 million euros the amount of the penalty, noting inter alia that the damages should be capitalized at the statutory rate of interest. On December 18, 2017 the Commercial Court of Paris ordered Orange to pay to Digicel the sum of 180 million euros, capitalized from March 2009 until the date of payment at a rate of interest higher than that adopted by the Paris Court of Appeal in the Outremer Telecom litigation, ie a total of approximately 346 million euros. Orange filed an appeal and, at the same time, obtained from the Paris Court of Appeal on February 6, 2018, the right to escrow the amount of the penalty until the court ruled on the merits of the case. Orange has re-evaluated the risk in light of the course of the proceedings.

Fixed-line services

•  In 2010, the Numericable group initiated proceedings before the Paris Commercial Court and before the Court of Arbitration of the International Chamber of Commerce of Paris (ICC), aimed at compensating damage that would amount to nearly 3.1 billion euros, caused by an alleged de facto termination of the agreements signed with Orange at the time of the sale of its cable networks, for the use of Orange’s civil engineering installations. On February 25, 2013, the ICC definitively rejected all claims amounting to 542 million euros with respect to the 2004 use agreements; and on June 20, 2014, the Paris Court of Appeal upheld the judgment dismissing all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 use agreements. Furthermore, the Court acknowledged the abusive nature of Numericable’s action. However, on February 2, 2016, the French Supreme Court canceled the Court of Appeal’s decision for having considered that the ICC’s award in favor of Orange could be invoked against Numericable when the case submitted to the Court of Appeal involved different agreements. Numericable has filed an appeal before the Paris Court of Appeal. In a judgment of June 16, 2017, the Paris Court of Appeal confirmed its rejection of Numericable's claims. Numericable has brought its case to the French Supreme Court.

•  On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 0.5 million euros with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions and claim respectively 49 million euros for interconnection services in 2006 and 2007 and 41 million euros for wholesale access or interconnection services from 2006 to 2008. On December 4, 2015, the Paris Court of Appeal dismissed all of SFR’s claims and confirmed the first instance court’s decision and on September 27, 2017 the French Supreme Court rejected SFR's appeal. In addition, on April 28, 2017, the Paris Court of Appeal dismissed Verizon completely and reversed the compensation of 0.5 million euros for work done in 2008. Verizon lodged an appeal before the French Supreme Court.

In June 2013, Colt, British Telecom France (BT) and Completel brought actions against Orange SA before the Paris Commercial Court on the same grounds as Verizon. Following the stay of proceedings requested by BT in 2014, BT did not put the case to the docket in the required time. The matter is closed. In December 2017, Orange and Colt jointly withdrew from the proceedings under way. Completel's claims have still not been quantified.

•  On April 24, 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers for the secondary residences market and claiming 257 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange SA had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. On October 8, 2014 the Paris Court of Appeal nullified this decision, ruling inter alia that SFR had not established the existence of a relevant market limited to secondary residences; but in a ruling of April 12, 2016 the French Supreme Court reversed the ruling of the Court of Appeal, on the grounds that the court had not sufficiently defined the markets. Following that decision, Orange had to pay 53 million euros to SFR pursuant to the first instance court’s judgment. The Paris Court of Appeal is due to review the matter.

•  In October 2014, Colt lodged a complaint with the French Competition Authority objecting to abusive pricing practices by Orange on the fixed-line B-to-B market in France. The French Competition Authority did not join this complaint with the SFR proceedings on which it ruled on December 17, 2015. In parallel, Colt brought an action against Orange SA before the Paris Commercial Court on December 18, 2014 for damages allegedly suffered since 2007. In December 2017 Colt withdrew from the proceedings pending before the French Competition Authority.

Other proceedings

•  Lectiel has for many years demanded recognition of an injury to it which would have resulted from the refusal of Orange to put at its disposal free of charge its directories database and the daily update of same. Before the Paris Court of Appeal, Lectiel increased its claim to 4.7 billion euros. On May 27, 2015, the Court ruled that Orange’s practices justified compensation and appointed an expert with the limited mission of assessing the amount of damages possibly suffered by Lectiel solely on the direct marketing segment of the market and only during the period from 1991 to 1998. The Supreme Court dismissed Orange's appeal of this decision. On June 7, 2017, the expert submitted his report and assessed the damages to Lectiel at 6 million euros. Lectiel is contesting this report in court, whose decision is expected sometime in 2018. Orange believes it does not incur a significant risk in connection with this procedure.

16.2     Litigation in Europe

Spain

•  On December 20, 2012, following the conclusion of a sanction procedure against Telefónica, Vodafone and Orange Espagne, the Spanish Market and Competition Commission (CNMC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange Espagne, for abuse of their dominant position in the call origination and termination market between 2000 and 2009 by setting abnormally high rates for text messaging. On May 24, 2013 Orange obtained a stay of this decision. On September 1, 2017 the Madrid Court of Appeal voided the fines imposed on the operators. The Spanish Competition Commission (CNMC) filed an action before the Spanish Supreme Court.

•  On March 11, 2014, at the conclusion of the judicial investigation of the complaint brought by British Telecom against the practices of Orange, Telefónica and Vodafone in the wholesale markets of the Spanish mobile phone segment, the CNMC considered that the MVNOs were able to replicate the retail offers of these operators and rejected the complaint. British Telecom lodged an appeal against the decision.

Poland

•  On December 17, 2015, the General Court of the European Union upheld in its entirety the decision of the European Commission of June 22, 2011 that imposed a fine of 128 million euros on Orange Polska for abusing its dominant position in the wholesale market for broadband Internet access in Poland by employing practices intended to prevent effective access to the market by alternative operators. Orange Polska has filed an appeal with the Court of Justice of the European Union, whose ruling may be issued in 2018.

•  In 2011, the Polish Competition Authority (UOKiK) sanctioned the four major Polish mobile operators, including Orange Polska, for collusion to delay the development of new services in the mobile television market. This sanction was nullified by the Court for the protection of competition and consumers. In 2017, the Court of Appeal dismissed the appeal of the UOKiK, who has appealed to the Supreme Court. On November 26, 2016, the company Magna Polonia brought suit jointly and severally against the operators in the Warsaw Commercial Court and claimed 618 million zlotys (148 million euros) for the damages it allegedly sustained due to these practices.

•  In 2013, the UOKiK opened an investigation on the country’s three main mobile operators, including Orange Polska, for abuse of a dominant position in relation with the retail rates imposed by these three operators on the calls made to the network of P4. On January 2, 2018, UOKIK suspended the proceeding against the three operators as there were no longer anti-competitive grounds. In addition, in 2015 P4 issued two claims for damages for a total amount of 574 million zlotys (137 million euros) against the three operators jointly, with the aim of indemnifying the loss allegedly suffered in relation to the contested pricing practices.

Romania

•  On February 15, 2011, the Romanian Competition Council imposed a fine of 35 million euros on Orange Romania for abuse of a dominant position in refusing to conclude an interconnection agreement with Netmaster. In compliance with local rules, 30% of the amount of the fine was deposited into an escrow account. On June 11, 2013, the Bucharest Court of Appeal upheld Orange Romania’s claims and canceled the fine; however, on June 3, 2014, the Romanian High Court of Justice reversed the Court of Appeal’s decision for not having conducted a proper analysis of the facts characterizing an abuse of a dominant position. The case was referred to the Court of Appeal of Bucharest, which ruled that the arguments of Orange Romania were not valid and dismissed the case. Orange Romania has appealed to the Supreme Court. The decision of the High Court of Justice is expected in 2018.

•  On March 29, 2016, investigators from the Romanian Competition Council made an investigation at the headquarters of Orange Romania, which they suspected of discriminatory practices in the mobile payment and advertising markets. At this stage, Orange is not in a position to assess the risks relating to this investigation.

16.3     Litigation in the Middle East and Africa

•  In September 2008 and December 2009, the Egyptian Telecoms Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decrees imposing interconnection rates different from those set in the bilateral agreements between TE and Orange Egypt. In June 2010, the administrative courts granted Orange Egypt a stay of execution of these decrees until the issuance of a decision on the merits of the case. However, on June 21, 2016, the Administrative Court of Cairo ruled that the decrees from NTRA were valid. In August 2016, Orange Egypt filed an appeal with the Administrative Court of the Egyptian State Council. This appeal is not suspensive. The hearing date is March 5, 2018.

16.4     Litigation related to banking activities

•  Orange Bank is the object of two historic lawsuits whereby the plaintiffs claim in total about 480 million euros in financial damages that they allege to have suffered. As Orange Bank believes these claims to be without merit and is contesting them strongly, the Group has recognized no financial liability with the exception of a provision covering Orange bank legal expenses for defense.

16.5     Other Group litigation

Other than proceedings that may be initiated in respect of tax audits (see Note 9.2), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware of, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

NOTE 17     Subsequent events

Bond issue

On January 9, 2018, Orange issued a 1 billion euro bond maturing in January 2030 and carrying interest of 1.375%.

Investment commitments made to the French Government by the Group

On January 14, 2018, the Orange group and other French telecom operators reached an agreement with the French government for the access of French people to high-speed broadband across the country. These items are described in Note 14.1.

Competitive litigation (mobile services) in France

On February 6, 2018, in the litigation with Digicel, Orange obtained from the Court of Appeal of Paris the escrow of approximately 346 million euros related to a December 2017 verdict which Orange has appealed. The litigation is described in Note 16.1.

NOTE 18     Main consolidated entities

At December 31, 2017, the scope of consolidation consisted of 372 entities.

The main changes in the scope of consolidation in 2017 are set out in Note 3.

As regards subsidiaries with minority interests:

•  Orange Polska’s financial data are presented in Note 1; and since Orange Polska is a publicly traded company, its financial statements are reported to the Warsaw Stock Exchange;

•  financial statements for the Sonatel Group, Jordan Telecom Group, Orange Belgium and Orange Egypt for Telecommunications are respectively published with the Regional Stock Exchange (BRVM), Amman Stock Exchange, Brussels Stock Exchange and Cairo Stock Exchange, those companies being quoted;

•  the others subsidiaries are not significant compared to Orange’s financial data. Consequently, financial information is not presented for these subsidiaries in the notes to Orange’s consolidated financial statements.

Pursuant to ANC Regulation No. 2016-09 of December 2, 2016 the complete list of the companies included in the scope of consolidation, the companies left out of the scope of consolidation and the non-consolidated equity investments, is available on the Group’s website (www.orange.com section Investors/Regulated information).

The list of the principal operating entities shown below was primarily determined based on their contributions to the following financial indicators: revenue and reported EBITDA.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Générale de Téléphone	100.00	France

Spain	% Interest	Country
Orange Espagne and its subsidiaries	100.00	Spain

Poland	% Interest	Country
Orange Polska and its subsidiaries	50.67	Poland

Belgium and Luxembourg	% Interest	Country
Orange Belgium	52.91	Belgium
Orange Communications Luxembourg	52.91	Luxembourg

Central European countries	% Interest	Country
Orange Moldova	94.42	Moldova
Orange Romania	99.20	Romania
Orange Slovensko	100.00	Slovakia

Africa & Middle-East	% Interest	Country
Airtel Burkina Faso	86.44	Burkina Faso
Jordan Telecom et ses filiales	51.00	Jordan
Médi Telecom	49.00	Morocco
Orange Bissau (1)	38.10	Guinea-Bissau
Orange Cameroon	94.40	Cameroon
Orange Côte d'Ivoire	72.87	Côte d’Ivoire
Orange Egypt for Telecommunications and its subsidiaries	98.92	Egypt
Orange Guinée (1)	38.17	Guinea
Orange Mali (1)	29.65	Mali
Orange RDC	100.00	Democratic Republic of the Congo
Sonatel (1)	42.33	Senegal
Sonatel Mobiles (1)	42.33	Senegal

Enterprise	% Interest	Country
Orange SA - Business Unit Entreprise	100.00	France
GlobeCast Holding and its subsidiaries	100.00	France
Network Related Services and its subsidiaries	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom

International Carriers & Shared Services	% Interest	Country
Orange SA - Business Unit OI&SP	100.00	France
FT IMMO H and its subsidiaries	100.00	France
Orange Marine and its subsidiaries	100.00	France
Orange Studio and its subsidiaries	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom

Orange Bank	% Interest	Country
Orange Bank	65.00	France

(1) Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005. Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group.

NOTE 19     Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

	Audit and related services					Other services rendered by auditors' networks to fully-consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Services required by the law		Sub-total
(in millions of euros)		o/w issuer		o/w issuer
EY
2017	11.6	7.1	0.0	0.0	11.6	0.6	12.2
%	95%	58%	0%	0%	95%	5%	100%
2016	9.2	4.9	0.1	0.0	9.3	0.6	9.9
%	93%	49%	1%	0%	94%	6%	100%
KPMG
2017	11.4	6.9	0.3	0.2	11.7	0.1	11.8
%	97%	58%	3%	2%	99%	1%	100%
2016	9.2	5.4	0.5	0.2	9.7	0.1	9.8
%	94%	55%	5%	2%	99%	1%	100%

The services provided in 2017 and 2016 by the statutory auditors were authorized pursuant to the following rules:

   prior to the date that the European regulation on audit reform went into effect: rules adopted by the Audit Committee in 2003, updated in October 2013 and in force till October 2016;

   since the European regulation on audit reform went into effect: rules adopted by the Audit Committee in 2003 and updated each year since October 2016.

	Audit					Other services rendered by auditors' networks to fully-consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Ancillary assignments and services directly linked to the statutory auditors' mission		Sub-total
(in millions of euros)		o/w issuer		o/w issuer
EY
2015	9.3	4.9	0.5	0.1	9.8	0.5	10.3
%	91%	48%	5%	1%	95%	5%	100%
KPMG
2015	8.7	5.4	0.4	0.2	9.1	0.0	9.1
%	96%	59%	5%	2%	100%	0%	100%

The services provided by the statutory auditors in 2015 were approved, in accordance with approval rules adopted by the Audit Committee in 2003 and updated in October 2013.

During the years 2017, 2016 and 2015, no tax services were rendered to the Group by the networks of the statutory auditors of the parent company.

Statutory auditors’ report on the consolidated financial statements

This is a free translation into English of the statutory auditors’ report on the consolidated financial statements issued in French and it is provided solely for the convenience of English-speaking users. The statutory auditors’ report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the audit opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account balances, transactions or disclosures. This report also includes information relating to the specific verification of information given in the group’s management report. This report should be read in conjunction with and construed in accordance with French law and professional auditing standards applicable in France.

Year ended December 31, 2017

To the Annual General Meeting of Orange S.A.

Opinion

In compliance with the engagement entrusted to us by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Orange S.A. (hereinafter “the Company”) for the year ended December 31, 2017.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and the financial position of the Group as at December 31, 2017 and of the results of its operations for the year then ended, in accordance with International Financial Reporting Standards, as adopted by the European Union.

The opinion expressed above is consistent with the contents of our report to the Audit Committee.

Basis for Opinion

Audit Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our responsibilities under those standards are further described in the section “Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements” section of our report.

Independence

We conducted our audit engagement in compliance with independence rules applicable to us for the period from January 1, 2017 to the date of our report. We did not provide any prohibited non-audit services referred to in Article 5, paragraph 1 of Regulation (EU) No 537/2014 or in the French Code of Ethics (Code de déontologie) for statutory auditors.

Justification of our Assessments - Key Audit Matters

In accordance with the requirements of Article L. 823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we draw your attention to the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance for the audit of the consolidated financial statements for the year, as well as the response that we have provided for these risks.

These matters were addressed in the context of our audit of the consolidated financial statements as a whole and were used to form the opinion we expressed above. We do not provide a separate opinion on specific items of the consolidated financial statements.

Key Audit Matters	Our audit performed and responses thereon

Revenue recognition from telecommunication activities and significant contracts with third party operators

(notes 4.1 and 4.4 to the consolidated financial statements)

Orange's telecommunication business involves a wide range of frequently changing services and large volumes of data processing. This requires various revenue recognition methods according to the type of product or service sold, and complex IT systems to recognize revenue in the appropriate financial year.

In addition, significant agreements may be entered into with third-party operators. Procedures for applying accounting standards to these agreements may be complex and require judgments and estimates.

Revenue recognition principles are presented in the note 4.1 to the consolidated financial statements.

Revenue recognition of telecommunications business and complex agreements is a key audit matter due to the complexity of the associated IT systems, and the judgments and estimates required to determine revenue.

For telecommunication business, we gained insight into the accounting processes used to recognize various revenue streams, from contract signature and initial communication to invoicing and receiving payment.

We took into account the high level of integration of the various IT systems involved in revenue recognition, by including IT specialist in our audit team, and testing the design, implementation and effectiveness of the automated system controls affecting revenue recognition.

As part of our work, we:

•  identified the key controls implemented by the Group that were relevant for our audit and tested their effectiveness by sampling;

•  tested the functions of business and commercial applications used to prepare accounting and financial information, and the configuration of accounting systems;

•  performed analytical procedures by comparing our revenue estimates with revenue recorded;

•  assessed a selection of manually recorded accounting entries at year end by comparing them with our calculations and estimates and ensuring that supporting evidence was provided.

We examined the accounting treatment for significant agreements with third-party operators. We also assessed key judgments and estimates made by Orange after obtaining and analyzing all contract documentation and analyses performed by Orange's management.

We have also assessed the appropriateness of the information presented in notes 4.1 and 4.4 to the consolidated financial statements.

Goodwill, intangible and tangible fixed assets valuation

(notes 7 and 8 to the consolidated financial statements)

At December 31, 2017, the total goodwill, intangible and tangible fixed assets recognized in the consolidated balance sheet respectively amounts to €27,095 million, €14,339 million and €26,665 million. The goodwill, intangible and tangible fixed assets impairment loss recognized for the year 2017, amounts to € 210 million.

As indicated in note 7.4, Orange performs an impairment test at least annually and more frequently when there is an indication of impairment. These tests are performed at the level of each cash generating unit (CGU) or group of CGUs, which generally correspond to the operating segment. An impairment loss is recognized if the recoverable amount is lower than the carrying value. The recoverable amount is determined by Orange, generally based upon retaining the value in use. The estimate of value in use is the present value of future expected cash flows.

The assessment of the value in use requires numerous estimates and judgments made by the Orange Group, as described in note 7, and in particular the assessment of the competitive, economic and financial environment of the countries in which the Group operates, the ability to realize operating cash flows from strategic plans, the level of investment to be made and the discount and growth rates used in calculating recoverable amounts.

We have considered that the valuation of these assets is a key audit matter given the sensitivity to the assumptions made by management and the significant amount of goodwill, intangible and intangible fixed assets in the consolidated financial statements.

We have gained insight into the procedure implemented by Orange for carrying out the impairment tests and in particular the review of the cash flows used in the calculation of the recoverable amount.

We have assessed the appropriateness of the method used by Orange to calculate the recoverable amounts.

To assess the reliability of the data from the business plan used to calculate the recoverable amount, we have in particular:

•  analyzed the procedure for devising and approving business plans;

•  compared 2017 cash flow forecasts with business plans from previous financial years;

•  compared business plans from previous financial years with actual earnings over the financial periods in question;

•  interviewed operational and finance managers at Orange to assess the key assumptions used in the business plans and assess assumptions based on the explanations obtained;

•  compared the main assumptions made by the Group relating to revenue, EBITDA and capital expenditures with external data when available, such as market research or analysts’ memos;

•  studied the sensitivity analysis performed by the Group and performed our own sensitivity analysis on the key assumptions to assess the potential effect of a change in these assumptions on the conclusions of impairment tests;

•  reconciled the data used in the plans submitted to the board of directors.

For the models used in the determination of recoverable values, we have involved our valuation specialists in our audit team to:

•  test the mathematical accuracy of the models and recalculate the utility values determined by Orange;

•  assess the method used to determine the discount rate and the perpetual growth rate, compare those rates with market data and external sources and recalculate the rates with our own data sources.

•  We have also assessed the appropriateness of the information presented in notes 7 and 8 to the consolidated financial statements.

Recognition of deferred tax assets for tax loss carryforwards

(notes 9.2.1 and 9.2.3 to the consolidated financial statements)

At December 31, 2017, €1,825 million was recognized in the consolidated financial statements for deferred tax assets. At that date, unrecognized deferred tax assets amounted to €3,712 million and mainly comprised tax losses that can be carried forward indefinitely.

As stated in note 9.2, a deferred tax asset is only recognized when it is probable that the tax entity will have sufficient future taxable profit to recover them. The recoverability of deferred tax assets is assessed based on the business plan used for impairment testing, which may be adjusted for tax specificities.

We believe that the measurement of deferred tax assets for tax loss carryforwards is a key audit matter, given their sensitivity to assumptions made by the Group, particularly in terms of the Group’s capacity to achieve the performance forecast in the business plan.

Our work entailed assessing the probability for Group entities of being able to use tax loss carryforwards recognized at December 31, 2017 in the future, and in particular:

•  determining whether the tax loss carryforwards could be used before they expire to offset deferred tax liabilities in the same tax jurisdiction; and

•  determining the capacity of each entity to generate future taxable profit enabling the utilization of tax loss carry forwards.

We assessed the method used by the Group to identify tax loss carry forwards to be used in the future.

To assess future taxable profit, we analyzed the reliability of the processes used to prepare the business plan to assess the probability of each entity recovering its deferred tax assets by:

•  analyzing the procedure used to develop and approve the latest business plan on which estimates were based;

•  comparing forecast performance from previous years with actual results for the years concerned;

•  verifying the consistency of assumptions made to assess deferred tax with those used for asset impairment testing;

•  performing a critical analysis of the tax assumptions used for taxable profit forecasts, which support the recognition of deferred tax assets for tax loss carryforwards.

We also assessed the appropriateness of the information presented in notes 9.2.1 and 9.2.3 to the consolidated financial statements.

Measuring provisions for competition and regulatory disputes

(Notes 5.2, 5.7 and 16 to the consolidated financial statements)

Orange is involved in a number of legal disputes in France and abroad relating to competition issues, national and European Commission regulations.

As stated in note 5.7, expenses arising from these proceedings are recorded when the Group has a present obligation towards a third party arising from a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which can be quantified or estimated on a reasonable basis.

A provision of €779 million was recognized to account for ongoing disputes involving the Group at December 31, 2017 (excluding provisions related to employee benefits, tax disputes and tax audits).

Given the Company’s exposure to competition issues in the telecommunications sector and the high level of judgment required by Management to estimate risks relating to legal disputes, we have identified the subject as a key audit matter.

To assess the extent of risk and the reasonableness of estimates used to record provisions for competition and regulatory disputes, our work included:

•  gaining insight into procedures implemented by Management to identify and map risk, and where appropriate, record provisions;

•  testing key controls set up by Management, which we believe to be the most relevant to our audit;

•  understanding the risk analyses performed by Management;

•  interviewing the Legal Department and Corporate Secretary of your Group and analyzing the documentation available (specifically the minutes of court hearings) to assess the merit of the assumptions used to determine any provisions for legal disputes;

•  examining the legal opinions of external counsel, the information available on ongoing proceedings and the probable financial consequences communicated in response to our requests for information;

•  assessing whether events subsequent to the reporting date and information provided in the financial statements for the year ended December 31, 2017 have been taken into account to estimate provisions.

We have also assessed the appropriateness of the information presented in notes 5.2, 5.7 and 16 to the consolidated financial statements.

Verification of Information Pertaining to the Group Presented in the Management Report

We have also verified, in accordance with professional standards applicable in France, the information pertaining to the Group presented in the Management Report prepared by the Board of Directors.

We have no matters to report as to the fair presentation and the consistency of the information with the consolidated financial statements.

Report on Other Legal and Regulatory Requirements

Appointment of the Statutory Auditors

We were appointed statutory auditors of Orange S.A. by the Shareholders’ Meeting held on May 27, 2015 for KPMG and a ministerial order dated September 18, 1991 for Ernst & Young Audit.

As at December 31, 2017, KPMG was in the third year and Ernst & Young Audit in the twenty-seventh year of their total uninterrupted engagement, which is the twenty-first year since securities of the Company were admitted to trading on a regulated market.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Management is also responsible for such internal control that it determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the company or to cease operations.

The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risk management systems and where applicable, internal audit, regarding the accounting and financial reporting procedures.

The consolidated financial statements have been approved by the Board of Directors.

Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Objectives and audit approach

Our role is to issue a report on the consolidated financial statements. Our objective is to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As specified in Article L.823-10-1 of the French Commercial Code (Code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

•  Identifies and assesses the risk of material misstatement of the consolidated financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for the audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•  Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control;

•  Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the consolidated financial statements;

•  Assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

•  Evaluates the overall presentation of the consolidated financial statements and assesses whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•  With regard to the financial information on persons or entities included in the consolidation scope, the statutory auditor obtains audit evidence considered to be sufficient and appropriate to provide a basis for the audit opinion. The statutory auditor is responsible for managing, supervising and performing the audit of the consolidated financial statements as well as the opinion on the financial statements.

Report to the Audit Committee

We submit a report to the Audit Committee, which includes a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report any significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the consolidated financial statements of the current period and which are therefore key audit matters. We describe these matters in this audit report.

We also provide the Audit Committee with the declaration provided for by Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France set forth in Articles L.822-10 to L.822-14 of the French Commercial Code (Code de commerce) and in the French Code of Ethics (Code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

Paris La Défense, February 21, 2018

The statutory auditors

French original signed by

KPMG Audit	Ernst & Young Audit
Division of KPMG S.A.

Marie Guillemot	Charles-Emmanuel Chosson
Partner	Partner

ORANGE

Date: February 21, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations